

ANNUAL
REPORT
2025

ANNUAL REPORT

for the year ended
DECEMBER 31, 2025

Agree Realty Corporation (NYSE: ADC) is a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) whose mission is to **RETHINK RETAIL** through the acquisition and development of properties net leased to industry-leading, omni-channel retail tenants throughout the United States.

Building upon the foundation of excellence established throughout the past five decades, Agree Realty continues to be a market leader in the net lease space. As of December 31, 2025, our growing portfolio consisted of 2,674 properties located in all 50 states and contained approximately 55.5 million square feet of gross leasable area.



2025

2024

2023

2022

2021

2020



Dear Fellow Shareholders,

2025 marked a year of robust growth for Agree Realty, perfectly embodied by our theme for the year, **WHEELS UP**. In a dynamic macro environment, our Team executed at scale across all three external growth platforms, enhancing our growing high-quality retail net lease portfolio, and delivered strong AFFO per share growth. Importantly, we maintained our disciplined capital allocation and balance sheet strategy and secured our future by investing in our people, processes, and technology, ensuring that our growth can be efficient and sustainable.

This past year, we invested approximately $1.55 billion across 338 retail net lease properties, representing our second highest annual investment volume in Company history and more than 60% year-over-year growth. Full-year AFFO per share grew 4.6% year-over-year and demonstrated the consistent and reliable earnings growth that is a hallmark of our strategy. Our performance continued to support a growing, well-covered dividend. We declared dividends totaling over $3.08 per share during 2025, up 2.7% year-over-year.

I look forward to leveraging the benefits of these investments in 2026 and beyond. With that, please allow me to review our accomplishments over the past year and how they position us for continued success.

Achieving our Envisioned Future

At the inception of our acquisition platform in 2010, we memorialized several milestones and objectives on our One Page Operating Strategy ("OPOS"). Our "envisioned future", which remains on our OPOS today, was to build the country's preeminent retail net lease REIT, serving as a full-service value provider to the world's best retailers. I am proud to say that vision has now been realized. Today, we are executing across all three external growth platforms to enable our retail partners to achieve their growth objectives. When combined with our asset management platform, we are a true one-stop shop for leading retailers. The result is scale without sacrificing underwriting discipline or portfolio quality.

Underscoring this is our broad-based execution in 2025. Acquisitions represented approximately $1.44 billion of investment activity across 305 properties. Development and our Development Funding Platform ("DFP") had a record year, with 34 projects completed or under construction representing over $225 million of committed capital. These platforms work synergistically, enabling Agree Realty to deepen retailer relationships while leveraging asymmetrical information to identify superior risk adjusted returns.

We believe this three-platform engine, supported by long-standing and growing retailer partnerships, is unmatched in our industry and creates a sustainable pathway for growth while maintaining a world-class retail portfolio. The strength of that portfolio is evident in the numbers. At year-end, we owned 2,674 properties across all 50 states totaling approximately 55.5 million square feet. The portfolio was effectively fully occupied at 99.7%, while investment grade retail tenants generated 66.8% of annualized base rents.

Our proactive asset management capabilities further support our high-quality portfolio. During the year, we executed new leases, extensions, or options on approximately three million square feet of gross leasable area and achieved a 104% recapture rate. We also kept near-term maturities minimal, with approximately 1.5% of annualized base rents maturing in 2026.

Balance Sheet Strength & Capital Markets Leadership

The strength of the Company also extends to its balance sheet. We have consistently demonstrated that Agree Realty is a capital markets leader. That leadership is a strategic advantage, and it helps ensure our balance sheet enables our continued growth.

As investment activity accelerated across all three platforms, we again proactively fortified our balance sheet. During 2025, we raised approximately $1.5 billion of long-term capital. This includes roughly $715 million of forward equity, a $400 million 10-year unsecured bond offering, and a $350 million 5.5-year term loan fixed at a rate of 4.02% inclusive of prior hedging activity. We ended the year with over $2.0 billion of liquidity, including outstanding forward equity, availability under our revolving credit facility and term loan, and cash on hand.





AGREE REALTY
RETHINK RETAIL

This past year, our capital markets leadership was validated by the achievement of an A- issuer rating from Fitch Ratings. The rating makes us one of only 13 publicly listed U.S. REITs with an A- credit rating equivalent or better and led to immediate savings on our outstanding term loan and commercial paper notes. The commercial paper notes were issued via our inaugural $625 million commercial paper program, which we launched during the year. The program is now our preferred source of short-term funding and generated over $1 million of savings versus revolver borrowings in just nine months.

People, Processes and Technology

Scaling Agree Realty at the pace we delivered in 2025 required more than simply raising and deploying capital. It necessitated continued investment in the operating platforms supporting that activity, including the people, processes, and technology necessary to support continued growth. We bolstered organizational capacity with 25 full-time Team Members and continued to invest in training our Team Leaders.

We worked to maximize technology as a strategic competitive advantage. We implemented an AI tool in our diligence process, driving annual savings of over $1 million. We rolled out Copilot to all Team Members and conducted training sessions, and we commenced construction on "arc 3.0" to further automate our underwriting process and improve our data infrastructure.

These investments allow us to eliminate manual, recurring tasks across the organization, further improving efficiency as we execute hundreds of transactions annually. This will support bottom-line growth in 2026 and beyond as we leverage ongoing efficiency gains and reduce general & administrative expenses as a percentage of adjusted revenue.

In Conclusion

2025 was **WHEELS UP** across all aspects of our business. We invested approximately $1.55 billion across 338 properties. We grew AFFO per share close to 5%, and we continued to increase our well-covered dividend. We did it while maintaining our underwriting discipline and further improving portfolio quality.

We enter 2026 from a position of strength, with over $2.0 billion of liquidity and no material debt maturities until 2028. Our A- issuer rating from Fitch Ratings validates the durability of our balance sheet and strength of our portfolio. We also carry forward the momentum of $1.55 billion of investment activity and a robust pipeline that underpins our 2026 growth outlook. Our 2026 theme is **SHARPENING OUR EDGE**. It reflects our focus on elevating our execution, strengthening our platforms, and investing in our systems to support long-term value creation.

I would like to thank our many loyal shareholders, our Board of Directors, our retail partners, and our outstanding Team for their continued support of Agree Realty Corporation.

Sincerely,

Joey Agree
President & Chief Executive Officer





SHARPENING
OUR EDGE
AGREE REALTY
RETHINK RETAIL
2026

ADC Listed NYSE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-12928

AGREE REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	**38-3148187**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

32301 Woodward Avenue, Royal Oak, Michigan	**48073**
(Address of principal executive offices)	(Zip Code)

(248) 737-4190
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.0001 par value	ADC	New York Stock Exchange
Depositary Shares, each representing one-thousandth of a share of 4.25% Series A Cumulative Redeemable Preferred Stock, $0.0001 par value	ADCPrA	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's shares of common stock held by non-affiliates was $5,088,774,755 as of June 30, 2025, based on the closing price of $73.06 on the New York Stock Exchange on that date.

At February 9, 2026, there were 120,028,299 shares of common stock, $.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the annual stockholder meeting to be held in 2026 are incorporated by reference into Part III of this Annual Report on Form 10-K as noted herein.

AGREE REALTY CORPORATION
Index to Form 10-K

		Page
PART I		
Item 1:	Business	2
Item 1A:	Risk Factors	9
Item 1B:	Unresolved Staff Comments	24
Item 1C:	Cybersecurity	25
Item 2:	Properties	26
Item 3:	Legal Proceedings	30
Item 4:	Mine Safety Disclosures	30
PART II		
Item 5:	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6:	[Reserved]	31
Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A:	Quantitative and Qualitative Disclosures about Market Risk	45
Item 8:	Financial Statements and Supplementary Data	47
Item 9:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	47
Item 9A:	Controls and Procedures	47
Item 9B:	Other Information	48
Item 9C:	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	48
PART III		
Item 10:	Directors, Executive Officers and Corporate Governance	49
Item 11:	Executive Compensation	49
Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	49
Item 13:	Certain Relationships and Related Transactions, and Director Independence	49
Item 14:	Principal Accountant Fees and Services	49
PART IV		
Item 15:	Exhibits and Financial Statement Schedules	50
	Consolidated Financial Statements and Notes	F-1
Item 16:	Form 10-K Summary	55
SIGNATURES		

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, are generally identifiable by use of the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "will," "seek," "could," "project" or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and which could materially affect the Company's results of operations, financial condition, cash flows, performance or future achievements or events. Factors which may cause actual results to differ materially from current expectations include, but are not limited to: changes in general economic, financial and real estate market conditions; the financial failure of, or other default in payment by, tenants under their leases and the potential resulting vacancies; the Company's concentration with certain tenants and in certain markets, which may make the Company more susceptible to adverse events; changes in the Company's business strategy; risks that the Company's acquisition and development projects will fail to perform as expected; adverse changes and disruption in the retail sector, including due to the adverse impact of tariffs, and the financing stability of the Company's tenants, which could impact tenants' ability to pay rent and expense reimbursement; the Company's ability to pay dividends; risks relating to information technology and cybersecurity attacks, loss of confidential information and other related business disruptions; risks related to the impacts of artificial intelligence; loss of key management personnel; the potential need to fund improvements or other capital expenditures out of operating cash flow; financing risks, such as the inability to obtain debt or equity financing on favorable terms or at all; the level and volatility of interest rates; the Company's ability to renew or re-lease space as leases expire; limitations in the Company's tenants' leases on real estate tax, insurance and operating cost reimbursement obligations; loss or bankruptcy of one or more of the Company's major tenants, and bankruptcy laws that may limit the Company's remedies if a tenant becomes bankrupt and rejects its leases; potential liability for environmental contamination, which could result in substantial costs; the Company's level of indebtedness, which could reduce funds available for other business purposes and reduce the Company's operational flexibility; covenants in the Company's credit agreements and unsecured notes, which could limit the Company's flexibility and adversely affect its financial condition; credit market developments that may reduce availability under the Company's revolving credit facility and commercial paper program; an increase in market interest rates which could raise the Company's interest costs on existing and future debt; a decrease in interest rates, which may lead to additional competition for the acquisition of real estate or adversely affect the Company's results of operations; the Company's hedging strategies, which may not be successful in mitigating the Company's risks associated with interest rates; legislative or regulatory changes, including changes to laws governing real estate investment trusts ("REITs"); the Company's ability to maintain its qualification as a REIT for federal income tax purposes and the limitations imposed on its business by its status as a REIT; and the Company's failure to qualify as a REIT for federal income tax purposes, which could adversely affect the Company's operations and ability to make distributions.

Unless the context otherwise requires, references in this Annual Report on Form 10-K to the terms "registrant," the "Company," "Agree Realty," "we," "our" or "us" refer to Agree Realty Corporation and all of its consolidated subsidiaries, including its majority owned operating partnership, Agree Limited Partnership (the "Operating Partnership"). Agree Realty has elected to treat certain subsidiaries as taxable real estate investment trust subsidiaries which are collectively referred to herein as the "TRS."

PART I

Item 1:   Business

General

The Company is a fully integrated REIT primarily focused on the ownership, acquisition, development and management of retail properties net leased to industry leading tenants. The Company was founded in 1971 by its current Executive Chairman, Richard Agree, and its common stock was listed on the New York Stock Exchange ("NYSE") in 1994. The Company's assets are held by, and all of its operations are conducted through, directly or indirectly, the Operating Partnership of which the Company is the sole general partner and in which it held a 99.7% common interest as of December 31, 2025. Under the agreement of limited partnership of the Operating Partnership, the Company, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership.

As of December 31, 2025, the Company's portfolio consisted of 2,674 properties located in all 50 states and totaling approximately 55.5 million square feet of Gross Leasable Area ("GLA"). The portfolio was approximately 99.7% leased and had a weighted average remaining lease term of approximately 7.8 years. A significant majority of the Company's properties are leased to national tenants and approximately 66.8% of our annualized base rent was derived from tenants, or parent entities thereof, with an investment grade credit rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or the National Association of Insurance Commissioners. Substantially all of our tenants are subject to net lease agreements. A net lease typically requires the tenant to be responsible for minimum monthly rent and property operating expenses including property taxes, insurance and maintenance.

As of December 31, 2025, the Company had 90 full-time employees, covering accounting, acquisitions, asset management, development and construction, finance, information technology, legal, due diligence, and people and culture.

The Company was incorporated in December 1993 under the laws of the State of Maryland. The Company believes that it has operated, and it intends to continue to operate, in such a manner to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In order to maintain qualification as a REIT, the Company must, among other things, distribute at least 90% of its REIT taxable income each year and meet asset and income tests. Additionally, its charter limits ownership of the Company, directly or constructively, by any single person to 9.8% of the value or number of shares, whichever is more restrictive, of its outstanding common stock and 9.8% of the value of the aggregate of all of its outstanding stock, subject to certain exceptions. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income that is distributed currently to its stockholders.

The Company's principal executive offices are located at 32301 Woodward Avenue, Royal Oak, MI 48073 and its telephone number is (248) 737-4190. The Company's website is www.agreerealty.com.

Recent Developments

For a discussion of business developments that occurred in 2025, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" later in this report. Certain summarized highlights are contained below.

Investments and Disposition Activity

During 2025, the Company completed approximately $1.57 billion of investments in net leased retail real estate. Total investment volume includes the acquisition of 305 properties for an aggregate purchase price of approximately $1.44 billion, and the completed development of 21 properties for an aggregate cost of approximately $131.2 million. These properties are net leased to tenants operating in 29 sectors and are located in 41 states. These assets are leased for a weighted average lease term of approximately 11.5 years.

During 2025, the Company sold 22 assets and land parcels for net proceeds of $42.1 million and recorded a net gain of $5.4 million.

Leasing

During 2025, excluding properties that were sold, the Company executed new leases, extensions or options on approximately 3,033,000 square feet of GLA throughout its portfolio. The annualized base contractual rent associated with these new leases, extensions or options is approximately $29.7 million.

Dividends

The Company increased its monthly dividend per common share from $0.253 to $0.256 in April 2025 and further increased the monthly dividend per common share to $0.262 in October 2025.

The December 2025 dividend per share of $0.262 represents an annualized dividend of $3.144 per share and an annualized dividend yield of approximately 4.4% based on the last reported sales price of our common stock listed on the NYSE of $72.03 on December 31, 2025.

The Company has routinely paid cash dividends to our common shareholders. Common cash dividends were paid quarterly for 107 consecutive quarters between 1994 and 2020 prior to moving to monthly common cash dividends in 2021. We have since paid 60 consecutive monthly dividends. Although we expect to continue our policy of paying regular dividends, we cannot guarantee that we will maintain our current level of common dividends, that we will continue our recent pattern of increasing dividends per share or what our actual dividend yield will be in any future period.

In addition to its common dividends, the Company paid monthly cash dividends on its 4.25% Series A Cumulative Redeemable Preferred Stock.

Financing

<u>Equity</u>

In April 2025, the Company completed a follow-on public offering of 5,175,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 675,000 shares in connection with the forward sale agreements. As of December 31, 2025, the Company has not settled any of these shares. The offering is anticipated to raise net proceeds of approximately $385.8 million after deducting fees and expenses and making certain adjustments as provided in the forward sale agreements.

The Company enters into at-the-market ("ATM") programs through which the Company, from time to time, sells shares of common stock and/or enters into forward sale agreements.

The following table summarizes the ATM programs that had activity during the year ended December 31, 2025 *(dollars in millions)*:

Program		Program Size	Total Forward Shares Sold	Total Forward Shares Settled	Total Forward Shares Outstanding as of December 31, 2025	Total Net Proceeds Anticipated or Received from Forward Shares Sold
February 2024	(1)	$1,000.0	10,409,017	10,409,017	—	$705.3
October 2024		$1,250.0	4,444,245 (2)	—	4,444,245 (3)	$330.3

(1) Applicable ATM program terminated and no future forward sales will occur under the program.
(2) After considering the shares of common stock sold subject to forward sale agreements under the program, the Company had approximately $914.5 million of availability under the October 2024 Program as of December 31, 2025.
(3) The Company is required to settle the outstanding forward shares of common stock under the program by dates between June 2026 and May 2027.

The following table summarizes the ATM activity completed during the year ended December 31, 2025:

	Year Ended
	December 31, 2025
Shares of common stock sold under the ATM programs	4,275,968
Shares of common stock settled under the ATM programs	7,633,519
Net proceeds received (in millions)	$538.3

Debt

During 2025, the Company completed the following debt activities:

- Established a $625.0 million commercial paper program (the "Commercial Paper Program"), pursuant to which it may issue short-term, fixed rate, unsecured commercial paper notes (the "Commercial Paper Notes"). The Commercial Paper Notes can have maturities of up to 397 days from the date of issue and are guaranteed by the Company and certain wholly owned subsidiaries of the Operating Partnership. The Company's Revolving Credit Facility (as defined below) serves as a liquidity backstop for the repayment of the Commercial Paper Notes outstanding.

- Completed an underwritten public offering of $400.0 million in aggregate principal amount of its 5.600% Notes due 2035 (the "2035 Senior Unsecured Public Notes"). The public offering was priced at 99.297% of the principal amount, resulting in proceeds of $397.2 million before deducting debt issuance costs. In connection with the underwritten public offering, the Company terminated $325.0 million of forward-starting interest rate swap agreements that hedged the 2035 Senior Unsecured Public Notes, receiving $13.6 million, net upon termination.

- Closed on an unsecured $350.0 million 5.5-year delayed draw term loan (the "2031 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500.0 million and matures in May 2031. As of December 31, 2025, the Company had not drawn any amounts under the 2031 Unsecured Term Loan. Borrowings under the 2031 Unsecured Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings. Based on the Company's credit ratings at the time of closing, pricing on the 2031 Unsecured Term Loan was 80 basis points over SOFR. The Company used the existing $350.0 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.22% until May 2031.

- Amended the Revolving Credit Facility and 2029 Unsecured Term Loan to reduce the SOFR adjustment from 10 basis points to zero basis points.

- Repaid the $50.0 million 2025 Senior Unsecured Notes at maturity.

Business Strategies

Our primary business objectives are to capitalize on distinct market positioning in the retail net lease space, focus on 21st century industry-leading retailers through our external growth platforms, leverage our real estate acumen and relationships to identify superior risk-adjusted opportunities, maintain a conservative and flexible capital structure that enables growth, and provide consistent, high-quality earnings growth and a well-covered growing dividend. The following is a discussion of our investment, financing and asset management strategies.

Investment

We are primarily focused on the long-term, fee simple ownership of properties net leased to national or large, regional retailers operating in sectors we believe to be more e-commerce and recession resistant than other retail sectors. Our leases are typically long-term net leases that require the tenant to pay all property operating expenses, including real estate taxes, insurance and maintenance. We believe that a diversified portfolio of such properties provides for stable and predictable cash flow.

We seek to expand and enhance our portfolio by identifying the best risk-adjusted investment opportunities across our three external avenues for growth: development, Developer Funding Platform ("DFP") and acquisitions.

Development: We have been developing retail properties since the formation of our predecessor company in 1971 and our development platform seeks to employ our capabilities to direct all aspects of the development process, including site selection, land acquisition, lease negotiation, due diligence, design and construction. Our developments are typically build-to-suit projects that result in fee simple ownership of the property upon completion.

Developer Funding Platform: Our DFP collaborates with developers or retailers on their in-process developments. We offer construction expertise and access to capital to facilitate the successful completion of their projects. We typically take fee simple ownership of DFP projects upon completion.

Acquisitions: Our acquisitions platform expands our investment capabilities by pursuing opportunities that meet both our real estate and return on investment criteria.

We believe that development and DFP projects have the potential to generate superior risk-adjusted returns on investment in properties that are substantially similar to those we acquire.

We focus on four core principles that underlie our investment criteria:

- Omni-channel critical (e-commerce resistance), focusing on leading operators that have matured in omni-channel structure or those in e-commerce resistant sectors;
- Recession resistance, emphasizing a balanced portfolio with exposure to counter-cyclical sectors and retailers with strong credit profiles;
- Avoidance of private equity sponsorship, emphasizing leading operators with strong balance sheets and minimizing exposure to the possibility of such sponsorship overleveraging their acquisitions and reducing retailers' abilities to invest in their businesses; and
- Adherence to strong real estate fundamentals and fungible buildings, protecting against unforeseen changes to our investment philosophies.

Each platform leverages the Company's real estate acumen to pursue investments in net lease retail real estate. Factors that we consider when evaluating an investment include but are not limited to:

- Overall market-specific characteristics, such as demographics, market rents, competition and retail synergy;
- Asset-specific characteristics, such as the age, size, location, zoning, use and environmental history, accessibility, physical condition, signage and visibility of the property;
- Tenant-specific characteristics, including but not limited to the financial profile, operating history, business plan, size, market positioning, geographic footprint, management team, industry and/or sector-specific trends and other characteristics specific to the tenant and parent thereof;
- Unit-level operating characteristics, including store sales performance and profitability, if available;
- Lease-specific terms, including term of the lease, rent to be paid by the tenant and other tenancy considerations; and
- Transaction considerations, such as purchase price, seller profile and other non-financial terms.

Financing

We seek to maintain a capital structure that provides us with the flexibility to manage our business and pursue our growth strategies, while allowing us to service our debt requirements and generate appropriate risk-adjusted returns for our stockholders. We believe these objectives are best achieved by a capital structure that consists primarily of common equity and prudent amounts of preferred equity and debt financing. However, we may raise capital in any form and under terms that we deem acceptable and in the best interest of our stockholders.

We have previously utilized common and preferred stock equity offerings, secured mortgage borrowings, unsecured bank borrowings, private placements and public offerings of senior unsecured notes and the sale of properties to meet our capital requirements. We continually evaluate our financing policies on an on-going basis in light of current economic conditions, access to various capital markets, relative costs of equity and debt securities, the market value of our properties and other factors.

Additionally, we sell common stock through forward sale agreements, enabling the Company to set the price of shares upon pricing the offering while delaying the issuance of shares and the receipt of the net proceeds by the Company.

As of December 31, 2025, the Company's ratio of total debt to enterprise value, assuming the conversion of common limited partnership interests in the Operating Partnership ("Operating Partnership Common Units") into shares of common stock, was approximately 27.4%, and its ratio of total debt to total gross assets (before accumulated depreciation) was approximately 31.6%.

As of December 31, 2025, our total debt outstanding before deferred financing costs and original issue discount was $3.32 billion, including $42.9 million of secured mortgage debt that had a weighted average fixed interest rate of 3.67% and a weighted average maturity of 3.9 years, $2.96 billion of unsecured borrowings, which includes $350.0 million of unsecured term loans and $2.61 billion of unsecured notes, that had a weighted average fixed interest rate of 4.05% (including the effects of interest rate swap agreements) and a weighted average maturity of 5.9 years, and $320.5 million of borrowings under our Revolving Credit Facility and Commercial Paper Program at an interest rate of approximately 3.94%.

Certain financial agreements to which the Company is a party contain covenants that limit its ability to incur debt under certain circumstances; however, our organizational documents do not limit the absolute amount or percentage of indebtedness that we may incur. As such, we may modify our borrowing policies at any time without stockholder approval.

Asset Management

We maintain a proactive leasing and capital improvement program that, combined with the quality and locations of our properties, has made our properties attractive to tenants. We intend to continue to hold our properties for long-term investment and, accordingly, place a strong emphasis on the quality of construction and an on-going program of regular and preventative maintenance. Our properties are designed and built to require minimal capital improvements other than renovations or alterations, typically paid for by tenants. Company personnel conduct regular inspections, maintain regular contact with major tenants and engage in consistent dialogue to understand store performance and tenant sustainability.

We have a management information system designed to provide our management with the operating data necessary to make informed business decisions on a timely basis. This system provides us rapid access to lease data, tenants' sales history, cash flow budgets and forecasts. Such a system helps us to maximize cash flow from operations and closely monitor corporate expenses.

Competition

The U.S. commercial real estate investment market is a highly competitive industry. We actively compete with many entities engaged in the acquisition, development and operation of commercial properties. As such, we compete with other investors for a limited supply of properties and financing for these properties. Investors include traded and non-traded public REITs, private equity firms, institutional investment funds, insurance companies and private individuals, many of which have greater financial resources than we do and the ability to accept more risk than we believe we can prudently manage. There can be no assurance that we will be able to compete successfully with such entities in our acquisition, development and leasing activities in the future.

Significant Tenants

No tenant accounted for more than 10.0% of our annualized base rent as of December 31, 2025. See "Item 2 – Properties" for additional information on our top tenants and the composition of our tenant base.

Regulation

Environmental

Investments in real property create the potential for environmental liability on the part of the owner or operator of such real property. If hazardous substances are discovered on or emanating from a property, the owner or operator of the property may under certain statutory schemes be held strictly liable for all costs and liabilities relating to such hazardous substances. We have obtained a Phase I environmental study (which involves inspection without soil sampling or ground water analysis) conducted by independent environmental consultants on each of our properties and, in certain instances, have conducted additional investigation, including Phase II environmental assessments.

We have no knowledge of any hazardous substances existing on our properties in violation of any applicable laws; however, no assurance can be given that such substances are not currently located on any of our properties.

We believe that we are in compliance, in all material respects, with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Furthermore, we have not received notice from any governmental authority of any noncompliance, liability or other claim in connection with any of our properties.

Americans with Disabilities Act of 1990

Our properties, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990 and similar state and local laws and regulations (collectively, the "ADA"). Investigation of a property may reveal non-compliance with the ADA. Our tenants will typically have primary responsibility for complying with the ADA, but we may incur costs if the tenant does not comply. As of December 31, 2025, we have not received notice from any governmental authority, nor are we otherwise aware, of any non-compliance with the ADA that we believe would have a material adverse effect on our business, financial position or results of operations.

Human Capital

Team Members and Values

As of December 31, 2025, the Company had 90 full-time team members covering accounting, acquisitions, asset management, development and construction, finance, information technology, legal, due diligence, and people and culture as compared to 75 full-time team members as of December 31, 2024.

Our core values are the foundation of our Company culture and include:

- We All Do the Dishes - We are a team. We all roll up our sleeves and dig in, no matter the task.
- Brick by Brick - We achieve results by making consistent, disciplined decisions.
- Greatness Requires Grit - We have a resilient mindset to achieve and exceed our goals.
- Punch Your Ticket - We push ourselves to be the best we can at our position and embrace the opportunities that new challenges present.

We work to attract the best talent externally to meet the current and future demands of our business. We utilize social media, professional recruiters and other organizations to find motivated and talented team members and employ competency-based behavioral interviewing techniques.

Talent Management

Professional development is a cornerstone of our talent management system, and we diligently work to develop talent from within. We emphasize professional development through both technical and soft-skill development and training. To empower team members to reach their potential, the Company provides a range of on-the-job training and mentoring, knowledge sharing, continuing education and "lunch-and-learn" programs. Our talent management practices include the utilization of our core competency frameworks, professional development plans, career pathing and succession planning and carefully designed promotion and internal mobility opportunities.

Our team members' goal setting and performance feedback processes include formal quarterly and annual reviews and self and team leader reviews, as well as ongoing one-on-one meetings with team leaders. Professional development plans based on critical core competencies are created and monitored to ensure progress is made along established timelines.

Financial and Health Wellness

As part of our compensation philosophy, we offer and maintain market competitive total rewards programs for team members in order to attract and retain superior talent. These programs not only include wages and incentives, but also health, welfare, and retirement benefits.

Our compensation philosophies include:

- Total compensation that is both fair and competitive. The Company seeks fairness in total compensation with reference to external and internal comparisons.
- Attract, retain and motivate team members. Compensation is used to achieve business objectives by attracting, retaining and motivating top talent.
- Reward superior individual and Company performance on both a short-term and long-term basis. Performance-based pay aligns the interests of management with the interests of our stockholders and motivates and rewards individual efforts and company success.
- Align executives' and team members' long-term interests with those of our stockholders. The Company seeks to align these interests by providing a significant portion of executive officer compensation in the form of restricted common stock and performance units. In addition, all team members are eligible to receive a portion of compensation in the form of restricted common stock.

The structure of our compensation programs balance incentive earnings for both short-term and long-term performance. Specifically, the programs include a base salary, incentive compensation through annual cash bonuses and equity participation, and a retirement plan with Company match.

The "Agree Wellness Program" affords team members paid time off and holidays, fully equipped on-site fitness amenities, and leaves of absence for specified events. Insurance coverages are provided for all team members and their dependents, including medical, dental, vision, disability, and life insurance. The Company pays 100% of short-term, long-term, and life insurance premiums for team members and their families. The Company pays 100% of medical premiums for team members and their families for two plan options.

Environmental, Social and Governance ("ESG")

As part of the Company's commitment to continuously improving our understanding of and performance across material ESG topics, the Company engaged a third-party consultant since 2022 to help identify opportunities for improvement across our programs, policies, and disclosures to meet the expectations of our stakeholders. The Company executed an ongoing sustainability and ESG strategy to enhance our oversight structure, risk management, policies, data collection, reporting, and stakeholder engagement. Additionally, the Company received Gold Level recognition from Green Lease Leaders for three consecutive years.

Environmental Sustainability

We understand that environmental sustainability is an ongoing endeavor and embrace the responsibility to be a steward of the environment, use natural resources carefully, and work with our retail partners on shared sustainability initiatives. We remain committed to using our time, talents, resources, and relationships to grow in a manner that makes the world and the environment better for future generations.

Our focus on industry-leading, national and super-regional retailers provides for long-term relationships with many environmentally conscientious retailers. This is particularly meaningful because the Company's portfolio is primarily comprised of properties that are leased to tenants under long-term net leases where the tenant is generally responsible for maintaining the property and implementing environmentally responsible practices.

We engaged with our retail partners on shared sustainability initiatives at our properties, and executed green leases with various tenants, as well as systematically monitored ESG policies for current and prospective tenants. We continue working with our tenants and consultant to update our greenhouse gas emissions inventory.

Social, Company Culture and Team Members

The "Agree Wellness Program" focuses on physical and financial wellness to enhance team members' well-being. The Company believes that team members who are healthy, fit, financially secure and motivated are team members who achieve personal and professional success. Ongoing professional development is offered to help all team members advance their careers. The Company regularly sponsors local charities and has received numerous local awards recognizing its outstanding corporate culture and wellness initiatives. The Company supports healthy living through enhanced health insurance, an on-site gym, training and education, various complementary meal programs and many other benefits.

We support team members with cash compensation plans, equity ownership programs, retirement plans and ongoing access to financial planning resources. Team members are compensated for their performance and rewarded for their outstanding work. Alignment of individual, team, corporate and stockholder objectives provides for continuity, teamwork and increased collaboration. Our team members are paid commensurate with their qualifications, responsibilities, productivity, quality of work and adherence to our core values.

The Agree Culture Committee is composed of team members from departments throughout the organization. The Company's Culture Committee hosts a variety of events that are focused on team building and camaraderie as well as contributing to the communities in which we live.

Governance, Fiduciary Duties and Ethics

We believe that nothing is more important than a company's reputation for integrity and serving as a responsible fiduciary for its stockholders. We are committed to managing the Company for the benefit of our stockholders and are focused on maintaining good corporate governance.

Our board of directors has ten directors, eight of whom are independent. Six new independent directors have been added since 2018. Independent directors meet regularly, without the presence of officers or team members. A Lead Independent Director was appointed in 2019.

The board of directors has adopted an insider trading policy that applies to all directors, officers and team members. The Company does not have a stockholder rights plan ("poison pill") and maintains stock ownership guidelines for directors and certain executive officers requiring specified levels of stock ownership. Time-vested stock grants to officers and team members vest over a three-year period to provide long-term alignment, while performance-based stock grants to named executive officers utilize total shareholder return, with the amount of the grants intended to increase as total returns to stockholders increase, further enhancing alignment. Our board of directors has established a succession plan for the Chief Executive Officer to cover emergencies and other occurrences. Finally, the Company annually submits "say-on-pay" advisory votes to its stockholders.

Available Information

The Company's reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC") pursuant to Section 13 or 15(d) of the Exchange Act and can be accessed through the SEC's website, www.sec.gov, as soon as reasonably practicable after we electronically file or furnish such reports. These filings are also available on the Company's website, free of charge, at www.agreerealty.com. The Company's website also contains copies of its corporate governance guidelines and code of business conduct and ethics, as well as the charters of its audit, compensation and nominating and governance committees. Within the time period required by the SEC, the Company will post on its website any amendment to its code of business conduct and ethics and any waiver applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The information on the Company's website is not part of this report.

Item 1A: Risk Factors

The following factors and other factors discussed in this Annual Report on Form 10-K could cause the Company's actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere in future SEC reports. You should carefully consider each of the risks, assumptions, uncertainties and other factors described below and elsewhere in this report, as well as any reports, amendments or updates reflected in subsequent filings or furnishings with the SEC. We believe these risks, assumptions, uncertainties and other factors, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results and could materially and adversely affect our business operations, results of operations, financial condition and liquidity.

Risks Related to Our Business and Operations

Economic and financial conditions may have a negative effect on our business and operations.

Changes in global or national economic conditions, such as the global economic and financial market downturn, rising tensions between China and Taiwan and the conflicts in Ukraine and in the Middle East, may cause or continue to cause, among other things, tightening in the credit markets, lower levels of liquidity, increases in the rate of default and bankruptcy and lower consumer spending and business spending, which could adversely affect our business and operations.

For example, the current and continued macro-economic conditions of elevated inflation and increased interest rates have increased the costs associated with acquiring new properties and decreased the availability of financing on terms that we find acceptable, which has reduced our ability to acquire properties at our historical rate with attractive terms. Potential consequences of changes in economic and financial conditions include:

- Changes in the performance of our tenants, which may result in lower rent and lower recoverable expenses that the tenant can afford to pay and tenant defaults under the leases;
- Current or potential tenants may delay or postpone entering into long-term net leases with us;
- The ability to borrow on terms and conditions that we find acceptable may be limited or unavailable, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from acquisition and development activities, reduce our ability to make cash distributions to our stockholders and increase our future interest expense;
- Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions;
- The recognition of impairment charges on or reduced values of our properties, which may adversely affect our results of operations or limit our ability to dispose of assets at attractive prices and may reduce the availability of buyer financing; and
- One or more lenders under our revolving credit facility could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given certain fixed costs and commitments associated with our operations, which could materially impact our results of operations and/or financial condition.

Our business is significantly dependent on single tenant properties.

We focus our development and investment activities on ownership of real properties that are primarily net leased to a single tenant. Therefore, the financial failure of, or other default in payment by, a single tenant under its lease or our decision not to renew a tenant's lease and the potential resulting vacancy may cause a significant reduction in our operating cash flows from that property and a significant reduction in the value of the property and could cause a significant impairment loss. In addition, we would be responsible for all of the operating costs of a property following a vacancy at a single tenant building. Because our properties have generally been built to suit a particular tenant's specific needs and desires, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in releasing such property.

Bankruptcy laws will limit our remedies if a tenant becomes bankrupt and rejects its leases.

If a tenant becomes bankrupt or insolvent, that could diminish the income we receive from that tenant's leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leasehold with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be an unsecured claim subject to statutory limitations, and therefore any amounts received in bankruptcy are likely to be substantially less valuable than the remaining rent we otherwise were owed under the leases. We may be forced to "take back" a property as a result of default or rejection of a lease by a tenant in a bankruptcy proceeding. In addition, a tenant in bankruptcy may attempt to renegotiate their lease or request significant rent concessions, and any payment on a claim we have for unpaid past rent could be substantially less than the amount owed.

Our portfolio is concentrated in certain states, which makes us more susceptible to adverse events in these areas.

Our properties are located in all 50 states throughout the United States and in particular, the state of Texas (where 169 properties out of 2,674 properties are located, or 6.9% of our annualized base rent was derived as of December 31, 2025), Illinois (166 properties, or 6.1% of our annualized base rent), Ohio (164 properties, or 5.3% of our annualized base rent), Michigan (149 properties, or 5.2% of our annualized base rent), and New York (103 properties, or 5.0% of our annualized base rent). An economic downturn or other adverse events or conditions such as natural disasters in any of these areas, or any other area where we may have significant concentration in the future, could result in a material reduction of our cash flows or material losses to our company.

Our tenants are concentrated in certain retail sectors, which makes us susceptible to adverse conditions impacting these sectors.

As of December 31, 2025, 10.3%, 9.0% and 7.7% of our annualized base rents were derived from tenants operating in the grocery stores, home improvement, and convenience store sectors, respectively. Similarly, we have concentrations in other sectors such as tire and auto service, auto parts and dollar stores. Any decrease in consumer demand for the products and services offered by our tenants operating in any industries for which we have concentrations could have an adverse effect on our tenants' revenues, costs and results of operations, thereby adversely affecting their ability to meet their lease obligations to us. As we continue to invest in properties, our portfolio may become more or less concentrated by industry sector.

There are risks associated with our development and acquisition activities.

We intend to continue the development of new properties and to consider possible acquisitions of existing properties. We anticipate that our new developments will be financed under the revolving credit facility or other forms of financing that will result in a risk that permanent fixed rate financing on newly developed projects might not be available or would be available only on disadvantageous terms. In addition, new project development is subject to a number of risks, including risks of construction delays, supply chain disruptions, price fluctuations of materials or cost overruns that may increase anticipated project costs. Furthermore, new project commencement risks also include receipt of zoning, occupancy, other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion. If permanent debt or equity financing is not available on acceptable terms to finance new development or acquisitions undertaken without permanent financing, further development activities or acquisitions might be curtailed, or cash available for distribution might be adversely affected. Acquisitions entail risks that investments will fail to perform in accordance with expectations, as well as general investment risks associated with any new real estate investment.

Loss of revenues from tenants would reduce the Company's cash flow.

Our tenants encounter significant macroeconomic, governmental and competitive forces. Beginning in 2022, in an effort to combat inflation and restore price stability, the Federal Reserve significantly raised its benchmark federal funds rate, which led to increases in interest rates in the credit markets. The Federal Reserve may continue to raise the federal funds rate, which will likely lead to higher interest rates in the credit markets and the possibility of slowing economic growth and/or a recession. Additionally, U.S. government policies implemented to address inflation, including actions by the Federal Reserve to increase or maintain current interest rates, could negatively impact consumer spending and adversely impact the broader economy. Adverse changes in consumer spending or consumer preferences for particular goods, services or store-based retailing could severely impact our tenants' ability to pay rent. Shifts from in-store to online shopping could increase due to changing consumer shopping patterns as well as the increase in consumer adoption and use of mobile electronic devices. This expansion of e-commerce could have an adverse impact on our tenant's ongoing viability. The default, financial distress, bankruptcy or liquidation of one or more of our tenants could cause substantial vacancies in our property portfolio or impact our tenants' ability to pay rent. Vacancies reduce our revenues, increase property expenses and could decrease the value of each vacant property. Upon the expiration of a lease, the tenant may choose not to renew the lease, renegotiate the economics of any option period(s) as a condition of exercising one or more of them, and/or we may not be able to release the vacant property at a comparable lease rate or without incurring additional expenditures in connection with such renewal or re-leasing. These risks could be exacerbated by a deterioration in the financial condition of any major tenant with leases in multiple locations.

Our assessment that certain businesses are more insulated from e-commerce pressure than others may prove to be incorrect, and changes in macroeconomic trends may adversely affect our tenants, either of which could impair our tenants' ability to make rental payments to us and materially and adversely affect us.

We primarily invest in properties leased to tenants in sectors where a physical location is critical to the generation of sales and profits. Such tenants operate in sectors including grocery stores, home improvement, convenience stores, tire and auto services, auto parts and dollar stores. We believe many of these businesses have adopted effective omni-channel strategies that leverage their brick-and-mortar locations as a distinct competitive advantage against online only retailers and other competitors. In addition, these businesses generally operate in sectors that are resilient through economic cycles. While we believe this to be the case, technology and business conditions, particularly in the retail industry, are rapidly changing, and our tenants may be adversely affected by technological innovation, changing consumer preferences and competition from non-traditional sources. To the extent our current and prospective tenants face increased competition their businesses could suffer. There can be no assurance that our tenants will be successful in meeting any new competition, and a deterioration in our tenants' businesses could impair their ability to meet their lease obligations to us and materially and adversely affect us.

The availability and timing of cash dividends is uncertain.

We expect to continue to pay regular dividends to our stockholders. However, we bear all expenses incurred by our operations, and our funds generated by operations, after deducting these expenses, may not be sufficient to cover desired levels of dividends to our stockholders. We cannot assure our stockholders that sufficient funds will be available to pay dividends.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions, or other limitations under our indebtedness, annual dividend requirements or the REIT provisions of the Internal Revenue Code, state law and such other factors as our board of directors deems relevant. Further, we may issue new shares of common stock as compensation to our team members or in connection with public offerings or acquisitions. Any future issuances may substantially increase the cash required to pay dividends at current or higher levels.

Any preferred shares we may offer may have a fixed dividend rate that would not increase with any increases in the dividend rate of our common stock. Conversely, payment of dividends on our common stock is subject to payment in full of the dividends on any preferred shares and payment of interest on any debt securities we may offer.

If we do not maintain or increase the dividend on our common stock, it could have an adverse effect on the market price of our shares.

We face risks relating to information technology and cybersecurity attacks, loss of confidential information and other business disruptions.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes and we rely on commercially available systems, software, tools and monitoring to provide infrastructure and security for processing, transmitting and storing information. Any failure, inadequacy or interruption could materially harm our business and/or damage our business relationships and our reputation. Our clients or other third parties with whom we do business may themselves become subject to cyberattacks or security incidents, over which we may have no control, and which could have an indirect adverse impact on them, us or our business relationship. Furthermore, our business is subject to risks from and may be impacted by cybersecurity attacks or cyber intrusion, including attempts to gain unauthorized access to our confidential data and other electronic security breaches. Such cyber-attacks can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. While we employ a number of measures to prevent, detect and mitigate these threats, there is no guarantee such efforts will be successful in preventing a cyber-attack. Cybersecurity incidents could cause operational interruption, damage to our business relationships, private data exposure (including personally identifiable information, or proprietary and confidential information, of ours and our team members, as well as third parties) and affect the efficiency of our business operations. Any such incidents could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information and reduce the benefits of our technologies. Further, while we carry cyber liability insurance, such insurance may not be adequate to cover all losses related to such events. In addition, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law with increasingly complex and rigorous standards. Compliance with existing, proposed and recently enacted laws and regulations can be costly; failure to comply could subject us to fines and penalties, or damage to our reputation and credibility with regulators, tenants and investors.

The use of artificial intelligence presents risks and challenges that may adversely impact our business and operating results or that of our tenants.

We may adopt and integrate generative artificial intelligence and machine learning (collectively, "AI") tools into our operations to enhance efficiencies and streamline existing systems. However, the deployment and maintenance of AI tools may entail substantial risks. While these tools hold promise in optimizing processes and driving efficiencies, as with many technological innovations, they also pose inherent risks. These include, but are not limited to, the potential for inaccuracy, bias, intellectual property infringement, or misappropriation, as well as concerns regarding data privacy and cybersecurity.

As AI technologies become more advanced, cybercriminals may develop more sophisticated attack methods. Such methods may include the use of AI to automate and enhance phishing schemes, advance malware, and carry out more effective cyberattacks. The AI-driven cyber threats could be harder to detect and counteract, which may pose significant risks to our data security and the integrity of our systems. If such AI-enhanced cyberattacks are successful, they could lead to substantial data breaches, loss of sensitive information, and significant financial and reputational damage.

Our environmental, social and governance commitments could result in additional costs, and our inability to achieve them could have an adverse impact on our reputation and performance.

From time to time, we communicate our strategies, commitments and targets related to sustainability and other environmental, social and governance matters. These strategies, commitments and targets reflect our current plans and aspirations, and we may be unable to achieve them. We may from time to time incur additional expense to meet such targets. Any failure to meet these sustainability targets could adversely impact our business, financial condition and results of operations. In addition, standards and processes for measuring and reporting carbon emissions and other sustainability metrics may change over time, and may result in inconsistent data, or could result in significant revisions to our strategies, commitments and targets, or our ability to achieve them. Any scrutiny of our sustainability disclosures or our failure to achieve related strategies, commitments and targets could negatively impact our reputation or performance.

General Real Estate Risks

Our performance and value are subject to general economic conditions and risks associated with our real estate assets.

There are risks associated with owning and leasing real estate. Although many of our leases contain terms that obligate the tenants to bear substantially all of the costs of operating our properties, investing in real estate involves a number of risks. Income from and the value of our properties may be adversely affected by:

- Changes in general or local economic conditions;
- The attractiveness of our properties to potential tenants;
- Changes in supply of or demand for similar or competing properties in an area;
- Bankruptcies, financial difficulties or lease defaults by our tenants;
- Changes in operating costs and expense and our ability to control rents;
- Our ability to lease properties at favorable rental rates;
- Our ability to sell a property when we desire to do so at a favorable price;
- Property damage or casualty loss;
- Impacts of climate change;
- The potential risk of functional obsolescence of properties over time;
- Changes in interest rates and the availability of financing; and
- Changes in or increased costs of compliance with governmental rules, regulations and fiscal policies, including changes in the ADA and similar regulations and tax, real estate, environmental and zoning laws, and our potential liability thereunder.

Economic and financial market conditions have and may continue to exacerbate many of the foregoing risks. If a tenant fails to perform on its lease covenants, that would not excuse us from meeting any mortgage debt obligation secured by the property and could require us to fund reserves in favor of our mortgage lenders, thereby reducing funds available for payment of cash dividends on our shares of common stock.

We face risks associated with climate change, which could materially and adversely impact us.

As a result of climate change, our properties in certain markets could experience increases in storm intensity, flooding, drought, wildfires, rising sea levels, and extreme temperatures. The potential physical impacts of climate change on our properties are uncertain and would be particular to the geographic circumstances in areas in which we own property. Over time, these conditions could result in volatile or decreased demand for certain of our properties or, in extreme cases, the inability of our tenants to operate the properties at all. Climate change may also have indirect effects on our business by increasing the cost of insurance (or making insurance unavailable), increasing the cost of energy at our properties, or requiring us to spend funds to repair and protect our properties against such risks. Compliance with new federal and state-level laws or regulations related to climate change, including climate change disclosures, compliance with "green" building codes or other laws or regulations relating to reduction of carbon footprints and/or greenhouse gas emissions, may require us to make significant cash expenditures both at the property and corporate level. Furthermore, our tenants' increased costs associated with compliance with such laws or regulations could negatively impact our tenants' operating results and ability to pay rent. Any of these occurrences could materially and adversely impact us.

Compliance with the ADA, fire and safety regulations, and other regulations may require us to make unanticipated expenditures.

Our properties are subject to the ADA, fire and safety regulations, building codes and other regulations. Failure to comply with these laws and regulations could result in imposition of fines by the government or an award of damages to private litigants, or both. While our tenants are obligated by law to comply with the ADA and typically obligated under our leases to cover costs associated with compliance with the ADA and other property regulations, if required changes involve greater expenditures than anticipated or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected, and we could be required to expend our own funds to comply with applicable law and regulation.

The fact that real estate investments are relatively illiquid may reduce economic returns to investors.

We may desire to sell a property in the future because of changes in market conditions or poor tenant performance or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet secured debt obligations or to avoid a secured debt loan default. Real estate properties cannot generally be sold quickly, and we cannot assure you that we could always obtain a favorable price. We may be required to invest in the restoration or modification of a property before we can sell it, or we may need to obtain landlord consent to sell certain assets in which we have a leasehold interest in the land underlying the buildings. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions and, as a result, could adversely affect our financial condition, results of operations, cash flows and our ability to pay dividends on our common stock.

Our ability to renew leases or re-lease space on favorable terms as leases expire significantly affects our business.

We are subject to the risks that, upon expiration of leases for space located in our properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another tenant with comparable building structural space and configuration needs, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property. Further, if we are unable to re-let promptly all or a substantial portion of our retail space or if the rental rates upon such re-letting were significantly lower than expected rates, our net income and ability to make expected distributions to stockholders would be adversely affected. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases.

Our leases contain certain limitations on tenants' real estate tax, insurance and operating cost reimbursement obligations.

Our tenants under net leases generally are responsible for paying the real estate taxes, insurance costs and operating costs associated with the leased property. However, certain leases contain limitations on the tenant's cost reimbursement obligations and, therefore, there are costs which may be incurred and which will not be reimbursed in full by tenants. This could reduce our operating cash flows from those properties and could reduce the value of those properties.

Potential liability for environmental contamination could result in substantial costs.

Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our stockholders. This potential liability results from the following:

- As owner, we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;
- The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;
- Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs; and
- Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

We own and may in the future acquire properties that will be operated as convenience stores with gas station facilities. The operation of convenience stores with gas station facilities at our properties will create additional environmental concerns. Similarly, we may lease properties to users or producers of other hazardous materials. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations.

A majority of our leases require our tenants to comply with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. However, we could be subject to strict liability under environmental laws because we own the properties. There are certain losses, including losses from environmental liabilities, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations, require us to fund environmental indemnities in favor of our secured lenders and reduce our ability to service our secured debt and pay dividends to stockholders and any debt security interest payments. Environmental problems at any properties could also put us in default under loans secured by those properties, as well as loans secured by unaffected properties. As of December 31, 2025, we have not been notified by any governmental authority of any non-compliance, liability or other claim, and are not aware of any other environmental condition that we believe will have a material adverse effect on our business, financial condition, results of operations or liquidity.

Uninsured losses relating to real property may adversely affect our operating results and cash flows and upon renewal of our insurance policies, our coverage may change and our costs may increase.

Our leases generally require tenants to carry comprehensive liability and extended coverage insurance on our properties. However, there are certain losses, including losses from environmental liabilities, terrorist acts or catastrophic acts of nature, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate an affected property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. In the event of a substantial unreimbursed loss, we would remain obligated to repay any mortgage indebtedness or other obligations related to the property.

It has generally become more difficult and expensive to obtain property insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property insurance on our properties at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (for example, earthquake, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.

If we were unable to obtain adequate insurance on our properties for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments that require us to maintain adequate insurance to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experience damage which would otherwise have been covered by insurance, it could materially and adversely affect our financial condition and the operations of our properties.

Risks Related to Our Debt Financings

Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility, and we may have future capital needs for which we may not be able to obtain additional financing on acceptable terms.

At December 31, 2025, our ratio of total debt to enterprise value (assuming conversion of Operating Partnership Common Units into shares of common stock) was approximately 27.4%. Incurring substantial debt may adversely affect our business and operating results by:

- Requiring us to use a substantial portion of our cash flow to pay interest and principal, which reduces the amount available for distributions, acquisitions and capital expenditures;
- Making us more vulnerable to economic and industry downturns and reducing our flexibility to respond to changing business and economic conditions;
- Requiring us to agree to less favorable terms, including higher interest rates, in order to incur additional debt, and otherwise limiting our ability to borrow for operations, working capital or to finance acquisitions in the future; or

- Limiting our flexibility in conducting our business, including our ability to finance or refinance our assets, contribute assets to joint ventures or sell assets as needed, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms.

In addition, the use of leverage presents an additional element of risk in the event that (1) the cash flow from lease payments on our properties is insufficient to meet debt obligations, (2) we are unable to refinance our debt obligations as necessary or on as favorable terms, (3) there is an increase in interest rates, (4) we default on our financial obligations or (5) debt service requirements increase. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the property could be foreclosed upon with a consequential loss of income and asset value to us. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

We generally intend to maintain a ratio of total indebtedness (including construction or acquisition financing) to total market capitalization of 65% or less. Nevertheless, we may operate with debt levels which are in excess of 65% of total market capitalization for extended periods of time. If our debt capitalization policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to make expected distributions to stockholders, and could result in an increased risk of default on our obligations.

Covenants in our credit agreements and note purchase agreements could limit our flexibility and adversely affect our financial condition.

The terms of the financing agreements and other indebtedness require us to comply with a number of customary financial and other covenants. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations. Our ability to meet some of these covenants, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by our tenants under their leases. Our financing agreements contain certain cross-default provisions which could be triggered in the event that we default on our other indebtedness. These cross-default provisions may require us to repay or restructure the revolving credit facility in addition to any mortgage or other debt that is in default. If our properties were foreclosed upon, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, the amount of our distributable cash flows and our financial condition would be adversely affected.

Our unsecured revolving credit facility, certain term loan agreements and certain note purchase agreements contain various restrictive corporate covenants, including a maximum total leverage ratio, a maximum secured leverage ratio and a minimum fixed charge coverage ratio. In addition, our unsecured revolving credit facility, certain term loan agreements and certain note purchase agreements have unencumbered pool covenants, which include a maximum unencumbered leverage ratio and a minimum unencumbered interest coverage ratio. These covenants may restrict our ability to pursue certain business initiatives or certain transactions that might otherwise be advantageous. Furthermore, failure to meet certain of these financial covenants could cause an event of default under and/or accelerate some or all of such indebtedness which could have a material adverse effect on us.

An increase in market interest rates could raise our interest costs on existing and future debt or adversely affect our stock price, and a decrease in interest rates may lead to additional competition for the acquisition of real estate or adversely affect our results of operations.

Our interest costs for any new debt and our current debt obligations may rise if interest rates increase. This increased cost could make the financing of any new acquisition more expensive as well as lower our current period earnings. For example, the increase in interest rates has led to an increase in our cost of capital, resulting in requiring acquisition opportunities to have higher investment yields to achieve our investment goals and objectives. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay to lease our assets and limit our ability to reposition our portfolio promptly in response to changes in economic or other conditions. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which could adversely affect the market price of our common stock. Decreases in interest rates may lead to additional competition for the acquisition of real estate due to a reduction in desirable alternative income-producing investments. Increased competition for the acquisition of real estate may lead to a decrease in the yields on real estate targeted for acquisition. In such circumstances, if we are not able to offset the decrease in yields by obtaining lower interest costs on our borrowings, our results of operations may be adversely affected.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that a court could rule that such agreements are not legally enforceable, and that we may have to post collateral to enter into hedging transactions, which we may lose if we are unable to honor our obligations. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the REIT income tests. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Future offerings of debt and equity may not be available to us or may adversely affect the market price of our common stock.

We expect to continue to increase our capital resources by making additional offerings of equity and debt securities in the future, which could include classes or series of preferred stock, common stock and senior or subordinated notes and commercial paper notes. Our ability to raise additional capital may be restricted at a time when we would like or need, including as a result of market conditions. Future market dislocations could cause us to seek sources of potentially less attractive capital and impact our flexibility to react to changing economic and business conditions. All debt securities and other borrowings, as well as all classes or series of preferred stock, will be senior to our common stock in a liquidation of our company. Additional equity offerings could dilute our stockholders' equity and reduce the market price of shares of our common stock. In addition, depending on the terms and pricing of an additional offering of our common stock and the value of our properties, our stockholders may experience dilution in both the book value and fair value of their shares. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after an offering or the perception that such sales could occur, and this could materially and adversely affect our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue preferred stock or other securities convertible into equity securities with a distribution preference or a liquidation preference that may limit our ability to make distributions on our common stock. Our ability to estimate the amount, timing or nature of additional offerings is limited as these factors will depend upon market conditions and other factors.

Risks Related to Our Corporate Structure

Our charter, bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction.

Our charter contains 9.8% ownership limits. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and contains provisions that limit any person to actual or constructive ownership of no more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock and no more than 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. Our board of directors, in its sole discretion, may exempt, subject to the satisfaction of certain conditions, any person from the ownership limits. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limits may delay or impede, and we may use the ownership limits deliberately to delay or impede, a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We have a staggered board. Our directors are divided into three classes serving three-year staggered terms. The staggering of our board of directors may discourage offers for the Company or make an acquisition more difficult, even when an acquisition may be viewed to be in the best interest of our stockholders.

We could issue stock without stockholder approval. Our board of directors could, without stockholder approval, issue authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors could, without stockholder approval, classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares. Our board of directors could establish a series of stock that could, depending on the terms of such series, delay, defer or prevent a transaction or change of control that might involve a premium price for our common stock or otherwise be viewed to be in the best interest of our stockholders.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company. Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares, including:

- "Business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter would require the recommendation of our board of directors and impose special appraisal rights and special stockholder voting requirements on these combinations; and

- "Control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The business combination statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from the business combination provisions of the Maryland General Corporation Law, or MGCL, any business combination with Mr. Richard Agree or any other person acting in concert or as a group with Mr. Richard Agree.

In addition, our bylaws contain a provision exempting any and all acquisitions by any person of shares of our stock from the control share acquisition statute.

Additionally, Title 3, Subtitle 8 of the MGCL, permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement certain takeover defenses. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price.

Our charter, our bylaws, the limited partnership agreement of the Operating Partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be viewed to be in the best interest of our stockholders.

An officer and director may have interests that conflict with the interests of stockholders.

An officer and member of our board of directors owns Operating Partnership Common Units. This individual may have personal interests that conflict with the interests of our stockholders with respect to business decisions affecting us and the Operating Partnership, such as interests in the timing and pricing of property sales or refinancing in order to obtain favorable tax treatment.

Federal Income Tax Risks

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes we must continually satisfy numerous income, asset and other tests, thus having to forego investments we might otherwise make and hindering our investment performance.

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We will be subject to increased taxation if we fail to qualify as a REIT for federal income tax purposes. Although we believe that we are organized and operate in such a manner so as to qualify as a REIT under the Internal Revenue Code, no assurance can be given that we will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and applicable treasury regulations is also increased in the context of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. Additionally, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the approval of our stockholders. A REIT that annually distributes at least 90% of its taxable income to its stockholders generally is not taxed at the corporate level on such distributed income. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT.

If we fail to qualify as a REIT, we will face tax consequences that will substantially reduce the funds available for payment of cash dividends:

- We would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates.
- We may be subject to increased state and local taxes.
- Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we failed to qualify.

In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends (other than any mandatory dividends on any preferred shares we may offer). As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our common stock.

U.S. federal tax reform legislation could affect REITs generally, the geographic markets in which we operate, our stock and our results of operations, both positively and negatively in ways that are difficult to anticipate.

Changes to the federal income tax laws are proposed regularly. Additionally, the REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain such changes could have an adverse impact on our business and financial results. In particular, H.R. 1, which took effect for taxable years that began on or after January 1, 2018 (subject to certain exceptions), as amended by the Coronavirus Aid, Relief, and Economic Security Act made many significant changes to the federal income tax laws that profoundly impacted the taxation of individuals, corporations (both regular C corporations as well as corporations that have elected to be taxed as REITs), and the taxation of taxpayers with overseas assets and operations. Effective July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law and is a complex revision to the U.S. federal income tax laws with potentially far-reaching consequences. The OBBBA will require subsequent rulemaking in a number of areas. The long-term impact of the OBBBA along with H.R. 1 on us, our investors, our tenants and the real estate industry cannot be reliably predicted and these changes impact us and our stockholders in various ways, some of which are adverse or potentially adverse compared to prior law. There can be no assurance, however, that technical clarifications to these laws or further changes needed to prevent unintended or unforeseen tax consequences will be enacted by Congress. In addition, while certain elements of tax reform legislation do not impact us directly as a REIT, they could impact the geographic markets in which we operate, the tenants that populate our properties and the customers who frequent our properties in ways, both positive and negative, that are difficult to anticipate. Other legislative proposals could be enacted in the future that could affect REITs and their stockholders. Prospective investors are urged to consult their tax advisors regarding the effect of these tax law changes and any other potential tax law changes on an investment in our common stock.

Changes in tax laws may prevent us from maintaining our qualification as a REIT.

As we have previously described, we intend to maintain our qualification as a REIT for federal income tax purposes. However, this intended qualification is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect our status as a REIT. If there is a change in the tax law that prevents us from qualifying as a REIT or that requires REITs generally to pay corporate level income taxes, we may not be able to make the same level of distributions to our stockholders.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

In order to qualify as a REIT, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities, securities of TRSs and qualified real estate assets) cannot include more than 10% of the voting securities or 10% of the value of all securities, of any one issuer. In addition, in general, no more than 5% of the total value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of securities of any one issuer, and no more than 25% of the total value of our assets can be represented by one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

We may have to borrow funds or sell assets to meet our distribution requirements.

Subject to some adjustments that are unique to REITs, a REIT generally must distribute 90% of its taxable income. For the purpose of determining taxable income, we may be required to accrue interest, rent and other items treated as earned for tax purposes but that we have not yet received. In addition, we may be required not to accrue as expenses for tax purposes some expenses that actually have been paid, including, for example, payments of principal on our debt, or some of our deductions might be disallowed by the IRS. As a result, we could have taxable income in excess of cash available for distribution. If this occurs, we may have to borrow funds or liquidate some of our assets in order to meet the distribution requirement applicable to a REIT.

Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. A TRS will typically pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Our TRSs will pay federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us. There can be no assurance that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above.

Liquidation of our assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any gain if we sell assets in transactions that are considered to be "prohibited transactions," which are explained in the risk factor below.

We may be subject to other tax liabilities even if we qualify as a REIT.

Even if we remain qualified as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to federal income tax on any of our REIT taxable income (including capital gains) that we do not distribute annually to our stockholders. Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. The need to avoid prohibited transactions could cause us to forego or defer sales of properties that might otherwise be in our best interest to sell.

In addition, any net taxable income earned directly by our TRSs, or through entities that are disregarded for federal income tax purposes as entities separate from our TRSs, will be subject to federal and possibly state corporate income tax. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations.

The maximum federal income tax rate applicable to "qualified dividend income" payable by non-REIT corporations to certain non-corporate U.S. stockholders is generally 20% and a 3.8% Medicare tax may also apply. Dividends paid by REITs, however, generally are not eligible for the reduced rates applicable to qualified dividend income. Commencing with taxable years that began on or after January 1, 2018 the effective tax rate on ordinary REIT dividends (i.e., dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us) was reduced for U.S. holders of our common stock that are individuals, estates or trusts by permitting such holders to claim a deduction in determining their taxable income equal to 20% of any such dividends they receive. Taking into account this 20% reduction in the maximum individual federal income tax rate (which is otherwise 37%), this results in a maximum effective rate of regular income tax on ordinary REIT dividends of 29.6% (as compared to the 20% maximum federal income tax rate applicable to qualified dividend income received from a non-REIT corporation). This 20% deduction in the applicable tax rate for ordinary REIT dividends was originally enacted for the period from January 1, 2018 through December 31, 2025, but the reduction was made permanent by the passage of OBBBA on July 4, 2025. Nevertheless, the more favorable tax rates generally applicable to regular corporate distributions (from non-REIT corporations) could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions. This could materially and adversely affect the value of the stock of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets that is clearly identified in the manner specified in the Internal Revenue Code does not constitute gross income and is not counted for purposes of income tests that apply to us as a REIT. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRSs.

General Risks

Loss of our key personnel could materially impair our ability to operate successfully.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could materially and adversely affect us.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results, which could result in a loss of investor confidence and adversely affect the market price of our common stock.

We are required to establish and maintain internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Disclosure controls and procedures are processes designed to ensure that information required to be disclosed is communicated to management and reported in a timely manner. We cannot be certain that we will be successful in continuing to maintain adequate control over our financial reporting and disclosure controls and procedures. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur could result in misstatements or restatements of our financial statements or a decline in the price of our securities. In addition, as our business continues to grow, and as we continue to make significant acquisitions, our internal controls will become more complex and may require significantly more resources to ensure that our disclosure controls and procedures remain effective. Moreover, the existence of any material weakness or significant deficiency in our internal controls and procedures may require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. If we cannot provide reliable financial reports, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of our common stock.

The market price and trading volume of shares of our common stock may fluctuate or decline.

The market price and trading volume of our common stock may fluctuate widely due to various factors, including:

- Broad market fluctuations;
- Market reaction to any additional indebtedness we incur or debt or equity securities we or the Operating Partnership issue in the future;
- Additions or departures of key management personnel;
- Changes in our credit ratings;
- The financial condition, performance and prospects of our tenants;
- Changes in market interest rates; and
- The realization of any of the other risk factors presented in this Annual Report on Form 10-K.

Many of the factors listed above are beyond our control. Those factors may cause the market price of our common stock to decline significantly, regardless of our financial condition, results of operations and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

An epidemic or pandemic, and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it, may precipitate or materially exacerbate one or more of the other risks, and may significantly disrupt our tenants' ability to operate their businesses and/or pay rent to us or prevent us from operating our business in the ordinary course for an extended period.

An epidemic or pandemic could have a material and adverse effect on or cause disruption to our business or financial condition, results of operations, cash flows and the market value and trading price of our securities due to, among other factors:

- A complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
- Reduced economic activity could severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
- Reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending;
- Difficulty accessing debt and equity capital on attractive terms, or at all, potential impacts to our credit ratings, and a prolonged severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis and our tenants' ability to fund their business operations and meet their obligations to us;
- Negative impacts to our future compliance with financial covenants of our Revolving Credit Facility and other debt agreements could result in a default and potentially an acceleration of indebtedness, which non-compliance could negatively impact our ability to make additional borrowings under our Revolving Credit Facility and pay dividends;
- Any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions;
- A decline in business activity and demand for real estate transactions could adversely affect our ability or desire to grow our portfolio of properties;
- A deterioration in our or our tenants' ability to operate in affected areas or delays in the supply of products or services to us or our tenants from vendors that are needed for our or our tenants' efficient operations could adversely affect our operations and those of our tenants; and
- The potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during this disruption.

The extent to which a future pandemic impacts our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

A future pandemic precludes any prediction as to the full adverse impacts on our business. Nevertheless, a future pandemic presents a material uncertainty and risk with respect to our financial condition, results of operations, cash flows and performance.

Item 1B: **Unresolved Staff Comments**

There are no unresolved staff comments.

Item 1C. Cybersecurity

Risk Management and Strategy

Managing Material Risks & Integrated Risk Management

We have a comprehensive and systematic cybersecurity risk assessment program, which covers the identification, analysis, evaluation, and management of cybersecurity risks. The program follows a risk-based approach, which prioritizes the cybersecurity risks according to their likelihood and impact and allocates the appropriate resources and actions to mitigate these risks and leverages the National Institute of Standards and Technology (NIST) framework.

The program is cross-functional involving the participation and input of internal stakeholders, third-party consultants and board oversight. The program is reviewed and updated on a monthly basis, or whenever there is a significant change in our environment, operations, or objectives.

Engagement and Oversight of Third-parties

We have contracted a reputable, global third-party external Security Operations Center ("SOC") to ensure that our cybersecurity processes, tools, and monitoring are operating continuously. The SOC service provides a holistic view of our security landscape using a cloud-native Security Incident & Event Management platform, removing security siloes to gain actionable insights and providing continuous 24/7 detection and response services, as well as proactively identifying threats to prevent security disruptions.

We engage the SOC on a regular basis to conduct external audits and assessments of our cybersecurity posture and performance. The SOC provides independent and objective feedback and recommendations on how to improve our cybersecurity strategy, policies, processes, and controls. The SOC also assists the Company in identifying and prioritizing the most critical and emerging cybersecurity risks and threats, and to align our cybersecurity initiatives with the best practices and standards in the industry.

We also have a robust and rigorous oversight process for managing cybersecurity risks related to our third-party service providers. The process includes:

- conducting due diligence and background checks on the potential service providers;
- verifying their cybersecurity credentials, capabilities, and track record;
- establishing clear and specific contractual terms and conditions regarding the Company's cybersecurity expectations, obligations, and the responsibilities of the service providers;
- conducting quarterly business reviews of service providers including security operations performance and recommendations; and
- monitoring and auditing the service providers' performance, compliance, reporting and escalation procedures for any cybersecurity issues or incidents identified through quarterly business reviews.

Risks from Cybersecurity Threats

While we face a variety of cybersecurity risks, such as phishing attempts, ransomware attacks, and unauthorized access attempts, such risks have not materially affected us to-date, including our business strategy, results of operations or financial condition. For more information about the cybersecurity risks we face, see "Item 1A – Risk Factors - *We face risks relating to information technology and cybersecurity attacks, loss of confidential information and other business disruptions*" and "Item 1A – Risk Factors - *The use of artificial intelligence presents risks and challenges that may adversely impact our business and operating results or that of our tenants*".

Governance

Board of Directors' Oversight

Our board of directors takes an active and informed role in our risk management policies and strategies. Our executive officers, which are responsible for our day-to-day risk management practices, present to the board of directors on the material risks to our Company, including risks related to information technology and cybersecurity.

The audit committee has formal oversight responsibility for cybersecurity and is responsible for reviewing the Company's policies and procedures with respect to cybersecurity risk assessment and risk management. As part of the board of directors and audit committee's oversight, the Chief Information Officer ("CIO") provides quarterly updates to the audit committee with respect to security improvement projects, cybersecurity incidents, mitigation, and management.

Management's Role Managing Risk

Our CIO is responsible for developing and overseeing matters related to cybersecurity and serves as the Company's Chief Information Security Officer. The CIO has over 25 years of experience in information technology and is certified as an IT Business Relationship Management Professional (BRMP®), Six Sigma Blackbelt and Lean Office Champion. The CIO reports directly to the Chief Operating Officer, who is accountable for the overall information technology and security strategy and governance of the Company.

We have a comprehensive and continuous cybersecurity training program for our employees, which aims to raise their awareness and knowledge of cybersecurity threats and challenges, and to enhance their skills and competencies in preventing and responding to the cybersecurity incidents. The program covers the Company's cybersecurity policies, guidelines, cybersecurity best practice guidelines, cybersecurity scenarios and simulations.

In connection with improving the management of cybersecurity risk, the Company has:

- audited our systems with the help of information security consultants;
- completed ransomware simulations and enhanced our Disaster Recovery and Business Continuity Plan to reflect lessons learned;
- implemented information security policies to monitor for and notify if personnel take potentially malicious actions against the company, such as forwarding sensitive emails or uploading data to non-approved cloud services;
- conducted recovery simulation of our proprietary database to determine restoration timing;
- implemented a continuous vulnerability scanning solution to identify known threats in near real-time;
- conducted penetration testing and remediated all issues identified; and
- enhanced e-mail filtering software to limit the possibility of phishing or ransomware attacks.

Monitor Cybersecurity Incidents

We have a well-defined and tested cybersecurity incident response plan, which outlines the roles and responsibilities, procedures and protocols, tools and resources, and communication and escalation channels that will be activated and implemented in the event of a cybersecurity incident. The plan aims to detect and contain the incident, analyze and assess its nature, scope, and severity, and restore and resume the normal operations and functions of the Company.

Item 2: **Properties**

As of December 31, 2025, the Company's portfolio consisted of 2,674 properties located in all 50 states and totaling approximately 55.5 million square feet of GLA.

As of December 31, 2025, the Company's portfolio was approximately 99.7% leased and had a weighted average remaining lease term of approximately 7.8 years. A significant majority of the Company's properties are leased to national tenants and approximately 66.8% of our annualized base rent was derived from tenants, or parent entities thereof, with an investment grade credit rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or National Association of Insurance Commissioners. Substantially all of our tenants are subject to net lease agreements. A net lease typically requires the tenant to be responsible for minimum monthly rent and property operating expenses including property taxes, insurance and maintenance. In addition, our tenants are typically subject to future rent increases based on fixed amounts or increases in the consumer price index and certain leases provide for additional rent calculated as a percentage of the tenants' gross sales above a specified level.

Tenant Diversification

The following table presents annualized base rents for all tenants that represented 1.5% or greater of our total annualized base rent as of December 31, 2025 *(dollars in thousands)*:

Tenant	Annualized Base Rent[1]	Percent of Annualized Base Rent
Walmart	$ 41,155	5.6 %
Tractor Supply	35,632	4.9 %
Dollar General	28,612	3.9 %
O'Reilly Auto Parts	22,274	3.0 %
TJX Companies	22,239	3.0 %
Best Buy	22,123	3.0 %
CVS	21,288	2.9 %
Kroger	21,039	2.9 %
Lowe's	20,974	2.9 %
Hobby Lobby	20,913	2.9 %
Gerber Collision	18,933	2.6 %
7-Eleven	18,037	2.5 %
Sunbelt Rentals	17,224	2.3 %
Burlington	15,133	2.1 %
Home Depot	14,062	1.9 %
Sherwin-Williams	13,947	1.9 %
Genuine Parts Company (NAPA Auto Parts)	12,172	1.7 %
Dollar Tree	12,045	1.6 %
Wawa	11,111	1.5 %
Other[2]	344,482	46.9 %
Total Portfolio	**$ 733,395**	**100.0 %**

(1) Represents annualized base rent on a straight-line basis as of December 31, 2025.
(2) Includes tenants that represented less than 1.5% of annualized contractual base rent as of December 31, 2025.

Tenant Sector Diversification

The following table presents annualized base rents for all retail sectors as of December 31, 2025 *(dollars in thousands)*:

Sector	Annualized Base Rent[1]	Percent of Annualized Base Rent
Grocery Stores	$ 75,290	10.3 %
Home Improvement	66,416	9.0 %
Convenience Stores	56,237	7.7 %
Tire and Auto Service	55,926	7.6 %
Auto Parts	49,371	6.7 %
Dollar Stores	47,315	6.4 %
Off-Price Retail	43,863	6.0 %
Farm and Rural Supply	37,403	5.1 %
General Merchandise	36,643	5.0 %
Pharmacy	26,239	3.6 %
Consumer Electronics	26,224	3.6 %
Crafts and Novelties	23,205	3.2 %
Discount Stores	20,861	2.8 %
Equipment Rental	18,280	2.5 %
Health Services	18,050	2.5 %
Warehouse Clubs	16,823	2.3 %
Restaurants - Quick Service	16,572	2.3 %
Health and Fitness	15,237	2.1 %
Dealerships	15,078	2.0 %
Sporting Goods	12,911	1.8 %
Financial Services	9,745	1.3 %
Specialty Retail	9,271	1.3 %
Restaurants - Casual Dining	7,027	0.9 %
Shoes	4,897	0.7 %
Home Furnishings	4,857	0.7 %
Pet Supplies	4,813	0.6 %
Theaters	3,976	0.5 %
Beauty and Cosmetics	3,776	0.5 %
Entertainment Retail	2,651	0.4 %
Apparel	2,544	0.3 %
Miscellaneous	1,270	0.2 %
Office Supplies	624	0.1 %
Total Portfolio	**$ 733,395**	**100.0 %**

(1) Represents annualized base rent on a straight-line basis as of December 31, 2025.

Geographic Diversification

The following table presents annualized base rents, by state, for our portfolio as of December 31, 2025 *(dollars in thousands)*:

State	Annualized Base Rent[1]	Percent of Annualized Base Rent
Texas	$ 50,474	6.9 %
Illinois	44,964	6.1 %
Ohio	39,176	5.3 %
Michigan	38,060	5.2 %
New York	36,303	5.0 %
Pennsylvania	35,627	4.9 %
Florida	34,465	4.7 %
North Carolina	34,010	4.6 %
California	32,190	4.4 %
Georgia	29,476	4.0 %
New Jersey	26,296	3.6 %
Wisconsin	20,690	2.8 %
Missouri	20,228	2.8 %
Louisiana	19,362	2.6 %
Virginia	17,825	2.4 %
Mississippi	17,078	2.3 %
Minnesota	16,472	2.2 %
South Carolina	16,448	2.2 %
Kansas	15,971	2.2 %
Indiana	15,283	2.1 %
Connecticut	14,519	2.0 %
Tennessee	13,618	1.9 %
Massachusetts	13,442	1.8 %
Alabama	13,408	1.8 %
Oklahoma	11,097	1.5 %
Other[2]	106,913	14.7 %
Total Portfolio	**$ 733,395**	**100.0 %**

(1) Represents annualized base rent on a straight-line basis as of December 31, 2025.
(2) Includes tenants that represented less than 1.5% of annualized contractual base rent as of December 31, 2025.

Lease Expirations

The following table presents contractual lease expirations within the Company's portfolio as of December 31, 2025, assuming no tenants exercise renewal options *(dollars and GLA in thousands)*:

Year	Number of Leases	Annualized Base Rent[1]		Gross Leasable Area	
		Dollars	% of Total	Square Feet	% of Total
2026	52	$ 10,710	1.5 %	1,004	1.8 %
2027	162	36,701	5.0 %	3,375	6.1 %
2028	182	48,018	6.5 %	4,188	7.6 %
2029	218	67,725	9.2 %	6,370	11.5 %
2030	339	74,708	10.2 %	6,295	11.4 %
2031	244	61,877	8.4 %	4,885	8.8 %
2032	257	54,118	7.4 %	3,919	7.1 %
2033	229	52,849	7.2 %	4,015	7.3 %
2034	232	53,022	7.2 %	3,575	6.5 %
2035	217	60,350	8.2 %	4,151	7.5 %
Thereafter	763	213,317	29.2 %	13,495	24.4 %
Total Portfolio	**2,895**	**$ 733,395**	**100.0 %**	**55,272**	**100.0 %**

(1) Represents annualized base rent on a straight-line basis as of December 31, 2025.

Developments

During the year ended December 31, 2025, the Company had 34 development or DFP projects completed or under construction, for which 13 remained under construction as of December 31, 2025. Anticipated total costs for the 13 projects are approximately $94.1 million.

Item 3:   Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of business. We are not presently involved in any litigation nor, to our knowledge, is any other litigation threatened against us, other than routine litigation arising in the ordinary course of business, which is expected to be covered by our liability insurance. Management believes that we do not have any pending legal proceedings that, individually or in the aggregate, would have a material adverse effect on our liquidity, results of operations or business or financial condition.

Item 4:   Mine Safety Disclosures

Not applicable.

PART II

Item 5:   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information and Dividend Policy

The Company's common stock is traded on the NYSE under the symbol "ADC." At February 9, 2026, there were 120,028,299 shares of our common stock issued and outstanding which were held by 164 stockholders of record. The number of stockholders of record does not reflect persons or entities that held their shares in nominee or "street" name. In addition, at February 9, 2026 there were 347,619 outstanding Operating Partnership Common Units held by a limited partner other than our Company. The Operating Partnership Common Units are exchangeable into shares of common stock on a one-for-one basis.

The Company intends to continue to declare regular dividends. However, our distributions are determined by our board of directors and will depend upon cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the board of directors deems relevant. The Company has historically paid cash dividends, although we may choose to pay a portion in stock dividends in the future. To qualify as a REIT, distributions of at least 90% of our REIT taxable income prior to net capital gains must be made to our stockholders, as well as meet certain other requirements. The distributions must be paid in the taxable year the income is recognized; or in the following taxable year if they are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. Generally, such distributions are treated for REIT tax purposes as paid by us and received by our stockholders on December 31 of the year in which they are declared, however such distributions may be treated for REIT tax purposes as a distribution in the year in which they are paid if REIT distribution requirements have been met through earlier distributions. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if it is declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions qualify as dividends paid for the 90% REIT distribution test for the previous year and are taxable to holders of our capital stock in the year in which paid.

Issuer Purchases of Equity Securities

Common stock repurchases during the three months ended December 31, 2025 were:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2025 - October 31, 2025	—	$ —	—	—
November 1, 2025 - November 30, 2025	21	73.78	—	—
December 1, 2025 - December 31, 2025	311	74.30	—	—
Total	332	$ 74.27	—	—

During the three months ended December 31, 2025, the Company withheld 332 shares from employees to satisfy estimated statutory income tax obligations related to vesting of restricted stock awards. The value of the common stock withheld was based on the closing price of our common stock on the applicable vesting date.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during the year ended December 31, 2025.

Equity Compensation Plans

For information about our equity compensation plan, please see "Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

Item 6:   **[Reserved]**

Item 7: **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the consolidated financial statements, and related notes thereto, included elsewhere in this Annual Report on Form 10-K and the "Cautionary Note Regarding Forward-Looking Statements" in "Item 1A – Risk Factors" above. Also refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's previously filed Annual Report on Form 10-K for the year ended December 31, 2024 for additional discussion of our financial condition and results of operations, including a comparison of our results of operations for the years ended December 31, 2024 and December 31, 2023.

Overview

The Company is a fully integrated REIT primarily focused on the ownership, acquisition, development and management of retail properties net leased to industry leading tenants. The Company was founded in 1971 by its current Executive Chairman, Richard Agree, and its common stock was listed on the NYSE in 1994. The Company's assets are held by, and all of its operations are conducted through, directly or indirectly, the Operating Partnership, of which the Company is the sole general partner and in which the Company held a 99.7% common interest as of December 31, 2025. Refer to Note 1-*Organization* in the notes to the consolidated financial statements in this Form 10-K for further information on the ownership structure. Under the agreement of limited partnership of the Operating Partnership, the Company, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership.

As of December 31, 2025, the Company's portfolio consisted of 2,674 properties located in all 50 states and totaling approximately 55.5 million square feet of GLA. The portfolio was approximately 99.7% leased and had a weighted average remaining lease term of approximately 7.8 years. A significant majority of the Company's properties are leased to national tenants and approximately 66.8% of our annualized base rent was derived from tenants, or parent entities thereof, with an investment grade credit rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or the National Association of Insurance Commissioners. A net lease typically requires the tenant to be responsible for minimum monthly rent and property operating expenses including property taxes, insurance and maintenance.

The Company elected to be taxed as a REIT for federal income tax purposes commencing with the taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for federal income tax purposes and we intend to continue operating in such a manner.

Results of Operations

Overall

The Company's real estate investment portfolio grew from approximately $7.42 billion in net investment amount representing 2,370 properties with 48.8 million square feet of GLA as of December 31, 2024 to approximately $8.57 billion in net investment amount representing 2,674 properties with 55.5 million square feet of GLA at December 31, 2025. The Company's real estate investments were made throughout and between the periods presented and were not all outstanding for the entire period; accordingly, a portion of the increase in rental income between periods is related to recognizing revenue in 2025 on acquisitions, development and DFP projects that were completed during 2024. Similarly, the full rental income impact of acquisitions made during 2025 will not be seen until 2026.

Acquisitions

The following summarizes the acquisitions completed by the Company during the periods presented *(dollars in thousands)*:

	Year Ended
	December 31, 2025
Number of properties acquired	305
Location (by state)	41
Tenant retail sectors	29
Weighted-average lease term (years)	11.5
Underwritten weighted-average capitalization rate[1]	7.2 %
Total purchase price, including acquisition and closing costs	$ 1,448,066

(1) Weighted-average capitalization rate for acquisitions is the sum of contractual fixed annual rents computed on a straight-line basis over the primary lease terms and anticipated annual net tenant recoveries, divided by the aggregate purchase price for occupied properties.

Development and Developer Funding Platform

The following summarizes the Company's development and Developer Funding Platform ("DFP") activity during the periods presented:

	Year Ended
	December 31, 2025
Projects completed	21
Projects commenced	14
Projects under construction at period-end	13

Dispositions

The following summarizes the Company's disposition activity during the periods presented *(dollars in thousands)*:

	Year Ended
	December 31, 2025
Number of properties sold	22
Net proceeds	$ 42,067
Gain on sale of assets, net	$ 5,416

Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024 (dollars in thousands)

	Year Ended December 31,		Variance	
	2025	2024	(in dollars)	(percentage)
Rental Income	$ 718,163	$ 616,822	$ 101,341	16 %
Real Estate Tax Expense	$ 52,231	$ 46,882	$ 5,349	11 %
Property Operating Expense	$ 33,773	$ 26,349	$ 7,424	28 %
Depreciation and Amortization Expense	$ 239,308	$ 206,987	$ 32,321	16 %

The variances in rental income, real estate tax expense, property operating expense and depreciation and amortization expense shown above were due to the acquisition and the ownership of an increased number of properties during the year ended December 31, 2025 compared to the year ended December 31, 2024, as further described under *Results of Operations - Overall* above.

General and administrative expenses increased $6.9 million, or 18%, to $44.1 million for the year ended December 31, 2025, compared to $37.2 million for the year ended December 31, 2024. The increase was primarily the result of growth in compensation costs due to inflationary increases and higher stock-based compensation expense as a result of changing the vesting period for awards granted beginning in 2023. General and administrative expenses as a percentage of total revenue increased to 6.1% for the year ended December 31, 2025 from 6.0% for the year ended December 31, 2024.

Interest expense, net increased $25.7 million, or 24%, to $134.6 million for the year ended December 31, 2025, compared to $108.9 million for the year ended December 31, 2024. The increase in interest expense, net was primarily a result of higher levels of borrowings during the year ended December 31, 2025 compared to the year ended December 31, 2024 in order to finance the acquisition and development of additional properties. Interest expense, net increased approximately $21.5 million related to the $400.0 million 2035 Senior Unsecured Public Notes that were issued in May 2025 and the $450.0 million 2034 Senior Unsecured Public Notes that were issued in May 2024, partially offset by a decrease in interest due to the repayment of the $50.0 million 2025 Senior Unsecured Notes in May 2025. In addition, interest expense on the Revolving Credit Facility and Commercial Paper Notes increased approximately $4.8 million due to higher levels of borrowings, partially offset by lower average borrowing rates, during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Provision for impairment increased $4.7 million to $11.9 million for the year ended December 31, 2025, compared to $7.2 million for the year ended December 31, 2024. Provisions for impairment are recorded when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through operations plus estimated disposition proceeds and are not necessarily comparable period-to-period.

A net gain of $5.4 million was recognized on the sale of 22 assets and land parcels during the year ended December 31, 2025, compared to a net gain of $11.5 million recognized on the sale of 26 assets during the year ended December 31, 2024. The decrease was primarily due to lower disposition volume and lower average disposition proceeds per property in 2025 as compared to 2024. Gains and losses on sale of assets are dependent on levels of disposition activity and the carrying value of the assets relative to their sales prices. As a result, such gains on sales are not necessarily comparable period-to-period.

Income and other tax expense decreased $2.6 million to $1.7 million for the year ended December 31, 2025 compared to $4.3 million during the year ended December 31, 2024. The decrease is driven by refunds received as a result of amendments to previous years' tax returns for various state filings as well as a reduction in recurring expense levels following these amendments.

Net income increased $15.2 million, or 8%, to $205.0 million for the year ended December 31, 2025, compared to $189.8 million for the year ended December 31, 2024. The change was the result of the growth in the portfolio partially offset by the items discussed above. After allocation of income to non-controlling interest and preferred stockholders, net income attributable to common stockholders increased $15.1 million, or 8% to $196.9 million for the year ended December 31, 2025, compared to $181.8 million for the year ended December 31, 2024.

Liquidity and Capital Resources

The Company's principal demands for funds include payment of operating expenses, payment of principal and interest on its outstanding indebtedness, dividends and distributions to its stockholders and holders of the units of the Operating Partnership (the "Operating Partnership Common Units"), and future property acquisitions and development.

In March 2025, the Operating Partnership established a commercial paper program (the "Commercial Paper Program"), pursuant to which it may issue short-term, fixed rate, unsecured commercial paper notes (the "Commercial Paper Notes") under the exemption from registration contained in Section 4(a)(2) of the Securities Act. Amounts available under the Commercial Paper Program may be borrowed, repaid and re-borrowed from time to time, with the aggregate principal amount of the Commercial Paper Notes outstanding under the Commercial Paper Program at any time not to exceed $625.0 million. The Commercial Paper Notes can have maturities of up to 397 days from the date of issue and are guaranteed by the Company and certain wholly owned subsidiaries of the Operating Partnership.

In April 2025, the Company completed a follow-on public offering of 5,175,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 675,000 shares in connection with the forward sale agreements. As of December 31, 2025, the Company has not settled any of these shares. The offering is anticipated to raise net proceeds of approximately $385.8 million after deducting fees and expenses and making certain adjustments as provided in the forward sale agreements.

In May 2025, the Operating Partnership completed an underwritten public offering of $400.0 million in aggregate principal amount of its 5.600% Notes due 2035 (the "2035 Senior Unsecured Public Notes"). The public offering was priced at 99.297% of the principal amount, resulting in proceeds of $397.2 million before deducting debt issuance costs. In connection with the underwritten public offering, the Company terminated $325.0 million of forward-starting interest rate swap agreements that hedged the 2035 Senior Unsecured Public Notes, receiving $13.6 million, net upon termination.

In addition, in May 2025, the Operating Partnership repaid the $50.0 million 2025 Senior Unsecured Notes at maturity.

On November 17, 2025, the Company entered into the First Amendment to the Fourth Amended and Restated Revolving Credit Agreement (the "First Amendment to the Revolving Credit Facility") with PNC Bank, as administrative agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Borrower as guarantors. The First Amendment to the Revolving Credit Facility amends the Revolving Credit Facility by and among the Company, the Borrower, PNC Bank, as administrative agent, and a syndicate of lenders named therein. The First Amendment to the Revolving Credit Facility includes certain technical and administrative amendments, including an amendment to the interest rate for borrowings under the Revolving Credit Facility by reducing the SOFR adjustment to zero basis points. As a result, the Revolving Credit Facility's interest rate is based on a pricing grid with a range of 72.5 to 140 basis points over SOFR, determined by the Company's credit ratings and leverage ratio. At December 31, 2025, borrowings under the Revolving Credit Facility, as amended, would have incurred interest at a rate of SOFR plus a pricing grid spread of 72.5 basis points.

On November 17, 2025, the Company entered into the Second Amendment to Term Loan Agreement (the "Second Amendment") with PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Operating Partnership as guarantors. The Second Amendment implements various changes to conform to the 2031 Unsecured Term Loan (defined below). In addition, the Second Amendment reduced the SOFR adjustment to zero basis points, resulting in the borrowings under the 2029 Unsecured Term Loan to be priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings.

On November 17, 2025, the Company closed on an unsecured $350.0 million 5.5-year delayed draw term loan (the "2031 Unsecured Term Loan) which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500.0 million and matures in May 2031. As of December 31, 2025, the Company had not drawn any amounts under the 2031 Unsecured Term Loan. Borrowings under the 2031 Unsecured Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings. Based on the Company's credit ratings at the time of closing, pricing on the 2031 Unsecured Term Loan was 80 basis points over SOFR. The Company used the existing $350.0 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.22% until May 2031.

The Company expects to meet its short-term liquidity requirements through cash and cash equivalents held as of December 31, 2025, cash provided from operations, settlement of outstanding forward equity and borrowings under its Revolving Credit Facility and Commercial Paper Program. As of December 31, 2025, the Company had approximately $2.02 billion of liquidity, which consists of cash and cash equivalents, including cash held in escrow of $20.6 million, unsettled forward equity of $716.1 million, $350.0 million of undrawn capacity under the 2031 Term Loan and $929.5 million of availability under our Revolving Credit Facility, adjusted to reflect the outstanding Commercial Paper Notes, subject to compliance with covenants.

The Company anticipates funding its long-term capital needs through cash provided from operations, borrowings under its Revolving Credit Facility, the issuance of debt and the issuance or settlement of common or preferred equity or other instruments convertible into or exchangeable for common or preferred equity.

We continually evaluate alternative financing and believe that we can obtain financing on reasonable terms. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to us. Our ability to access capital on favorable terms as well as to use cash from operations to continue to meet our liquidity needs is uncertain and cannot be predicted and could be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors"

Capitalization

As of December 31, 2025, the Company's total enterprise value was approximately $12.15 billion. Total enterprise value consisted of $8.67 billion of common equity (based on the December 31, 2025 closing price of Company common stock on the NYSE of $72.03 per share and assuming the conversion of Operating Partnership Common Units), $175.0 million of preferred equity (stated at liquidation value), and $3.32 billion of total debt including (i) $320.5 million of borrowings under its Revolving Credit Facility and Commercial Paper Program; (ii) $2.61 billion of senior unsecured notes; (iii) $350.0 million of unsecured term loans (iv) $42.9 million of mortgage notes payable; less $20.6 million cash, cash equivalents and cash held in escrow. The Company's total debt to total enterprise value was 27.4% at December 31, 2025.

At December 31, 2025, the non-controlling interest in the Operating Partnership consisted of a 0.3% common ownership interest in the Operating Partnership. The Operating Partnership Common Units may, under certain circumstances, be exchanged for shares of Company common stock on a one-for-one basis. The Company, as sole general partner of the Operating Partnership, has the option to settle exchanged Operating Partnership Common Units held by others for cash based on the current trading price of our shares. Assuming the exchange of all Operating Partnership Common Units, there would have been 120,376,025 shares of common stock outstanding at December 31, 2025.

Equity

Shelf Registration

The Company has filed with the SEC an automatic shelf registration statement on Form S-3ASR, registering an unspecified amount of common stock, preferred stock, depositary shares, warrants of the Company and guarantees of debt securities of the Operating Partnership, as well as an unspecified amount of debt securities of the Operating Partnership, at an indeterminate aggregate initial offering price. The Company may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

Common Stock Offerings

In October 2022, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 750,000 shares, in connection with forward sale agreements. As of December 31, 2022, the Company settled 1,600,000 shares of these October 2022 forward sale agreements, realizing net proceeds of $106.2 million. During the year ended December 31, 2023, the Company settled the remaining 4,150,000 shares of these October 2022 forward sale agreements, realizing net proceeds of $275.0 million. The offering resulted in total net proceeds to the Company of $381.2 million after deducting fees and expenses and making certain adjustments as provided in the forward sale agreements.

In October 2024, the Company completed a follow-on public offering of 5,060,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 660,000 shares in connection with the forward sale agreements. As of December 31, 2024, the Company had not settled any of these shares. During the year ended December 31, 2025, the Company settled all of the October 2024 forward sales agreements, realizing net proceeds to the Company of approximately $366.6 million, after deducting fees and expenses and making certain other adjustments.

In April 2025, the Company completed a follow-on public offering of 5,175,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 675,000 shares in connection with the forward sale agreements. As of December 31, 2025, the Company has not settled any of these shares. The offering is anticipated to raise net proceeds of approximately $385.8 million after deducting fees and expenses and making certain adjustments as provided in the forward sale agreements.

Preferred Stock Offering

As of December 31, 2025, the Company had 7,000,000 depositary shares (the "Depositary Shares") outstanding, each representing 1/1,000th of a share of Series A Preferred Stock.

Dividends on the Series A Preferred Shares are payable monthly in arrears on the first day of each month (or, if not on a business day, on the next succeeding business day). The dividend rate is 4.25% per annum of the $25,000 (equivalent to $25.00 per Depositary Share) liquidation preference. Dividends on the Series A Preferred Shares are in the amount of $0.08854 per Depositary Share, equivalent to $1.0625 per annum.

The Company may not redeem the Series A Preferred Shares before September 2026 except in limited circumstances to preserve its status as a real estate investment trust for federal income tax purposes and except in certain circumstances upon the occurrence of a change of control of the Company. Beginning in September 2026, the Company, at its option, may redeem the Series A Preferred Shares, in whole or from time to time in part, by paying $25.00 per Depositary Share, plus any accrued and unpaid dividends. Upon the occurrence of a change in control of the Company, if the Company does not otherwise redeem the Series A Preferred Shares, the holders have a right to convert their shares into common stock of the Company at the $25.00 per share liquidation value, plus any accrued and unpaid dividends. This conversion value is limited by a share cap if the Company's stock price falls below a certain threshold.

ATM Programs

The Company enters into at-the-market ("ATM") programs through which the Company, from time to time, sells shares of common stock and/or enters into forward sale agreements.

The following table summarizes the ATM programs that were in place during 2025, 2024 and 2023 *(dollars in millions)*:

Program		Program Size	Total Forward Shares Sold	Total Forward Shares Settled	Total Forward Shares Outstanding as of December 31, 2025	Total Net Proceeds Anticipated or Received from Forward Shares Sold
September 2022	[1]	$750.0	10,217,973	10,217,973	—	$670.3
February 2024	[1]	$1,000.0	10,409,017	10,409,017	—	$705.3
October 2024		$1,250.0	4,444,245 [2]	—	4,444,245 [3]	$330.3

(1) Applicable ATM program terminated and no future forward sales will occur under the program.
(2) After considering the shares of common stock sold subject to forward sale agreements under the program, the Company had approximately $914.5 billion of availability under the October 2024 Program as of December 31, 2025.
(3) The Company is required to settle the outstanding forward shares of common stock under the program by dates between June 2026 and May 2027.

Upon settlement of the relevant forward sale agreement, subject to certain exceptions, we may elect, in our sole discretion, to physically settle in common shares, cash settle, or net share settle all or any portion of our obligations under any forward sale agreement.

The following table summarizes the ATM activity completed for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Shares of common stock sold under the ATM programs	4,275,968	10,598,037	5,846,998
Shares of common stock settled under the ATM programs	7,633,519	6,630,112	6,117,768
Net proceeds received (in millions)	$538.3	$403.8	$415.4

Debt

The table below summarizes the Company's outstanding debt as of the dates presented (*dollars in thousands*):

	All-in Interest Rate	Coupon Rate	Maturity	Principal Amount Outstanding December 31, 2025		Principal Amount Outstanding December 31, 2024
Senior Unsecured Revolving Credit Facility and Commercial Paper Notes						
Revolving Credit Facility[1]	4.50%		August 2028	$ —	$	158,000
Commercial Paper Notes[2]	3.94%		Various	320,500		—
Total Revolving Credit Facility and Commercial Paper Notes				**$ 320,500**	**$**	**158,000**
Unsecured Term Loans						
2029 Unsecured Term Loan[3]	4.37%		January 2029	$ 350,000	$	350,000
2031 Unsecured Term Loan[4]	4.02%		May 2031	-		-
Total Unsecured Term Loans				**$ 350,000**	**$**	**350,000**
Senior Unsecured Notes[5]						
2025 Senior Unsecured Notes	4.16%	4.16%	May 2025	$ —	$	50,000
2027 Senior Unsecured Notes	4.26%	4.26%	May 2027	50,000		50,000
2028 Senior Unsecured Public Notes[6]	2.11%	2.00%	June 2028	350,000		350,000
2028 Senior Unsecured Notes	4.42%	4.42%	July 2028	60,000		60,000
2029 Senior Unsecured Notes	4.19%	4.19%	September 2029	100,000		100,000
2030 Senior Unsecured Notes	4.32%	4.32%	September 2030	125,000		125,000
2030 Senior Unsecured Public Notes[6]	3.49%	2.90%	October 2030	350,000		350,000
2031 Senior Unsecured Notes	4.42%	4.47%	October 2031	125,000		125,000
2032 Senior Unsecured Public Notes[6]	3.96%	4.80%	October 2032	300,000		300,000
2033 Senior Unsecured Public Notes[6]	2.13%	2.60%	June 2033	300,000		300,000
2034 Senior Unsecured Public Notes[6]	5.65%	5.63%	June 2034	450,000		450,000
2035 Senior Unsecured Public Notes[6]	5.35%	5.60%	June 2035	400,000		—
Total Senior Unsecured Notes				**$ 2,610,000**	**$**	**2,260,000**
Mortgage Notes Payable						
Portfolio Credit Tenant Lease	6.27%		July 2026	$ 628	$	1,654
Four Asset Mortgage Loan	3.63%		December 2029	42,250		42,250
Total Mortgage Notes Payable				**$ 42,878**	**$**	**43,904**
Total Principal Amount Outstanding				**$ 3,323,378**	**$**	**2,811,904**

(1) At December 31, 2025, the Revolving Credit Facility would have incurred interest of 4.50%, which is comprised of SOFR of 3.77% and the pricing grid spread of 72.5 basis points.
(2) As of December 31, 2025, the weighted-average maturity of the Commercial Paper Notes outstanding was less than one month.
(3) The interest rate of the 2029 Unsecured Term Loan reflects the credit spread of 80 basis points and the impact of the interest rate swaps which convert $350 million of SOFR based interest to a fixed interest rate of 3.57%.
(4) At December 31, 2025, if amounts were drawn under the 2031 Unsecured Term Loan, the applicable interest rate would have reflected the credit spread of 80 basis points and the impact of the interest rate swaps which convert $350.0 million of SOFR based interest to a fixed interest rate of 3.22%.
(5) All-in interest rate for Senior Unsecured Notes reflects the straight-line amortization of the terminated swap agreements and original issuance discounts, as applicable.
(6) The principal amounts outstanding are presented excluding their original issue discounts.

Senior Unsecured Revolving Credit Facility

On August 8, 2024, the Company entered into the Fourth Amended and Restated Revolving Credit Agreement which provides a $1.25 billion senior unsecured revolving credit facility (the "Revolving Credit Facility").

On November 17, 2025, the Company entered into the First Amendment to the Revolving Credit Facility with PNC Bank, as administrative agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Borrower as guarantors. The First Amendment to the Revolving Credit Facility amends the Revolving Credit Facility by and among the Company, the Borrower, PNC Bank, as administrative agent, and a syndicate of lenders named therein. The First Amendment to the Revolving Credit Facility includes certain technical and administrative amendments, including an amendment to the interest rate for borrowings under the Revolving Credit Facility by reducing the SOFR adjustment to zero basis points. As a result, the Revolving Credit Facility's interest rate is based on a pricing grid with a range of 72.5 to 140 basis points over SOFR, determined by the Company's credit ratings and leverage ratio. At December 31, 2025, borrowings under the Revolving Credit Facility, as amended, would have incurred interest at a rate of SOFR plus a pricing grid spread of 72.5 basis points.

As of December 31, 2025 the Revolving Credit Facility had no outstanding balance and bore interest of 4.50%, which is comprised of SOFR of 3.77%, the pricing grid spread of 72.5 basis points, with no SOFR adjustment.

The Revolving Credit Facility serves as a liquidity backstop for the Company's Commercial Paper Notes and includes an accordion option that allows the Company to request additional lender commitments up to a total of $2.00 billion. The Revolving Credit Facility will mature in August 2028 with Company options to extend the maturity date to August 2029.

The Company and Richard Agree, the Executive Chairman of the Company, are parties to a Reimbursement Agreement dated October 3, 2023 (the "Reimbursement Agreement"). Pursuant to the Reimbursement Agreement, Mr. Agree has agreed to reimburse the Company for his proportionate share of loss incurred under the Revolving Credit Facility and/or certain other indebtedness in an amount to be determined by facts and circumstances at the time of loss.

2029 Unsecured Term Loan

On July 31, 2023, the Company closed on the unsecured $350.0 million 5.5-year term loan (the "2029 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500.0 million and matures in January 2029. At the time of the 2029 Unsecured Term Loan's closing, borrowings were priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings, plus a SOFR adjustment of 10 basis points. Based on the Company's credit ratings at the time of closing, pricing on the 2029 Unsecured Term Loan was 95 basis points over SOFR. Due to the Company's improved credit rating, the credit spread on the 2029 Unsecured Term Loan decreased by five basis points in August 2025. The Company used the existing $350.0 million interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.57% until January 2029.

On August 8, 2024, the Company entered into the First Amendment to Term Loan Agreement (the "First Amendment") with PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Operating Partnership as guarantors. The First Amendment implements various covenant and technical amendments to make the 2029 Unsecured Term Loan's provisions consistent with corresponding provisions in the Revolving Credit Facility (see "Senior Unsecured Revolving Credit Facility" above). The First Amendment does not change the maturity or the pricing terms of the 2029 Unsecured Term Loan.

On November 17, 2025, the Company entered into the Second Amendment to Term Loan Agreement (the "Second Amendment") with PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Operating Partnership as guarantors. The Second Amendment implements various changes to conform to the 2031 Unsecured Term Loan (defined below). In addition, the Second Amendment reduced the SOFR adjustment to zero basis points, resulting in the borrowings under the 2029 Unsecured Term Loan to be priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings. Based on the Company's credit ratings as of December 31, 2025, pricing on the 2029 Unsecured Term Loan was 80 basis points over SOFR.

2031 Unsecured Term Loan

On November 17, 2025, the Company closed on an unsecured $350.0 million 5.5-year delayed draw term loan (the "2031 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500.0 million and matures in May 2031. As of December 31, 2025, the Company had not drawn any amounts under the 2031 Unsecured Term Loan. Borrowings under the 2031 Unsecured Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings. Based on the Company's credit ratings at the time of closing, pricing on the 2031 Unsecured Term Loan was 80 basis points over SOFR. The Company used the existing $350.0 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.22% until May 2031.

Senior Unsecured Notes – Private Placement

The Senior Unsecured Notes (collectively the "Private Placements") were issued in private placements to individual investors. The Private Placements did not involve a public offering in reliance on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act.

Senior Unsecured Notes – Public Offerings

The Senior Unsecured Public Notes (collectively the "Public Notes") are fully and unconditionally guaranteed by Agree Realty Corporation and certain wholly owned subsidiaries of the Operating Partnership. These guarantees are senior unsecured obligations of the guarantors, rank equally in right of payment with all other existing and future senior unsecured indebtedness and are effectively subordinated to all secured indebtedness of the Operating Partnership and each guarantor (to the extent of the value of the collateral securing such indebtedness).

The Public Notes are governed by an Indenture, dated August 17, 2020, among the Operating Partnership, the Company and respective trustee (as amended and supplemented by an officer's certificate dated at the issuance of each of the Public Notes, the "Indenture"). The Indenture contains various restrictive covenants, including limitations on the ability of the guarantors and the issuer to incur additional indebtedness and requirements to maintain a pool of unencumbered assets.

In May 2025, the Operating Partnership completed an underwritten public offering of $400.0 million in aggregate principal amount of its 5.600% Notes due 2035 (the "2035 Senior Unsecured Public Notes"). The public offering was priced at 99.297% of the principal amount, resulting in proceeds of $397.2 million before deducting debt issuance costs. In connection with the underwritten public offering, the Company terminated $325.0 million of forward-starting interest rate swap agreements that hedged the 2035 Senior Unsecured Public Notes, receiving $13.6 million, net upon termination.

In May 2025, the Operating Partnership repaid the $50.0 million 2025 Senior Unsecured Notes at maturity.

Mortgage Notes Payable

As of December 31, 2025, the Company had total gross mortgage indebtedness of $42.9 million which was collateralized by related real estate and tenants' leases with an aggregate net book value of $73.3 million. The weighted average interest rate on the Company's mortgage notes payable was 3.67% as of December 31, 2025.

The Company has entered into mortgage loans which are secured by multiple properties and contain cross-default and cross-collateralization provisions. Cross-collateralization provisions allow a lender to foreclose on multiple properties in the event that the Company defaults under the loan. Cross-default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan.

Loan Covenants

Certain loan agreements contain various restrictive covenants, including the following financial covenants: maximum leverage ratio, maximum secured leverage ratios, consolidated net worth requirements, a minimum fixed charge coverage ratio, a maximum unencumbered leverage ratio, a minimum unsecured interest expense ratio, a minimum interest coverage ratio, a minimum unsecured debt yield and a minimum unencumbered interest expense ratio. As of December 31, 2025, the most restrictive covenant was the minimum unencumbered interest expense ratio. The Company was in compliance with all of its material loan covenants and obligations as of December 31, 2025.

Cash Flows

Operating - Most of the Company's cash from operations is generated by rental income from its investment portfolio. Net cash provided by operating activities for the year ended December 31, 2025 increased by $72.1 million over the year ended December 31, 2024, primarily due to the increase in the size of the Company's real estate investment portfolio.

Investing - Net cash used in investing activities was $657.7 million higher during the year ended December 31, 2025, compared to the year ended December 31, 2024 primarily due to:

- $560.9 million increase in cash used for property acquisitions as a result of the overall increase in the level of acquisition activity;

- $52.2 million decrease in proceeds from asset sales due to lower disposition volume as well as lower average sales price per property during 2025 as compared to 2024. Proceeds from asset sales are dependent on levels of disposition activity and the specific assets sold and are not necessarily comparable period-to-period; and

- $45.3 million increase in cash used for development of real estate investments and other assets due to increase in the number of development and DFP projects in progress as well as the timing of payments for these projects and other capital additions.

Financing - Net cash provided by financing activities increased by $607.9 million during the year ended December 31, 2025, compared to the year ended December 31, 2024 primarily due to:

- $501.4 million increase of net proceeds from the issuance of common stock;

- $37.1 million increase in total dividends and distributions paid as a result of the increase in the number of common shares outstanding as well as the increase in the common stock dividend rate. The Company's annual common stock dividend declared during the year ended December 31, 2025 of $3.081 per common share, represents a 2.7% increase over the annual dividend amount of $3.000 per common share declared during 2024;

- $231.5 million change in net borrowings on the Revolving Credit Facility and Commercial Paper Program. Net borrowings on the Revolving Credit Facility were $162.5 million during the year ended December 31, 2025 while $69.0 million of net repayments were completed in 2024;

- $5.0 million decrease in payments for financing costs, driven by the Fourth Amendment to the Revolving Credit Facility completed in 2024;

- $6.1 million decrease in payments of financing lease liabilities as an acquisition of the fee interest in land previously under a finance lease was completed during the year ended December 31, 2024;

- $50.0 million repayment of the 2025 Senior Unsecured Notes; no similar repayments were made during the year ended December 31, 2024; and

- $47.5 million decrease in proceeds from new debt issuance. During the year ended December 31, 2025, the Company received gross proceeds of $397.2 million from the issuance of the 2035 Senior Unsecured Public Notes in May 2025, compared to gross proceeds of $444.7 million from the issuance of the 2034 Senior Unsecured Public Notes in 2024.

Material Cash Requirements

In conducting our business, the Company enters into contractual obligations, including those for debt and operating leases for land.

Details on these obligations as of December 31, 2025, including expected settlement periods, are presented below (*in thousands*):

	2026	2027	2028	2029	2030	Thereafter	Total
Mortgage Notes Payable	$ 628	$ —	$ —	$ 42,250	$ —	$ —	$ 42,878
Revolving Credit Facility and Commercial Paper Notes[1]	320,500	—	—	—	—	—	320,500
Unsecured Term Loans[2]	—	—	—	350,000	—	—	350,000
Senior Unsecured Notes	—	50,000	410,000	100,000	475,000	1,575,000	2,610,000
Land Lease Obligations	2,055	2,120	2,097	2,088	1,856	33,027	43,243
Estimated Interest Payments on Outstanding Debt[3]	124,200	122,932	117,138	96,819	87,099	236,424	784,612
Total	$ 447,383	$ 175,052	$ 529,235	$ 591,157	$ 563,955	$ 1,844,451	$ 4,151,233

(1) The Revolving Credit Facility matures in August 2028, with options to extend the maturity date by six months up to two times, for a maximum maturity of August 2029. The weighted-average maturity of the Commercial Paper Notes outstanding at December 31, 2025 was less than one month.
(2) The 2031 Unsecured Term Loan matures in May 2031. No amounts had been drawn under the delayed draw, $350.0 million loan as of December 31, 2025.
(3) Estimated interest payments calculated for (i) variable rate debt based on the rate in effect at period-end and (ii) fixed rate debt based on the coupon interest rate.

In addition to items reflected in the table above, the Company has preferred stock with cumulative cash dividends, as described under *Equity – Preferred Stock Offering* above.

During the year ended December 31, 2025, the Company had 34 development or DFP projects completed or under construction, for which 13 remain under construction as of December 31, 2025. Anticipated total costs for the 13 projects are approximately $94.1 million. These construction commitments will be funded using cash provided from operations, current capital resources on hand, and/or other sources of funding available to the Company.

The Company's recurring obligations under its tenant leases for maintenance, taxes, and/or insurance will also be funded through the sources available to the Company described earlier.

Dividends

During 2025, the Company declared monthly dividends totaling $3.081 per common share. The holder of the Operating Partnership Common Units is entitled to an equal distribution per Operating Partnership Common Unit held. The December dividends and distributions were recorded as a liability on the consolidated balance sheets at December 31, 2025 and were paid on January 15, 2026.

During 2025, the Company declared monthly dividends on the Series A Preferred Shares totaling $1.063 per Depositary Share. The December dividend was recorded as a liability on the consolidated balance sheets at December 31, 2025 and was paid on January 2, 2026.

Recent Accounting Pronouncements

Refer to Note 2 – *Summary of Significant Accounting Policies* in the consolidated financial statements for a summary and anticipated impact of each accounting pronouncement on the Company's financial statements.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company's management to use judgment in the application of accounting policies, including making estimates and assumptions. Management bases estimates on the best information available at the time, its experience and on various other assumptions believed to be reasonable under the circumstances. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting principles would have been applied, resulting in a different presentation of the consolidated financial statements. From time-to-time, the Company may re-evaluate its estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. A summary of the Company's critical accounting policies is included below. This summary should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 to our consolidated financial statements.

Accounting for Acquisitions of Real Estate

The acquisition of property for investment purposes is typically accounted for as an asset acquisition. The Company allocates the purchase price to land, building, assumed debt, if any, and identified intangible assets and liabilities, based in each case on their relative estimated fair values and without giving rise to goodwill. In making estimates of fair values, the Company may use various sources, including data provided by independent third parties, as well as information obtained by the Company as a result of due diligence, including expected future cash flows of the property and various characteristics of the markets where the property is located. Certain assumptions, including those around market land values and market rental rates, are inherently subjective. While assumptions of market land values and market rental rates are based on available market data, the application of market data to the unique nature of properties acquired may require significant judgment. The use of different assumptions in the allocation of the purchase price of the acquired properties could affect the timing of recognition of the related revenue and expenses.

Impairments

We review our real estate investments for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through operations plus estimated disposition proceeds. Events or circumstances that may occur include, but are not limited to, significant changes in real estate market conditions, estimated residual values, our ability or expectation to re-lease properties that are vacant or become vacant or a change in the anticipated holding period for a property. Identification of such events may involve certain assumptions, estimates, and significant judgment.

Management determines whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the real estate, to the carrying cost of the individual asset. Impairments are measured to the extent the current book value exceeds the estimated fair value of the asset less disposition costs for any assets classified as held for sale.

The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions and/or purchase offers received from third parties. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

The expected cash flows of a property are dependent on estimates and other factors subject to change, including (1) changes in the national, regional, and/or local economic climates and/or market conditions, (2) competition from other retail, (3) increases in operating costs, (4) bankruptcy and/or other changes in a tenant's condition and (5) expected holding period. These factors could cause our expected future cash flows from a property to change, and, as a result, an impairment could be considered to have occurred. Determination of the fair value of a property for purposes of measuring impairment may involve significant judgment.

Non-GAAP Financial Measures

Funds from Operations ("FFO" or "Nareit FFO")

FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("Nareit") to mean net income computed in accordance with GAAP, excluding gains (or losses) from sales of real estate assets and/or changes in control, plus real estate related depreciation and amortization and any impairment charges on depreciable real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO to be helpful in evaluating a real estate company's operations.

FFO should not be considered an alternative to net income as the primary indicator of the Company's operating performance, or as an alternative to cash flow as a measure of liquidity. Further, while the Company adheres to the Nareit definition of FFO, its presentation of FFO is not necessarily comparable to similarly titled measures of other REITs due to the fact that all REITs may not use the same definition.

Core Funds from Operations ("Core FFO")

The Company defines Core FFO as Nareit FFO with the addback of (i) noncash amortization of acquisition purchase price related to above- and below- market lease intangibles and discount on assumed mortgage debt and (ii) certain infrequently occurring items that reduce or increase net income in accordance with GAAP. Management believes that its measure of Core FFO facilitates useful comparison of performance to its peers who predominantly transact in sale-leaseback transactions and are thereby not required by GAAP to allocate purchase price to lease intangibles. Unlike many of its peers, the Company has acquired the substantial majority of its net-leased properties through acquisitions of properties from third parties or in connection with the acquisitions of ground leases from third parties.

Core FFO should not be considered an alternative to net income as the primary indicator of the Company's operating performance, or as an alternative to cash flow as a measure of liquidity. Further, the Company's presentation of Core FFO is not necessarily comparable to similarly titled measures of other REITs due to the fact that all REITs may not use the same definition.

Adjusted Funds from Operations ("AFFO")

AFFO is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. AFFO further adjusts FFO and Core FFO for certain non-cash items that reduce or increase net income computed in accordance with GAAP. Management considers AFFO a useful supplemental measure of the Company's performance, however, AFFO should not be considered an alternative to net income as an indication of its performance, or to cash flow as a measure of liquidity or ability to make distributions. The Company's computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and therefore may not be comparable to such other REITs.

The following table provides a reconciliation of net income to FFO, Core FFO and AFFO for the periods presented (*dollars in thousands, except for per common share and partnership unit data*):

		Year Ended December 31,				
		2025		2024		2023
Reconciliation from Net Income to Funds from Operations						
Net income	$	204,989	$	189,832	$	170,547
Less Series A preferred stock dividends		7,437		7,437		7,437
Net income attributable to Operating Partnership common unitholders		197,552		182,395		163,110
Depreciation of rental real estate assets		159,155		137,835		115,617
Amortization of lease intangibles - in-place leases and leasing costs		77,825		67,128		58,967
Provision for impairment		11,872		7,224		7,175
(Gain) loss on sale or involuntary conversion of assets, net		(5,386)		(11,441)		(1,849)
Funds from Operations - Operating Partnership common unitholders	$	441,018	$	383,141	$	343,020
Amortization of above (below) market lease intangibles, net and assumed mortgage debt discount, net		36,749		33,571		33,430
Core Funds from Operations - Operating Partnership common unitholders	$	477,767	$	416,712	$	376,450
Straight-line accrued rent		(17,356)		(12,711)		(12,142)
Stock-based compensation expense		12,991		10,805		8,338
Amortization of financing costs and original issue discounts		7,074		5,988		4,403
Non-real estate depreciation		2,328		2,024		1,693
Adjusted Funds from Operations - Operating Partnership common unitholders	$	482,804	$	422,818	$	378,742
Funds from Operations per common share and partnership unit - diluted	$	3.95	$	3.75	$	3.58
Core Funds from Operations per common share and partnership unit - diluted	$	4.28	$	4.08	$	3.93
Adjusted Funds from Operations per common share and partnership unit - diluted	$	4.33	$	4.14	$	3.95
Weighted average shares and Operating Partnership common units outstanding						
Basic		111,070,994		101,446,871		95,539,028
Diluted		111,548,264		102,223,923		95,785,031
Additional supplemental disclosure						
Scheduled principal repayments	$	1,026	$	963	$	905
Capitalized interest	$	2,027	$	1,599	$	1,957
Capitalized building improvements	$	12,086	$	12,905	$	9,819

Item 7A: **Quantitative and Qualitative Disclosures about Market Risk**

The Company is exposed to interest rate risk primarily through borrowing activities. There is inherent roll-over risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal payments (*in thousands*) and the weighted average interest rates on outstanding debt, by year of expected maturity, to evaluate the expected cash flows and sensitivity to interest rate changes. Average interest rates shown reflect the impact of the swap agreements employed to fix interest rates.

	2026	2027	2028	2029	2030	Thereafter	Total
Mortgage Notes Payable	$ 628	$ —	$ —	$ 42,250	$ —	$ —	$ 42,878
Interest Rate	6.27 %			3.63 %			
Revolving Credit Facility[1] and Commercial Paper Notes[2]	$ 320,500	$ —	$ —	$ —	$ —	$ —	$ 320,500
Interest Rate	3.94 %						
Unsecured Term Loans[3]	$ —	$ —	$ —	$ 350,000	$ —	$ —	$ 350,000
Interest Rate				4.37 % [4]			
Senior Unsecured Notes	$ —	$ 50,000	$ 410,000	$ 100,000	$ 475,000	$1,575,000	$ 2,610,000
Interest Rate		4.26 %	2.45 %	4.19 %	3.71 %	4.48 %	

(1) The Revolving Credit Facility had no outstanding balance as of December 31, 2025. The Revolving Credit Facility matures in August 2028 with options to extend the maturity date by six months up to two times, for a maximum maturity of August 2029.
(2) The weighted-average maturity of the Commercial Paper Notes outstanding at December 31, 2025 was less than one month.
(3) As of December 31, 2025, no amounts had been drawn under the 2031 Unsecured Term Loan. Had amounts been drawn, the applicable interest rate would have reflected the credit spread of 80 basis points and the impact of the interest rate swaps which convert $350.0 million of SOFR based interest to a fixed interest rate of 3.22%.
(4) The interest rate of the 2029 Unsecured Term Loan reflects the credit spread of 80 basis points and the impact of the interest rate swaps which convert $350.0 million of SOFR based interest to a fixed interest rate of 3.57%.

The table above incorporates those exposures that exist as of December 31, 2025; it does not consider those exposures or positions which could arise after that date. As a result, the Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period and interest rates.

The Company seeks to limit the impact of interest rate changes on earnings and cash flows and to lower the overall borrowing costs by closely monitoring our variable rate debt and converting such debt to fixed rates when the Company deems such conversion advantageous. From time to time, the Company may enter into interest rate swap agreements or other interest rate hedging contracts. While these agreements are intended to lessen the impact of rising interest rates, they also expose the Company to the risks that the other parties to the agreements will not perform. The Company could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly effective cash flow hedges under GAAP guidance.

In June 2023, the Company entered into $350.0 million of forward starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in SOFR. The swaps exchange variable rate interest on $350.0 million of SOFR indexed debt to a weighted average fixed interest rate of 3.57% beginning August 1, 2023 through January 1, 2029. The swaps are designated to hedge the variable rate interest payments indexed to SOFR in the Senior Unsecured Term Loan which matures January 2029. As of December 31, 2025, these interest rate swaps were valued as a liability of approximately $2.8 million.

In September and October of 2025, the Company entered into $350.0 million of forward starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in SOFR. The swaps exchange variable rate interest on $350.0 million of SOFR indexed debt to a weighted average fixed interest rate of 3.22%. The swaps are designated to hedge the variable rate interest payments indexed to SOFR in the 2031 Senior Unsecured Term Loan which matures May 2031. As of December 31, 2025, these interest rate swaps were valued as an asset of approximately $3.3 million.

In August, September and October of 2025, the Company entered into forward-starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of $200.0 million of long-term debt. The Company hedged its exposure to the variability in future cash flows for a forecasted issuance of long-term debt over a maximum period ending June 2026. As of December 31, 2025, these interest rate swaps are valued as an asset of approximately $2.7 million.

The Company does not use derivative instruments for trading or other speculative purposes, and the Company did not have any other derivative instruments as of December 31, 2025.

The fair value of the mortgage notes payable and senior unsecured notes is estimated to be $40.9 million and $2.55 billion, respectively, as of December 31, 2025. The fair value of the Commercial Paper Notes is estimated to equal the carrying amount due to the short-term maturity of the instruments and as the stated interest rates approximate current market rates. The fair value of the Revolving Credit Facility and Unsecured Term Loans approximate their carrying values as they are variable rate debt.

At December 31, 2025, our outstanding Mortgage Notes Payable and Senior Unsecured Notes had fixed interest rates. Interest on our Revolving Credit Facility and Unsecured Term Loans are variable, and as a result, we are subject to interest rate risk with respect to such floating-rate debt. In addition, given the short-term nature of the Commercial Paper Notes, we are subject to interest rate risk related to the borrowings.

There are no borrowings outstanding under the Revolving Credit Facility and $320.5 million of Commercial Paper Notes outstanding at December 31, 2025. A hypothetical 100-basis point increase or decrease in market interest rates, assuming no change in the amount outstanding on these borrowings, would change annual interest expense by $3.2 million.

The variable interest rate features on our unsecured term loans have been mitigated by interest rate swap agreements.

Item 8: Financial Statements and Supplementary Data

The financial statements and supplementary data are listed in the Index to the Financial Statements and Financial Statement Schedules appearing on Page F-1 of this Annual Report on Form 10-K and are included in this Annual Report on Form 10-K following page F-1.

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

Disclosure Controls and Procedures

At the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that the Company files or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a15-(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our Company;
2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report issued by our independent registered public accounting firm, Grant Thornton LLP, required under this item is contained on page F-2 of this Annual Report on Form 10-K.

Item 9B: Other Information

Rule 10b5-1 Trading Plans – Directors and Section 16 Officers

During the three months ended December 31, 2025, none of the Company's directors or Section 16 officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any "non-Rule 10b5-1 trading arrangement".

Item 9C: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10: Directors, Executive Officers and Corporate Governance

The information required by this item is set forth under the following captions in our proxy statement to be filed with respect to our 2026 Annual Meeting of Stockholders (the "Proxy Statement"), all of which is incorporated by reference: "Proposal I – Election of Directors"; "Board Matters–The Board of Directors"; "Board Matters –Committees of the Board"; "Board Matters –Corporate Governance"; "Executive Officers"; and "Additional Information – Proposals for 2026 Annual Meeting"

Item 11: Executive Compensation

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Compensation Discussion and Analysis," "Executive Compensation Tables," "Board Matters – Director Compensation," and "Compensation Committee Report."

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table summarizes the equity compensation plan under which our common stock may be issued as of December 31, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrant and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	—	—	1,721,199 [(1)]
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	—	—	1,721,199

(1) Relates to various stock-based awards available for issuance under the Agree Realty Corporation 2024 Omnibus Incentive Plan, including incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, performance shares and units, unrestricted stock awards and dividend equivalent rights.

Additional information required by this item is set forth under the following caption in our Proxy Statement, all of which is incorporated herein by reference: "Security Ownership of Certain Beneficial Owners and Management."

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item is set forth under the following captions in our Proxy Statement, all of which is incorporated herein by reference: "Related Person Transactions" and "Board Matters –The Board of Directors."

Item 14: Principal Accountant Fees and Services

The information required by this item is set forth under the following caption in our Proxy Statement, all of which is incorporated herein by reference: "Audit Committee Matters."

PART IV

ITEM 15: <u>**Exhibits and Financial Statement Schedules**</u>

15(a)(1).   The following documents are filed as a part of this Annual Report on Form 10-K:

- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2025 and 2024
- Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Equity for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023
- Notes to the Consolidated Financial Statements

15(a)(2).   The following is a list of the financial statement schedules required by Item 8:

Schedule III – Real Estate and Accumulated Depreciation

15(a)(3).   Exhibits

Exhibit No.	Description
3.1.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).
3.1.2	Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 6, 2015).
3.1.3	Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 3, 2016).
3.1.4	Articles Supplementary of the Company, dated February 26, 2019 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 28, 2019).
3.1.5	Articles of Amendment of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 25, 2019).
3.1.6	Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 10, 2021).
3.1.7	Articles Supplementary of the Company, dated September 13, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 13, 2021).
3.1.8	Amendment to Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 16, 2025).
3.2.1	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 12, 2024).
4.1	Amended and Restated Registration Rights Agreement, dated July 8, 1994 by and among the Company, Richard Agree, Edward Rosenberg and Joel Weiner (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
4.2	Form of certificate representing shares of common stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on August 24, 2009).
4.3	Form of 4.32% Senior Guaranteed Note, Series 2018-A, due September 26, 2030 (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).

4.4	Form of 4.32% Senior Guaranteed Note, Series 2018-B, due September 26, 2030 (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).
4.5*	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
4.6	Indenture, dated as of August 17, 2020, among the Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.7	Indenture Officer's Certificate, dated as of August 17, 2020, among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.8	Form of Global Note for 2.900% Notes due 2030 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.9	Form of Guarantee by and among Agree Limited Partnership, the Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 17, 2020).
4.10	Indenture Officer's Certificate, dated as of May 14, 2021, among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.11	Form of Global Note for 2.000% Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.12	Form of Global Note for 2.600% Notes due 2033 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.13	Form of 2028 Guarantee by and among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.14	Form of 2033 Guarantee by and among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 14, 2021).
4.15	Master Deposit Agreement, by and among Agree Realty Corporation, Computershare Inc. and Computershare Trust Company, N.A., as depositary, and the holders from time to time of the depositary receipts described therein relating to shares of preferred stock of the Company, dated as of September 17, 2021 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on September 17, 2021).
4.16	Indenture Officer's Certificate, dated as of August 22, 2022, among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 22, 2022).
4.17	Form of Global Note for 4.800% Notes due 2032 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 22, 2022).
4.18	Form of 2032 Guarantee by and among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 22, 2022).
4.19	Indenture Officer's Certificate, dated as of May 13, 2024, among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 13, 2024).
4.20	Form of Global Note for 5.625% Notes due 2032 (included in Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 13, 2024).

4.21	Form of 2034 Guarantee by and among Agree Limited Partnership, Agree Realty Corporation and U.S. Bank National Association (included in Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 13, 2024).
4.22	Indenture Officer's Certificate, dated as of May 23, 2025, among the Company, the Parent Guarantor and the Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 23, 2025).
4.23	Form of Global Note for 5.600% Notes due 2035 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on May 23, 2025).
4.24	Form of 2035 Guarantee by and among the Company, the Guarantors and the Trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on May 23, 2025).
10.1.1	Note Purchase Agreement, dated as of August 3, 2017, among Agree Limited Partnership, the Company and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).
10.1.2	Uncommitted Master Note Facility, dated as of August 3, 2017, among Agree Limited Partnership, the Company and Teachers Insurance and Annuity Associate of America ("TIAA") and each TIAA Affiliate (as defined therein) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).
10.1.3	First Supplement to Uncommitted Master Note Facility, dated as of September 26, 2018, among Agree Limited Partnership, Agree Realty Corporation and Teachers Insurance and Annuity Association of America ("TIAA") (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).
10.1.4	Uncommitted Master Note Facility, dated as of August 3, 2017, among Agree Limited Partnership, the Company and Teachers Insurance and AIG Asset Management (U.S.), LLC ("AIG") and each AIG Affiliate (as defined therein) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).
10.1.5	First Supplement to Uncommitted Master Note Facility, dated as of September 26, 2018, among Agree Limited Partnership, Agree Realty Corporation, AIG Asset Management (U.S.), LLC and the institutional investors named therein (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018).
10.2*+	Summary of Director Compensation.
10.3+	Agree Realty Corporation 2017 Executive Incentive Plan, dated February 16, 2017 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016).
10.4	Note Purchase Agreement dated as of May 28, 2015 by and among Agree Limited Partnership, the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 1, 2015).
10.5	Note Purchase Agreement, dated as of July 28, 2016, by and among Agree Limited Partnership, the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).
10.6	Form of Revolving Note (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 23, 2018).
10.7	Reimbursement Agreement, dated as of October 3, 2023 by and between the Company and Richard Agree (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on February 13, 2024).
10.8	Note Purchase Agreement, dated as of June 14, 2019, among Agree Limited Partnership, the Company and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).

10.9.1+	Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on March 23, 2020).
10.9.2+	Form of Restricted Stock Agreement under the Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 20, 2020).
10.9.3+	Form of Performance Unit Agreement under the Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on July 20, 2020).
10.9.4+	Form of Restricted Stock Notice (Non-Employee Directors) under the Agree Realty Corporation 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.10.1+	Agree Realty Corporation 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 23, 2024).
10.10.2*+	Form of Restricted Stock Agreement under the Agree Realty Corporation 2024 Omnibus Incentive Plan.
10.10.3*+	Form of Performance Unit Agreement under the Agree Realty Corporation 2024 Omnibus Incentive Plan.
10.11+	Amended Employment Agreement, dated July 1, 2014, by and between the Company and Joey Agree (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).
10.12+	Summary of Material Terms of Compensation Arrangement with Danielle M. Spehar (effective December 7, 2019). (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.13+	Employment Agreement, dated October 1, 2023, by and between Agree Realty Corporation and Joel Agree (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on October 24, 2023).
10.14+	Employment Agreement dated June 18, 2020, between Agree Realty Corporation and Craig Erlich (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 19, 2020).
10.15+	Addendum to Employment Agreement dated August 19, 2020, between Agree Realty Corporation and Craig Erlich (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on October 19, 2020).
10.16.1	Second Amended and Restated Agreement of Limited Partnership of Agree Limited Partnership, dated as of September 17, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 17, 2021).
10.16.2	First Amendment to Fourth Amended and Restated Revolving Credit Agreement, dated as of November 17, 2025, by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 18, 2025).
10.17	Fourth Amended and Restated Credit Agreement, dated as of August 8, 2024, by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 8, 2024).
10.18+	Employment Agreement, dated January 5, 2022, between Agree Realty Corporation and Peter Coughenour (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).
10.19*+	Employment Agreement, dated February 6, 2026, between Agree Realty Corporation and Nicole Witteveen.

10.20.1	Term Loan Agreement, dated as of July 31, 2023 by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 1, 2023).
10.20.2	First Amendment to Term Loan Agreement, dated as of August 8, 2024 by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on October 22, 2024).
10.20.3	Second Amendment to Term Loan Agreement, dated as of November 17, 2025 by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 18, 2025).
10.21	Term Loan Agreement, dated as of November 17, 2025, by and among Agree Realty Corporation, Agree Limited Partnership, PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 18, 2025).
19.1*	Agree Realty Corporation Insider Trading Policy, adopted September 4, 2019, and amended December 7, 2024 and December 12, 2025.
21*	Subsidiaries of Agree Realty Corporation.
22*	Subsidiary Guarantors of Agree Realty Corporation.
23.1*	Consent of Grant Thornton LLP.
24*	Power of Attorney (included on the signature page of this Annual Report on Form 10-K).
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Joel N. Agree, Chief Executive Officer.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Peter Coughenour, Chief Financial Officer.
32.1*†	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Joel N. Agree, Chief Executive Officer.
32.2*†	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Peter Coughenour, Chief Financial Officer.
97.1	Agree Realty Corporation Compensation Recovery Policy, effective as of December 1, 2023 (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024).
101*	The following materials from Agree Realty Corporation's Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the consolidated balance sheets, (ii) the consolidated statements of operations and comprehensive income, (iii) the consolidated statements of equity, (iv) the consolidated statements of cash flows, and (v) related notes to these consolidated financial statements, tagged as blocks of text.
104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.

\+   Management contract or compensatory plan or arrangement.

†   The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Agree Realty Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

15(b)   The Exhibits listed in Item 15(a)(3) are hereby filed with this Annual Report on Form 10-K.

15(c)   The financial statement schedule listed at Item 15(a)(2) is hereby filed with this Annual Report on Form 10-K.

Item 16:   Form 10-K Summary

None.

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	F-2
Financial Statements	
Consolidated Balance Sheets	F-5
Consolidated Statements of Operations and Comprehensive Income	F-6
Consolidated Statements of Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9
Schedule III - Real Estate and Accumulated Depreciation	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Agree Realty Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Agree Realty Corporation (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 10, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
February 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Agree Realty Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Agree Realty Corporation (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 10, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the measurement of fair values used in accounting for acquisitions of real estate

As described further in Notes 2 and 4 to the financial statements, the acquisition of property for investment purposes is typically accounted for as an asset acquisition. The Company allocates the purchase price to land, building, and identified intangible assets and liabilities, based in each case on their relative estimated fair values and without giving rise to goodwill. During 2025, the Company purchased 305 retail net lease assets for approximately $1.4 billion, which includes acquisition and closing costs. We identified the evaluation of the measurement of fair values used in accounting for acquisitions of real estate as a critical audit matter.

The principal consideration for our determination that the evaluation of the measurement of fair values used in accounting for acquisitions of real estate is a critical audit matter is that auditing management's determination of fair value was complex and involved subjectivity. In particular, the fair value measurements are sensitive to significant assumptions. Those significant assumptions include market land value and market rent.

Our audit procedures related to the evaluation of fair values used in accounting for acquisitions of real estate included the following, among others.

- We obtained an understanding, evaluated the design, and tested the operating effectiveness of relevant controls to allocate the purchase price of real estate acquisitions, including internal controls over the selection and review of inputs and assumptions used to estimate fair value.

- For a selection of real estate acquisitions, we involved valuation professionals with specialized skills and knowledge who assisted in evaluating the reasonableness of key inputs and assumptions used to determine fair value by comparing the Company's market land and market rent values to independently developed ranges using relevant market data derived from industry transaction databases and published industry reports.

- For a selection of real estate acquisitions and leases, we compared the Company's market land and market rent values to independently developed ranges for reasonableness and to consider if management bias was present.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2013.

Charlotte, North Carolina
February 10, 2026

AGREE REALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per-share data)

		December 31, 2025		December 31, 2024
ASSETS				
Real estate investments				
Land	$	2,895,495	$	2,514,167
Buildings		6,330,249		5,412,564
Less accumulated depreciation		(715,733)		(564,429)
		8,510,011		7,362,302
Property under development		62,690		55,806
Net real estate investments	$	8,572,701	$	7,418,108
Cash and cash equivalents		16,295		6,399
Cash held in escrow		4,327		—
Accounts receivable - tenants, net		122,477		106,416
Lease intangibles, net of accumulated amortization of $576,945 and $461,419 at December 31, 2025 and December 31, 2024, respectively		1,000,967		864,937
Other assets, net		80,845		90,586
Total Assets	$	9,797,612	$	8,486,446
LIABILITIES				
Mortgage notes payable, net	$	41,546	$	42,210
Unsecured term loan, net		348,074		347,452
Senior unsecured notes, net		2,584,608		2,237,759
Unsecured revolving credit facility and commercial paper notes		320,500		158,000
Dividends and distributions payable		32,158		27,842
Accounts payable, accrued expenses, and other liabilities		139,384		116,273
Lease intangibles, net of accumulated amortization of $49,797 and $46,003 at December 31, 2025 and December 31, 2024, respectively		60,189		46,249
Total Liabilities	$	3,526,459	$	2,975,785
Commitments and contingencies (Note 11)				
EQUITY				
Preferred stock, $0.0001 par value per share, 4,000,000 shares authorized, 7,000 shares Series A outstanding, at stated liquidation value of $25,000 per share, at December 31, 2025 and December 31, 2024	$	175,000	$	175,000
Common stock, $0.0001 par value, 360,000,000 and 180,000,000 shares authorized, 120,028,406 and 107,248,705 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively		12		10
Additional paid-in-capital		6,679,142		5,765,582
Dividends in excess of net income		(618,675)		(470,622)
Accumulated other comprehensive income		35,506		40,076
Total equity - Agree Realty Corporation		6,270,985		5,510,046
Non-controlling interest		168		615
Total Equity	$	6,271,153	$	5,510,661
Total Liabilities and Equity	$	9,797,612	$	8,486,446

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except share and per-share data)

		Year Ended December 31,	
	2025	**2024**	**2023**
Revenues			
Rental income	$ 718,163	$ 616,822	$ 537,403
Other	235	273	92
Total Revenues	718,398	617,095	537,495
Operating Expenses			
Real estate taxes	52,231	46,882	40,092
Property operating expenses	33,773	26,349	24,961
Land lease expense	2,143	1,618	1,664
General and administrative	44,062	37,233	34,788
Depreciation and amortization	239,308	206,987	176,277
Provision for impairment	11,872	7,224	7,175
Total Operating Expenses	383,389	326,293	284,957
Gain on sale of assets, net	5,416	11,508	1,849
Loss on involuntary conversion, net	(30)	(67)	—
Income from Operations	340,395	302,243	254,387
Other (Expense) Income			
Interest expense, net	(134,612)	(108,904)	(81,119)
Income and other tax expense	(1,735)	(4,306)	(2,910)
Other income	941	799	189
Net Income	204,989	189,832	170,547
Less net income attributable to non-controlling interest	640	635	588
Net income attributable to Agree Realty Corporation	204,349	189,197	169,959
Less Series A preferred stock dividends	7,437	7,437	7,437
Net Income Attributable to Common Stockholders	$ 196,912	$ 181,760	$ 162,522
Net Income Per Share Attributable to Common Stockholders			
Basic	$ 1.77	$ 1.79	$ 1.70
Diluted	$ 1.77	$ 1.78	$ 1.70
Other Comprehensive Income			
Net income	$ 204,989	$ 189,832	$ 170,547
Amortization of interest rate swaps	(3,770)	(2,781)	(2,519)
Change in fair value and settlement of interest rate swaps	(816)	26,383	(4,501)
Total comprehensive income	200,403	213,434	163,527
Less comprehensive income attributable to non-controlling interest	624	715	565
Comprehensive Income Attributable to Agree Realty Corporation	$ 199,779	$ 212,719	$ 162,962
Weighted Average Number of Common Shares Outstanding - Basic	110,723,375	101,099,252	95,191,409
Weighted Average Number of Common Shares Outstanding - Diluted	111,200,645	101,876,304	95,437,412

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share and per-share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Dividends in excess of net income	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount					
Balance, December 31, 2022	7,000	$ 175,000	90,173,424	$ 9	$ 4,658,570	$ (228,132)	$ 23,551	$ 1,392	$ 4,630,390
Issuance of common stock, net of issuance costs	—	—	10,267,768	1	689,896	—	—	—	689,897
Repurchase of common shares	—	—	(36,780)	—	(2,684)	—	—	—	(2,684)
Issuance of restricted stock under the 2020 Omnibus Incentive Plan	—	—	129,775	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	(14,832)	—	(11)	—	—	—	(11)
Stock-based compensation	—	—	—	—	8,349	—	—	—	8,349
Series A preferred dividends declared for the period	—	(7,437)	—	—	—	—	—	—	(7,437)
Dividends and distributions declared for the period	—	—	—	—	—	(280,863)	—	(1,015)	(281,878)
Amortization, changes in fair value, and settlement of interest rate swaps	—	—	—	—	—	—	(6,997)	(23)	(7,020)
Net income	—	7,437	—	—	—	162,522	—	588	170,547
Balance, December 31, 2023	7,000	$ 175,000	100,519,355	$ 10	$ 5,354,120	$ (346,473)	$ 16,554	$ 942	$ 5,200,153
Issuance of common stock, net of issuance costs	—	—	6,630,112	—	402,938	—	—	—	402,938
Repurchase of common shares	—	—	(39,318)	—	(2,281)	—	—	—	(2,281)
Issuance of restricted stock under the 2020 Omnibus Incentive Plan	—	—	147,656	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	(9,100)	—	(25)	—	—	—	(25)
Stock-based compensation	—	—	—	—	10,830	—	—	—	10,830
Series A preferred dividends declared for the period	—	(7,437)	—	—	—	—	—	—	(7,437)
Dividends and distributions declared for the period	—	—	—	—	—	(305,909)	—	(1,042)	(306,951)
Amortization, changes in fair value, and settlement of interest rate swaps	—	—	—	—	—	—	23,522	80	23,602
Net income	—	7,437	—	—	—	181,760	—	635	189,832
Balance, December 31, 2024	7,000	$ 175,000	107,248,705	$ 10	$ 5,765,582	$ (470,622)	$ 40,076	$ 615	$ 5,510,661
Issuance of common stock, net of issuance costs	—	—	12,693,519	2	904,309	—	—	—	904,311
Repurchase of common shares	—	—	(51,324)	—	(3,740)	—	—	—	(3,740)
Issuance of restricted stock under the 2024 Omnibus Incentive Plan	—	—	153,925	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	(16,419)	—	(50)	—	—	—	(50)
Stock-based compensation	—	—	—	—	13,041	—	—	—	13,041
Series A preferred dividends declared for the period	—	(7,437)	—	—	—	—	—	—	(7,437)
Dividends and distributions declared for the period	—	—	—	—	—	(344,965)	—	(1,071)	(346,036)
Amortization, changes in fair value, and settlement of interest rate swaps	—	—	—	—	—	—	(4,570)	(16)	(4,586)
Net income	—	7,437	—	—	—	196,912	—	640	204,989
Balance, December 31, 2025	7,000	175,000	120,028,406	12	6,679,142	(618,675)	35,506	168	6,271,153

Cash dividends declared per depositary share of Series A preferred stock:	
For the twelve months ended December 31, 2023	$ 1.063
For the twelve months ended December 31, 2024	$ 1.063
For the twelve months ended December 31, 2025	$ 1.063

Cash dividends declared per common share:	
For the twelve months ended December 31, 2023	$ 2.919
For the twelve months ended December 31, 2024	$ 3.000
For the twelve months ended December 31, 2025	$ 3.081

See accompanying notes to consolidated financial statements.

AGREE REALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended December 31,	
	2025	2024	2023
Cash Flows from Operating Activities			
Net income	$ 204,989	$ 189,832	$ 170,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	239,308	206,987	176,277
Amortization from above (below) market lease intangibles, net	36,414	33,236	33,096
Amortization from financing costs, credit facility costs and debt discount	7,409	6,323	4,737
Stock-based compensation	12,991	10,805	8,338
Straight-line accrued rent	(17,356)	(12,711)	(12,142)
Provision for impairment	11,872	7,224	7,175
Settlement of interest rate swaps	13,551	4,355	—
Gain on sale of assets	(5,416)	(11,508)	(1,849)
Loss on involuntary conversion of assets	30	67	—
Change in accounts receivable	1,183	(12,089)	(5,086)
Change in other assets	(6,582)	(4,800)	121
Change in accounts payable, accrued expenses, and other liabilities	5,743	14,251	10,384
Net Cash Provided by Operating Activities	504,136	431,972	391,598
Cash Flows from Investing Activities			
Acquisition of real estate investments and other assets	(1,438,093)	(877,226)	(1,206,025)
Development of real estate investments and other assets, net of reimbursements (including capitalized interest of $2,027 in 2025, $1,599 in 2024 and $1,957 in 2023)	(145,436)	(100,108)	(82,368)
Payment of leasing costs	(1,670)	(2,404)	(447)
Net proceeds from sale of assets	42,067	94,331	13,843
Net Cash Used in Investing Activities	(1,543,132)	(885,407)	(1,274,997)
Cash Flows from Financing Activities			
Proceeds from common stock offerings, net	904,311	402,938	689,896
Repurchase of common shares	(3,740)	(2,281)	(2,684)
Unsecured revolving credit facility and commercial paper notes borrowings	28,958,094	1,072,000	1,231,000
Unsecured revolving credit facility and commercial paper notes repayments	(28,795,594)	(1,141,000)	(1,104,000)
Payments of mortgage notes payable	(1,026)	(963)	(5,527)
Proceeds from unsecured term loan	—	—	350,000
Proceeds from senior unsecured notes	397,188	444,722	—
Payments of senior unsecured notes	(50,000)	—	—
Payment of Series A preferred dividends	(7,437)	(7,437)	(7,437)
Payment of common stock dividends	(340,652)	(303,604)	(277,676)
Distributions to non-controlling interest	(1,068)	(1,041)	(1,012)
Payments for financing lease liability	—	(6,076)	—
Payments for financing costs	(6,857)	(11,948)	(3,546)
Net Cash Provided by Financing Activities	1,053,219	445,310	869,014
Change in Cash and Cash Equivalents and Cash Held in Escrow	14,223	(8,125)	(14,385)
Cash and cash equivalents and cash held in escrow, beginning of period	6,399	14,524	28,909
Cash and cash equivalents and cash held in escrow, end of period	$ 20,622	$ 6,399	$ 14,524
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest (net of amounts capitalized)	$ 129,149	$ 101,808	$ 70,789
Cash paid for income and other tax, net of refunds	$ 1,614	$ 3,709	$ 3,065
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Lease right of use assets added under new ground leases	$ 2,794	$ 3,198	$ —
Lease right of use assets removed as a result of acquisition of real property	$ (2,736)	$ (15,143)	$ —
Series A preferred dividends declared and unpaid	$ 620	$ 620	$ 620
Common stock dividends and limited partners' distributions declared and unpaid	$ 31,538	$ 27,222	$ 24,914
Change in accrual of development, construction and other real estate investment costs	$ 14,006	$ 6,621	$ 2,785

See accompanying notes to consolidated financial statements.

Note 1 – Organization

Agree Realty Corporation (the "Company"), a Maryland corporation, is a fully integrated real estate investment trust ("REIT") primarily focused on the ownership, acquisition, development and management of retail properties net leased to industry leading tenants. The Company was founded in 1971 by its current Executive Chairman, Richard Agree, and its common stock was listed on the New York Stock Exchange in 1994.

The Company's assets are held by, and all of its operations are conducted through, directly or indirectly, Agree Limited Partnership (the "Operating Partnership"), of which Agree Realty Corporation is the sole general partner and in which it held a 99.7% common equity interest as of December 31, 2025 and 2024. There is a one-for-one relationship between the limited partnership interests in the Operating Partnership ("Operating Partnership Common Units") owned by the Company and shares of Company common stock outstanding. The Company also owns 100% of the Series A preferred equity interest in the Operating Partnership. This preferred equity interest corresponds on a one-for-one basis to the Company's Series A Preferred Stock (Refer to Note 6 - *Common and Preferred Stock*), providing income and distributions to the Company equal to the dividends payable on that stock.

The non-controlling interest in the Operating Partnership consisted of a 0.3% common ownership interest in the Operating Partnership held by the Company's founder and Executive Chairman as of December 31, 2025 and 2024. The Operating Partnership Common Units may, under certain circumstances, be exchanged for shares of common stock on a one-for-one basis. The Company, as sole general partner of the Operating Partnership, has the option to settle exchanged Operating Partnership Common Units held by others for cash based on the current trading price of its shares. Assuming the exchange of all non-controlling Operating Partnership Common Units, there would have been 120,376,025 shares of common stock outstanding at December 31, 2025.

As of December 31, 2025, the Company owned 2,674 properties, with a total gross leasable area ("GLA") of approximately 55.5 million square feet.

The terms "Agree Realty," the "Company," "Management," "we," "our" or "us" refer to Agree Realty Corporation and all of its consolidated subsidiaries, including the Operating Partnership.

Note 2 – Summary of Significant Accounting Policies

Consolidation

Under the agreement of limited partnership of the Operating Partnership, the Company, as the sole general partner, has exclusive responsibility and discretion in the management and control of the Operating Partnership. The Company consolidates the Operating Partnership under the guidance set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, *Consolidation*, and as a result, the consolidated financial statements include the accounts of the Company, the Operating Partnership and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated, including the Company's Series A preferred equity interest in the Operating Partnership.

Real Estate Investments

The Company records the acquisition of real estate at cost, including acquisition and closing costs. For properties developed by the Company, all direct and indirect costs related to planning, development and construction, including interest, real estate taxes and other miscellaneous costs incurred during the construction period, are capitalized for financial reporting purposes and recorded as property under development until construction has been completed.

Assets Held for Sale

Assets are classified as real estate held for sale based on specific criteria as outlined in FASB ASC Topic 360, *Property, Plant & Equipment*, and are recorded at the lower of their carrying value or their fair value, less anticipated selling costs.

Any properties classified as held for sale are not depreciated. Assets are generally classified as real estate held for sale once management has actively engaged in marketing the asset and has received a firm purchase commitment that is expected to close within one year.

Acquisitions of Real Estate

The acquisition of property for investment purposes is typically accounted for as an asset acquisition. The Company allocates the purchase price to land, building, and identified intangible assets and liabilities, based in each case on their relative estimated fair values and without giving rise to goodwill. Intangible assets and liabilities represent the value of in-place leases and above- or below-market leases and above- or below-market debt, if any. In making estimates of fair values, the Company may use various sources, including data provided by independent third parties, as well as information obtained by the Company as a result of its due diligence, including expected future cash flows of the property and various characteristics of the markets where the property is located.

In allocating the fair value of the identified tangible and intangible assets and liabilities of an acquired property, land is valued based upon comparable market data or independent appraisals. Buildings are valued on an as-if vacant basis based on a cost approach utilizing estimates of cost and the economic age of the building or an income approach utilizing various market data. In-place lease intangibles are valued based on the Company's estimates of costs related to tenant acquisition and the carrying costs that would be incurred during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases at the time of the acquisition. Above- and below-market lease intangibles are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to the leases at the time of acquisition and the Company's estimate of current market lease rates for the property. In the case of sale-leaseback transactions, it is typically assumed that the lease is not in-place prior to the close of the transaction.

Depreciation and Amortization

Land, buildings and improvements are recorded and stated at cost. The Company's properties are depreciated using the straight-line method over the estimated remaining useful life of the assets, which are generally 40 years for buildings, 10 to 20 years for building improvements and the shorter of the term of the related lease or useful life for tenant improvements. Properties classified as held for sale and properties under development or redevelopment are not depreciated. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

In-place lease intangible assets and the capitalized above- and below-market lease intangibles are amortized over the non-cancelable term of the lease as well as any option periods included in the estimated fair value. In-place lease intangible assets are amortized to amortization expense and above- and below-market lease intangibles are amortized as a net adjustment to rental income. In the event of early lease termination, the remaining net book value of any above- or below-market lease intangible is recognized as an adjustment to rental income.

The following schedule summarizes the Company's amortization of lease intangibles for the periods presented (*in thousands*):

| | Year Ended December 31, | | |
	2025	**2024**	**2023**
Lease intangibles (in-place)	$ 77,069	$ 66,544	$ 58,396
Lease intangibles (above-market)	42,587	38,857	39,917
Lease intangibles (below-market)	(6,173)	(5,621)	(6,821)
Total	**$ 113,483**	**$ 99,780**	**$ 91,492**

The following schedule represents estimated future amortization of lease intangibles as of December 31, 2025 (*in thousands*):

Year Ending December 31,	2026	2027	2028	2029	2030	Thereafter	Total
Lease intangibles (in-place)	$ 80,815	$ 73,371	$ 65,170	$ 56,524	$ 46,805	$ 211,887	$ 534,572
Lease intangibles (above-market)	46,889	44,001	40,097	36,393	30,950	268,065	$ 466,395
Lease intangibles (below-market)	(6,050)	(5,702)	(4,923)	(4,344)	(3,868)	(35,302)	$ (60,189)
Total	$ 121,654	$ 111,670	$ 100,344	$ 88,573	$ 73,887	$ 444,650	$ 940,778

Impairments

The Company reviews real estate investments and related lease intangibles for possible impairment when certain events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through operations plus estimated disposition proceeds. Events or changes in circumstances that may occur include, but are not limited to, significant changes in real estate market conditions, a change in estimated residual values, a change in the Company's ability or expectation to re-lease properties that are vacant or become vacant or a change in the anticipated holding period for a property.

Management determines whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the residual value of the real estate, to the carrying value of the individual asset.

Impairments are measured to the extent the carrying value exceeds the estimated fair value.

The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions and purchase offers received from third parties, which are Level 3 inputs. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate. Estimating future cash flows is highly subjective and estimates can differ significantly from actual results.

Cash and Cash Equivalents and Cash Held in Escrow

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of deposit, checking, and money market accounts. The account balances periodically exceed the Federal Deposit Insurance Corporation ("FDIC") insurance coverage or are held in accounts without any federal insurance, and as a result, there is a credit risk related to amounts on deposit in excess of FDIC insurance coverage. We invest our cash with high-credit quality institutions, have not realized any losses from such accounts, and believe that we are not exposed to significant credit risk. Cash held in escrow primarily relates to proposed like-kind exchange transactions pursued under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") or cash that is not immediately available to the Company due to other contractual agreements.

The following table provides a reconciliation of cash and cash equivalents and cash held in escrow, both as reported within the consolidated balance sheets, to the total of the cash and cash equivalents and cash held in escrow as reported within the consolidated statements of cash flows (*in thousands*):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 16,295	$ 6,399
Cash held in escrow	4,327	—
Total of cash and cash equivalents and cash held in escrow	$ 20,622	$ 6,399

Revenue Recognition and Accounts Receivable

The Company leases real estate to its tenants under long-term net leases which are accounted for as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. Rental increases based upon changes in the consumer price indexes, or other variable factors, are recognized only after changes in such factors have occurred and are then applied according to the lease agreements. Certain leases also provide for additional rent based on tenants' sales volumes. These rents are recognized when determinable after the tenant exceeds a sales breakpoint.

Recognizing rent escalations on a straight-line method results in rental revenue in the early years of a lease being higher than actual cash received, creating a straight-line rent receivable asset which is included in the accounts receivable – tenants, net line item in the consolidated balance sheets. The balance of straight-line rent receivables at December 31, 2025 and 2024 was $94.5 million and $77.3 million, respectively.

The Company's leases provide for reimbursement from tenants for common area maintenance, insurance, real estate taxes and other operating expenses. A portion of the Company's operating cost reimbursement revenue is estimated each period and is recognized as rental revenue in the period the recoverable costs are incurred and accrued, and the related revenue is earned. The balance of unbilled operating cost reimbursement receivable at December 31, 2025 and 2024 was $23.0 million and $15.8 million, respectively. Unbilled operating cost reimbursement receivable is reflected in accounts receivable - tenants, net in the consolidated balance sheets.

The Company has adopted the practical expedient in FASB ASC Topic 842, *Leases ("ASC 842")* that allows lessors to combine non-lease components with the lease components when the timing and patterns of transfer for the lease and non-lease components are the same and the lease is classified as an operating lease. As a result, all rentals and reimbursements pursuant to tenant leases are reflected as one-line, rental income, in the consolidated statements of operations and comprehensive income.

The Company reviews the collectability of all charges under its tenant operating leases on a regular basis including current and future rent and reimbursements for common area maintenance, insurance, real estate taxes and other operating expenses, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. In the event that collectability with respect to any tenant changes, the Company recognizes an adjustment to rental revenue. The Company's review of collectability of charges under its operating leases also includes any accrued rental revenue related to the straight-line method of reporting rental revenue.

As of December 31, 2025, the Company had one lease with one tenant where collection is not considered probable. For this lease, the Company is recording rental income on a cash basis and has written off any outstanding receivables, including straight-line rent receivables.

In addition to the tenant-specific collectability assessment performed, the Company may also recognize a general allowance, as a reduction to rental revenue, for its operating lease receivables which are not expected to be fully collectible based on the potential for settlement of arrears. The Company had no general allowance at December 31, 2025 and 2024.

Earnings per Share

Earnings per share of common stock has been computed pursuant to the guidance in the FASB ASC Topic 260, *Earnings Per Share*. The guidance requires the classification of the Company's unvested restricted common shares ("restricted shares"), which contain rights to receive non-forfeitable dividends, as participating securities requiring the two-class method of computing net income per share of common stock. In accordance with the two-class method, earnings per share is computed by dividing net income less net income attributable to unvested restricted shares by the weighted average number of shares of common stock outstanding less unvested restricted shares. Diluted earnings per share is computed by dividing net income less net income attributable to unvested restricted shares by the weighted average shares of common shares and potentially dilutive securities in accordance with the treasury stock method.

The following is a reconciliation of the numerator and denominator used in the computation of basic and diluted net earnings per share of common stock for the periods presented (*in thousands, except for share and unit data*):

	Year Ended December 31,		
	2025	2024	2023
Net income attributable to Agree Realty Corporation	$ 204,349	$ 189,197	$ 169,959
Less: Series A preferred stock dividends	(7,437)	(7,437)	(7,437)
Net income attributable to common stockholders	196,912	181,760	162,522
Less: Income attributable to unvested restricted shares	(447)	(485)	(405)
Net income used in basic and diluted earnings per share	$ 196,465	$ 181,275	$ 162,117
Weighted average number of common shares outstanding	110,976,092	101,366,693	95,431,468
Less: Unvested restricted shares	(252,717)	(267,441)	(240,059)
Weighted average number of common shares outstanding used in basic earnings per share	110,723,375	101,099,252	95,191,409
Weighted average number of common shares outstanding used in basic earnings per share	110,723,375	101,099,252	95,191,409
Effect of dilutive securities:			
Share-based compensation	260,567	201,744	131,261
ATM Forward Equity Offerings	148,228	556,845	39,519
September 2022 Forward Equity Offering	—	—	75,223
October 2024 Forward Equity Offering	67,361	18,463	—
April 2025 Forward Equity Offering	1,114	—	—
Weighted average number of common shares outstanding used in diluted earnings per share	111,200,645	101,876,304	95,437,412
Operating Partnership Units ("OP Units")	347,619	347,619	347,619
Weighted average number of common shares and OP Units outstanding used in diluted earnings per share	111,548,264	102,223,923	95,785,031

The following summarizes the number of restricted common shares and performance units that were anti-dilutive and not included in the computation of diluted earnings per share, for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Common stock related to forward equity offerings	145,584	—	—
Anti-dilutive share-based compensation	—	10	185

Forward Equity Sales

The Company periodically sells shares of common stock through forward sale agreements to enable the Company to set the price of such shares upon pricing the offering (subject to certain adjustments) while delaying the issuance of such shares and the receipt of the net proceeds by the Company.

To account for the forward sale agreements, the Company considers the accounting guidance governing financial instruments and derivatives. To date, the Company has concluded that its forward sale agreements are not liabilities as they do not embody obligations to repurchase its shares nor do they embody obligations to issue a variable number of shares for which the monetary value are predominantly fixed, varying with something other than the fair value of the shares, or varying inversely in relation to its shares. The Company then evaluates whether the agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. The Company has concluded that the agreements are classifiable as equity contracts based on the following assessments: (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market for the Company's own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to its own stock.

The Company also considers the potential dilution resulting from the forward sale agreements on the earnings per share calculations. The Company uses the treasury stock method to determine the dilution resulting from forward sale agreements during the period of time prior to settlement.

Equity Offering Costs

Underwriting commissions and costs of equity offerings are reflected as a reduction of additional paid-in-capital in the Company's consolidated balance sheets and consolidated statements of equity.

Income Taxes

The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and related regulations. The Company generally will not be subject to federal income taxes on amounts distributed to stockholders, provided that it distributes 100% of its REIT taxable income and meets certain other requirements for qualifying as a REIT. For each of the periods covered in the consolidated financial statements, the Company believes it has qualified as a REIT. Accordingly, no provision has been made for federal income taxes related to the Company's REIT taxable income in the accompanying consolidated financial statements.

The Company has elected taxable REIT subsidiary ("TRS") status for certain subsidiaries pursuant to the provisions of the REIT Modernization Act. A TRS is able to engage in activities resulting in income that previously would have been disqualified from being eligible REIT income under the federal income tax regulations. As a result, certain activities of the Company which occur within its TRS entities are subject to federal income taxes. All provisions for federal income taxes in the accompanying consolidated financial statements are attributable to the Company's TRS. During 2025, the Company paid $0.6 million in federal income taxes related to TRS entities.

The One Big Beautiful Bill Act, which passed on July 4, 2025, increased the percentage limit under the REIT asset test applicable to TRSs for taxable years beginning after December 31, 2025, and thus beginning in 2026 the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets (rather than the prior 20% limit).

Notwithstanding its qualification for taxation as a REIT, the Company is subject to certain state and local income and franchise taxes, which are included in income and other tax expense on the consolidated statements of operations and comprehensive income. During 2025, the Company paid $1.0 million to state, local and other taxes, net of refunds. No amounts paid or refunds received for individual jurisdiction are significant.

The Company is subject to the provisions of FASB ASC Topic 740-10 ("ASC 740-10") and regularly analyzes its various federal and state filing positions and only recognizes the income tax effect in its financial statements when certain criteria regarding uncertain income tax positions have been met. The Company believes that its income tax positions are documented and supported and would more likely than not be sustained upon examination by all relevant taxing authorities. Therefore, no provisions for uncertain income tax positions have been recorded pursuant to ASC 740-10 in the consolidated financial statements. The Company has elected to record related interest and penalties, if any, as income and other tax expense on the consolidated statements of operations and comprehensive income. The Company has no material interest or penalties relating to income taxes recognized for the years ended December 31, 2025, 2024 and 2023.

The Company's federal income tax returns are open for examination by taxing authorities for all years beginning after December 31, 2021.

A reconciliation of the statutory income tax rate to the effective income tax rate, as required by ASU 2023-09 - *Income Taxes (Topic 740) – Improvements to Income Tax Disclosure*s ("ASU 2023-09") for the period presented (*in thousands*):

	2025	
	Income and Other Tax Expense	**Percent of Net Income Before Income and Other Tax Expense**
Expected tax at U.S. statutory rate (21%)	$ 43,393	21.0 %
Nontaxable items - REIT income	(42,908)	(20.8)%
State and local tax expense	2,170	1.1 %
Other reconciling items	(920)	(0.5)%
Effective income and other tax rate	$ 1,735	0.8 %

Management's Responsibility to Evaluate Its Ability to Continue as a Going Concern

When preparing financial statements for each annual and interim reporting period, management has the responsibility to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. In making its evaluation, the Company considers, among other things, any risks and/or uncertainties to its results of operations, contractual obligations in the form of near-term debt maturities, dividend requirements, or other factors impacting the Company's liquidity and capital resources. No conditions or events that raised substantial doubt about the ability to continue as a going concern within one year were identified as of the issuance date of the consolidated financial statements contained in this Annual Report on Form 10-K.

Correction of an Immaterial Error

The Company revised cash paid for interest, net of amounts capitalized, presented as a supplemental disclosure to the consolidated statements of cash flows for the year ended December 31, 2024 and 2023 to $101.8 million and $70.8 million. Previously, $123.7 million and $87.5 million were disclosed for the years ended December 31, 2024 and 2023, respectively. The change corrects an immaterial error related to the treatment of accrued interest within the disclosure's calculation. The revision impacts only the supplemental disclosure of cash paid for interest, net of amounts capitalized. The revision had no impact to assets, liabilities, equity, interest expense, net income, and cash provided by (or used in) operating, investing and financing activities within the consolidated financial statements. The Company evaluated the error and determined that the related impact did not materially misstate previously issued consolidated financial statements. Although the Company concluded that the misstatement was not material to its previously issued consolidated financial statements, the Company has determined it is appropriate to revise its previously issued consolidated financial statements to correct for the error.

Segment Reporting

The Company is primarily engaged in the business of owning, acquiring, developing and managing retail real estate. We organize and operate our business as a single operating segment and the Company's chief operating decision maker, ("CODM"), which is its Chief Executive Officer, does not distinguish or group operations on a geographic, tenant sector, tenant or other basis when assessing the financial performance of the Company's portfolio of properties. Accordingly, the Company has a single reportable segment for disclosure purposes.

The CODM assesses performance and allocates resources based on consolidated net income as reported on the consolidated statements of operations and comprehensive income. The CODM uses consolidated net income to evaluate the performance of the portfolio and to inform decisions about whether to reinvest profits to grow the portfolio or utilize the profits for other purposes including debt extinguishment or dividend payments. The CODM does not regularly review a measure of segment assets to evaluate performance. Significant segment expenses and other segment items are identical to what is reported on the face of the consolidated statements of operations and comprehensive income. Total expenditures for long-lived assets are reported on the consolidated statements of cash flows.

The accounting policies of the reportable segment are the same as those described in Note 2 – *Summary of Significant Accounting Policies*. Revenues are generated through leasing long-lived assets to external customers. There are no inter-entity revenues, and no tenant comprises more than 10 percent of the Company's revenues.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's estimates of fair value of financial and non-financial assets and liabilities are based on the framework established in the fair value accounting guidance, ASC Topic 820 *Fair Value Measurement* ("ASC 820"). The framework specifies a hierarchy of valuation inputs which was established to increase consistency, clarity and comparability in fair value measurements and related disclosures. The guidance describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, two of which are considered observable and one that is considered unobservable. The following describes the three levels:

Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuation is based upon inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include option pricing models, discounted cash flow models and similar techniques.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires annual disclosure of specific categories in the income tax rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold within the rate reconciliation. In addition, the amendments require annual disclosure of income taxes paid, net of refunds disaggregated by federal, state and foreign jurisdictions as well as amounts paid to individual jurisdictions over a quantitative threshold, if significant. The Company implemented ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. See the related disclosures within the Income Taxes section above.

In November 2024, the FASB issued ASU 2024-03, *Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) – Disaggregation of Income Statement Expenses* ("ASU 2024-03"). Within the notes to the financial statements, the amendment requires tabular disclosure of disaggregated information related to expense captions presented on the face of the income statement that include expense categories such as employee compensation, depreciation, and intangible asset amortization. The amendment does not change the timing or amount of expense recognized, rather it is intended to provide incremental information about the components of an entity's expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company continues to evaluate the impact of the guidance and additional disclosures required.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). ASU 2025-06 is intended to increase the operability of the accounting for internal-use software costs by removing all references to software development project stages. ASU 2025-06 requires capitalization of software costs to start when management has authorized and committed to funding the software project, it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of an annual reporting period. The Company continues to evaluate the impact of the guidance.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815) - Hedging Accounting Improvements* ("ASU 2025-09"). The objective of ASU 2025-09 is to more closely align hedge accounting with the economics of an entity's risk management activities. The amendment includes five issues that are intended to better reflect those strategies in financial reporting by enabling entities to achieve and maintain hedge accounting for highly effective economic hedges of forecasted transactions. ASU 2025-09 is effective for annual reporting periods beginning after December 15, 2026, and on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. ASU 2025-09 is not considered to impact the Company based on existing hedging activity, however the Company continues to evaluate the impact of the guidance.

In December 2025, the FASB issued ASC 2025-11, *Interim Reporting (Topic 270) - Narrow-Scope Improvements* ("ASU 2025-11"). The amendments add to Topic 270 a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is not intend to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. Rather, the objective of the amendments is to provide clarity on interim reporting requirements. ASU 2025-11 results in a comprehensive list of interim disclosures that are required by GAAP and is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company continues to evaluate the impact of the guidance.

Note 3 – Leases

Tenant Leases

The Company is primarily focused on the ownership, acquisition, development and management of retail properties leased to industry leading tenants.

Substantially all of the Company's tenants are subject to net lease agreements. A net lease typically requires the tenant to be responsible for minimum monthly rent and actual property operating expenses incurred, including property taxes, insurance and maintenance. In addition, the Company's tenants are typically subject to future rent increases based on fixed amounts or increases in the consumer price indexes and certain leases provide for additional rent calculated as a percentage of the tenants' gross sales above a specified level. Certain of the Company's properties are subject to leases under which it retains responsibility for specific costs and expenses of the property.

The Company's leases typically provide the tenant with one or more multi-year renewal options to extend their leases, subject to generally the same terms and conditions, including rent increases, consistent with the initial lease term.

The Company attempts to maximize the amount it expects to derive from the underlying real estate property following the end of the lease, to the extent it is not extended. The Company maintains a proactive leasing program that, combined with the quality and locations of its properties, has made its properties attractive to tenants. The Company intends to continue to hold its properties for long-term investment and, accordingly, places a strong emphasis on the quality of construction and an on-going program of regular and preventative maintenance.

The Company has elected the practical expedient in ASC 842 on not separating non-lease components from associated lease components. The lease and non-lease components combined as a result of this election largely include tenant rentals and maintenance charges, respectively. The Company applies the accounting requirements of ASC 842 to the combined component.

The following table includes information regarding contractual lease payments for the Company's operating leases for which it is the lessor, for the periods presented *(in thousands)*:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Total lease payments	$ 737,581	$ 637,831	$ 558,200
Less: Operating cost reimbursements, termination income and percentage rents	82,469	71,163	60,694
Total non-variable lease payments	$ 655,112	$ 566,668	$ 497,506

At December 31, 2025, future non-variable lease payments to be received from the Company's operating leases are as follows (*in thousands*):

Year Ending December 31,	2026	2027	2028	2029	2030	Thereafter	Total
Future non-variable lease payments	$ 716,614	$ 697,557	$ 660,405	$ 607,530	$ 538,972	$ 2,586,332	$ 5,807,410

Deferred Revenue

As of December 31, 2025 and 2024, there was $36.2 million and $33.1 million, respectively, in deferred revenues resulting from rents paid in advance. Deferred revenues are recognized within accounts payable, accrued expenses, and other liabilities on the consolidated balance sheets as of those dates.

Land Lease Obligations

The Company is the lessee under land lease agreements for certain of its properties. ASC 842 requires a lessee to recognize right of use assets and lease obligation liabilities that arise from leases, whether qualifying as operating or finance. As of December 31, 2025 and 2024, the Company had $46.5 million and $47.5 million, respectively, of right of use assets, net, recognized within other assets, net in the consolidated balance sheets, while the corresponding lease obligations, net, of $23.3 million and $21.0 million, respectively, were recognized within accounts payable, accrued expenses, and other liabilities on the consolidated balance sheets as of these dates.

The Company's land leases do not include any variable lease payments. These leases typically provide multi-year renewal options to extend their term as lessee at the Company's option. Option periods are included in the calculation of the lease obligation liability only when options are reasonably certain to be exercised. Certain of the Company's land leases qualify as finance leases as a result of purchase options that are reasonably certain of being exercised or automatic transfer of title to the Company at the end of the lease term.

Amortization of right of use assets for operating land leases is classified as land lease expense and was $2.1 million, $1.6 million, and $1.7 million for the years ending December 31, 2025, 2024 and 2023, respectively. There was no amortization of right of use assets for finance land leases with purchase options that are reasonably certain of being exercised or automatic transfer of title to the Company at the end of the lease term, as the underlying leased asset (land) has an infinite life. Interest expense on finance land leases was $0.2 million, $0.2 million and $0.3 million during the years ended December 31, 2025, 2024 and 2023.

In calculating its lease obligations under ground leases, the Company uses discount rates estimated to be equal to what it would have to pay to borrow on a collateralized basis over a similar term, for an amount equal to the lease payments, in a similar economic environment.

The following tables include information on the Company's land leases for which it is the lessee, for the periods presented *(dollars in thousands):*

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating leases:			
Operating cash outflows	$ 1,790	$ 1,202	$ 1,197
Weighted-average remaining lease term - operating leases (years)	28.3	32.1	33.2
Finance leases:			
Operating cash outflows	$ 191	$ 195	$ 252
Financing cash outflows	$ —	$ 125	$ 84
Weighted-average remaining lease term - finance leases (years)	25.1	27.1	0.8
Supplemental Disclosure:			
Right of use assets added under new ground leases	$ 2,794	$ 3,198	$ —
Right of use assets removed as a result of acquisition of real property	(2,736)	(15,143)	—
Right of use assets net change	$ 58	$ (11,945)	$ —

The weighted-average discount rate used in computing operating and finance lease obligations approximated 4.6%, 4.5%, and 4.1% at December 31, 2025, 2024 and 2023, respectively.

The following is a maturity analysis of lease liabilities for operating land leases as of December 31, 2025 (*in thousands*):

Year Ending December 31,	2026	2027	2028	2029	2030	Thereafter	Total
Lease payments	$ 1,854	$ 1,919	$ 1,896	$ 1,886	$ 1,651	$ 27,393	$ 36,599
Imputed interest	(871)	(819)	(763)	(705)	(647)	(12,688)	(16,493)
Total lease liabilities	$ 983	$ 1,100	$ 1,133	$ 1,181	$ 1,004	$ 14,705	$ 20,106

The following is a maturity analysis of lease liabilities for finance land leases as of December 31, 2025 (*in thousands*):

Year Ending December 31,	2026	2027	2028	2029	2030	Thereafter	Total
Lease payments	$ 201	$ 201	$ 201	$ 202	$ 205	$ 5,634	$ 6,644
Imputed interest	(189)	(189)	(188)	(187)	(186)	(2,532)	(3,471)
Total lease liabilities	$ 12	$ 12	$ 13	$ 15	$ 19	$ 3,102	$ 3,173

Note 4 – Real Estate Investments

Real Estate Portfolio

As of December 31, 2025, the Company owned 2,674 properties, with a total GLA of approximately 55.5 million square feet and net real estate investments of $8.57 billion. The Company owned 2,370 properties, with a total GLA of approximately 48.8 million square feet and net real estate investments of $7.42 billion as of December 31, 2024.

Acquisitions

The following summarizes the acquisitions completed by the Company during the periods presented (*dollars in thousands*):

		Year Ended December 31,		
		2025		**2024**
Number of properties acquired		305		242
Purchase price allocation, including acquisition and closing costs:				
Land	$	376,055	$	232,283
Building and improvements		836,095		537,049
Lease intangibles, net		235,916		104,753
Other Assets		—		423
Total purchase price, including acquisition and closing costs	$	1,448,066	$	874,508

The 2025 and 2024 acquisitions were funded as cash purchases and there was no material contingent consideration associated with these acquisitions. The weighted average amortization period for the lease intangibles, net acquired during the year ended December 31, 2025 and 2024 was 14.2 years and 12.5 years, respectively. None of the Company's acquisitions during 2025 or 2024 caused any new or existing tenants to comprise 10% or more of the Company's total annualized contractual base rent at December 31, 2025 and 2024.

Development and Developer Funding Platform

The following summarizes the Company's development and Developer Funding Platform ("DFP") activity during the periods presented:

	Year Ended December 31,	
	2025	**2024**
Projects completed	21	21
Projects commenced	14	25
Projects under construction at period-end	13	20

Dispositions

The following summarizes the Company's disposition activity during the periods presented (*dollars in thousands*):

		Year Ended December 31,				
		2025		**2024**		**2023**
Number of properties sold		22		26		6
Net proceeds	$	42,067	$	94,331	$	13,843
Gain on sale of assets, net	$	5,416	$	11,508	$	1,849

During the year ended December 31, 2023, the Company completed construction and moved its headquarters to a new corporate office building. Prior to the move, the Company's headquarters were located in two office buildings owned by the Company. The Company began marketing for sale the previous corporate office buildings in early 2023, disposing of one in October 2023 to a third party. The Company received two bona fide offers on the remaining corporate office building during the fourth quarter of 2023, the highest of which was received from an entity controlled by one of the Company's Independent Directors. The transaction to sell the building for $3.7 million to the related party entity was approved by the Company's Audit Committee prior to accepting the offer and entering into the purchase and sale agreement. As a result of the offers received related to the remaining corporate office building, the Company recognized impairment of $2.7 million to state the carrying value of the building at its fair value. The building was classified as held for sale as of December 31, 2023 and the all cash disposition closed on January 16, 2024. No amounts were due to or due from the Independent Director or the related party entity as of December 31, 2023 or subsequent to closing the disposition.

Assets Held for Sale

The Company did not classify any properties as real estate held for sale as of December 31, 2025 and 2024.

Subsequent to December 31, 2025, six properties were classified as real estate held for sale.

Provisions for Impairment

As a result of the Company's review of real estate investments, it recognized the following provision for impairment for the periods presented (*dollars in thousands*):

	Year Ended December 31,		
	2025	**2024**	**2023**
Number of properties impaired	12	5	3
Provision for impairment	$ 11,872	$ 7,224	$ 7,175
Estimated fair value of impaired properties at time of impairment	$ 11,000	$ 18,839	$ 6,250

Note 5 – Debt

As of December 31, 2025, the Company had total gross indebtedness of $3.32 billion, including (i) $42.9 million of mortgage notes payable; (ii) $350.0 million unsecured term loans; (iii) $2.61 billion of senior unsecured notes; and (iv) $320.5 million outstanding under the Revolving Credit Facility (defined below) and Commercial Paper Program (defined below).

Mortgage Notes Payable

As of December 31, 2025, the Company had total gross mortgage indebtedness of $42.9 million, which was collateralized by related real estate and tenants' leases with an aggregate net book value of approximately $73.3 million. The weighted average interest rate on the Company's mortgage notes payable was 3.67% as of December 31, 2025 and 3.73% as of December 31, 2024.

Mortgage notes payable consisted of the following as of the dates presented (*in thousands*):

	December 31, 2025	December 31, 2024
Note payable in monthly installments of $92 including interest at 6.27% per annum, with a final monthly payment due July 2026	$ 628	$ 1,654
Note payable in monthly installments of interest only at 3.63% per annum, with a balloon payment due December 2029	42,250	42,250
Total principal	42,878	43,904
Unamortized debt issuance costs and assumed debt discount, net	(1,332)	(1,694)
Total	$ 41,546	$ 42,210

The mortgage loans encumbering the Company's properties are generally non-recourse, subject to certain exceptions for which the Company would be liable for any resulting losses incurred by the lender. These exceptions vary from loan to loan, but generally include fraud or material misrepresentations, misstatements or omissions by the borrower, intentional or grossly negligent conduct by the borrower that harms the property or results in a loss to the lender, filing of a bankruptcy petition by the borrower, either directly or indirectly, and certain environmental liabilities. At December 31, 2025, there were no mortgage loans with full or partial recourse to the Company.

The Company has entered into mortgage loans that are secured by multiple properties and contain cross-default and cross-collateralization provisions. Cross-collateralization provisions allow a lender to foreclose on multiple properties in the event that the Company defaults under the loan. Cross-default provisions allow a lender to foreclose on the related property in the event a default is declared under another loan.

Unsecured Term Loans

The following table presents the unsecured term loan principal balances net of unamortized debt issuance costs as of the dates presented (*in thousands*):

	All-in Interest Rate	Maturity	December 31, 2025	December 31, 2024
2029 Unsecured Term Loan[1]	4.37 %	January 2029	$ 350,000	$ 350,000
2031 Unsecured Term Loan[2]	4.02 %	May 2031	-	-
Total principal			$ 350,000	$ 350,000
Unamortized debt issuance costs, net			(1,926)	(2,548)
Total			$ 348,074	$ 347,452

(1) At December 31, 2025, the interest rate of the 2029 Unsecured Term Loan reflects the credit spread of 80 basis points and the impact of the interest rate swaps which convert $350.0 million of SOFR based interest to a fixed interest rate of 3.57%.

(2) At December 31, 2025, if amounts were drawn under the 2031 Unsecured Term Loan, the applicable interest rate would have reflected the credit spread of 80 basis points and the impact of the interest rate swaps which convert $350.0 million of SOFR based interest to a fixed interest rate of 3.22%.

2029 Unsecured Term Loan

On July 31, 2023, the Company closed on the unsecured $350.0 million 5.5-year term loan (the "2029 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500.0 million and matures in January 2029. At the time of the 2029 Unsecured Term Loan's closing, borrowings were priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings, plus a SOFR adjustment of 10 basis points. Based on the Company's credit ratings at the time of closing, pricing on the 2029 Unsecured Term Loan was 95 basis points over SOFR. Due to the Company's improved credit rating, the credit spread on the 2029 Unsecured Term Loan decreased by five basis points in August 2025. The Company used the existing $350.0 million interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.57% until January 2029.

On August 8, 2024, the Company entered into the First Amendment to Term Loan Agreement (the "First Amendment") with PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Operating Partnership as guarantors. The First Amendment implements various covenant and technical amendments to make the 2029 Unsecured Term Loan's provisions consistent with corresponding provisions in the Revolving Credit Facility (see "Senior Unsecured Revolving Credit Facility" below). The First Amendment does not change the maturity or the pricing terms of the 2029 Unsecured Term Loan.

On November 17, 2025, the Company entered into the Second Amendment to Term Loan Agreement (the "Second Amendment") with PNC Bank, National Association, as Administrative Agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Operating Partnership as guarantors. The Second Amendment implements various changes to conform to the 2031 Unsecured Term Loan (defined below). In addition, the Second Amendment reduced the SOFR adjustment to zero basis points, resulting in the borrowings under the 2029 Unsecured Term Loan to be priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings. Based on the Company's credit ratings as of December 31, 2025, pricing on the 2029 Unsecured Term Loan was 80 basis points over SOFR.

2031 Unsecured Term Loan

On November 17, 2025, the Company closed on an unsecured $350.0 million 5.5-year delayed draw term loan (the "2031 Unsecured Term Loan") which includes an accordion option that allows the Company to request additional lender commitments up to a total of $500.0 million and matures in May 2031. As of December 31, 2025, the Company had not drawn any amounts under the 2031 Unsecured Term Loan. Borrowings under the 2031 Unsecured Term Loan are priced at SOFR plus a spread of 80 to 160 basis points over SOFR, depending on the Company's credit ratings. Based on the Company's credit ratings at the time of closing, pricing on the 2031 Unsecured Term Loan was 80 basis points over SOFR. The Company used the existing $350.0 million of forward starting interest rate swaps to hedge the variable SOFR priced interest to a weighted average fixed rate of 3.22% until May 2031.

Senior Unsecured Notes

The following table presents the senior unsecured notes principal balances net of unamortized debt issuance costs and original issue discounts for the Company's private placement and public offerings as of the dates presented (*in thousands*):

	All-in Interest Rate[1]	Coupon Rate	Maturity	December 31, 2025	December 31, 2024
2025 Senior Unsecured Notes	4.16%	4.16%	May 2025	$ —	$ 50,000
2027 Senior Unsecured Notes	4.26%	4.26%	May 2027	50,000	50,000
2028 Senior Unsecured Public Notes	2.11%	2.00%	June 2028	350,000	350,000
2028 Senior Unsecured Notes	4.42%	4.42%	July 2028	60,000	60,000
2029 Senior Unsecured Notes	4.19%	4.19%	September 2029	100,000	100,000
2030 Senior Unsecured Notes	4.32%	4.32%	September 2030	125,000	125,000
2030 Senior Unsecured Public Notes	3.49%	2.90%	October 2030	350,000	350,000
2031 Senior Unsecured Notes	4.42%	4.47%	October 2031	125,000	125,000
2032 Senior Unsecured Public Notes	3.96%	4.80%	October 2032	300,000	300,000
2033 Senior Unsecured Public Notes	2.13%	2.60%	June 2033	300,000	300,000
2034 Senior Unsecured Public Notes	5.65%	5.63%	June 2034	450,000	450,000
2035 Senior Unsecured Public Notes	5.35%	5.60%	June 2035	400,000	—
Total principal				$ 2,610,000	$ 2,260,000
Unamortized debt issuance costs and original issue discounts, net				(25,392)	(22,241)
Total				$ 2,584,608	$ 2,237,759

(1) The all-in interest rate reflects the straight-line amortization of the terminated swap agreements and original issuance discount, as applicable.

The Company entered into forward-starting interest rate swap agreements to hedge against variability in future cash flows on forecasted issuances of debt. Refer to Note 8 – *Derivative Instruments and Hedging Activity*. In connection with pricing certain Senior Unsecured Notes and Senior Unsecured Public Notes, the Company terminated forward-starting interest rate swap agreements to fix the interest rate on all or a portion of the respective notes.

Senior Unsecured Notes – Private Placements

The Senior Unsecured Notes were issued in private placements (collectively the "Private Placements") to individual investors. The Private Placements did not involve a public offering in reliance on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act").

Senior Unsecured Notes – Public Offerings

The Senior Unsecured Public Notes (collectively the "Public Notes") are fully and unconditionally guaranteed by Agree Realty Corporation and certain wholly owned subsidiaries of the Operating Partnership. These guarantees are senior unsecured obligations of the guarantors, rank equally in right of payment with all other existing and future senior unsecured indebtedness and are effectively subordinated to all secured indebtedness of the Operating Partnership and each guarantor (to the extent of the value of the collateral securing such indebtedness).

The Public Notes are governed by an indenture, dated August 17, 2020, among the Operating Partnership, the Company and trustee (as amended and supplemented by an officer's certificate dated at the issuance of each of the Public Notes, the "Indenture"). The Indenture contains various restrictive covenants, including limitations on the ability of the guarantors and the issuer to incur additional indebtedness and requirements to maintain a pool of unencumbered assets.

In May 2025, the Operating Partnership completed an underwritten public offering of $400.0 million in aggregate principal amount of its 5.600% Notes due 2035 (the "2035 Senior Unsecured Public Notes"). The public offering was priced at 99.297% of the principal amount, resulting in proceeds of $397.2 million before deducting debt issuance costs. In connection with the underwritten public offering, the Company terminated $325.0 million of forward-starting interest rate swap agreements that hedged the 2035 Senior Unsecured Public Notes, receiving $13.6 million, net upon termination.

In addition, in May 2025, the Operating Partnership repaid the $50.0 million 2025 Senior Unsecured Notes at maturity.

Senior Unsecured Revolving Credit Facility and Commercial Paper Program

The following table presents the balances outstanding under the senior unsecured revolving credit facility and commercial paper program as of the dates presented (*in thousands*):

	Interest Rate	Maturity	December 31, 2025	December 31, 2024
Senior Unsecured Revolving Credit Facility[1]	4.50 %	August 2028	$ —	$ 158,000
Commercial Paper Notes[2]	3.94 %	Various	320,500	—
Total			$ 320,500	$ 158,000

(1) At December 31, 2025, the Revolving Credit Facility would have incurred interest of 4.50%, which is comprised of SOFR of 3.77% and the pricing grid spread of 72.5 basis points.
(2) At December 31, 2025, the weighted-average maturity of the outstanding Commercial Paper Notes was less than one month.

Senior Unsecured Revolving Credit Facility

On August 8, 2024, the Company entered into the Fourth Amended and Restated Revolving Credit Agreement which provides a $1.25 billion senior unsecured revolving credit facility (the "Revolving Credit Facility").

On November 17, 2025, the Company entered into the First Amendment to the Fourth Amended and Restated Revolving Credit Agreement (the "First Amendment to the Revolving Credit Facility") with PNC Bank, as administrative agent, and a syndicate of lenders named therein, and with certain indirect subsidiaries of the Borrower as guarantors. The First Amendment to the Revolving Credit Facility amends the Revolving Credit Facility by and among the Company, the Borrower, PNC Bank, as administrative agent, and a syndicate of lenders named therein. The First Amendment to the Revolving Credit Facility includes certain technical and administrative amendments, including an amendment to the interest rate for borrowings under the Revolving Credit Facility by reducing the SOFR adjustment to zero basis points. As a result the Revolving Credit Facility's interest rate is based on a pricing grid with a range of 72.5 to 140 basis points over SOFR, determined by the Company's credit ratings and leverage ratio. At December 31, 2025, borrowings under the Revolving Credit Facility, as amended, would have incurred interest at a rate of SOFR plus a pricing grid spread of 72.5 basis points.

The Revolving Credit Facility serves as a liquidity backstop for the Company's Commercial Paper Notes and includes an accordion option that allows the Company to request additional lender commitments up to a total of $2.00 billion. The Revolving Credit Facility will mature in August 2028 with Company options to extend the maturity date to August 2029.

Prior to entering into the Fourth Amended and Restated Revolving Credit Facility, the Company had a $1.00 billion revolving credit facility under the First Amendment to the Third Amended and Restated Revolving Credit Agreement. The interest rate under the previous credit facility was based on a pricing grid with a range of 72.5 to 140 basis points over SOFR, determined by the Company's credit ratings and leverage ratio, plus a SOFR adjustment of 10 basis points. Interest under the previous Revolving Credit Facility was comprised of SOFR, the applicable pricing grid spread of 77.5 basis points and the 10 basis point SOFR adjustment. The previous credit facility had a maturity date of January 2026 with options to extend the maturity date to January 2027.

The Company and Richard Agree, the Executive Chairman of the Company, are parties to a Reimbursement Agreement dated October 3, 2023 (the "Reimbursement Agreement"). Pursuant to the Reimbursement Agreement, Mr. Agree has agreed to reimburse the Company for his proportionate share of loss incurred under the Revolving Credit Facility and/or certain other indebtedness in an amount to be determined by facts and circumstances at the time of loss.

Commercial Paper Program

In March 2025, the Operating Partnership established a commercial paper program (the "Commercial Paper Program"), pursuant to which it may issue short-term, fixed rate, unsecured commercial paper notes (the "Commercial Paper Notes") under the exemption from registration contained in Section 4(a)(2) of the Securities Act. Amounts available under the Commercial Paper Program may be borrowed, repaid and re-borrowed from time to time, with the aggregate principal amount of the Commercial Paper Notes outstanding under the Commercial Paper Program at any time not to exceed $625.0 million. The Commercial Paper Notes can have maturities of up to 397 days from the date of issue and are guaranteed by the Company and certain wholly owned subsidiaries of the Operating Partnership.

Debt Maturities

The following table presents scheduled principal payments related to the Company's debt as of December 31, 2025 (*in thousands*):

	Scheduled Principal		Balloon Payment		Total
2026[1]	$	628	$	320,500	$	321,128
2027		—		50,000		50,000
2028[2]		—		410,000		410,000
2029		—		492,250		492,250
2030		—		475,000		475,000
Thereafter[3]		—		1,575,000		1,575,000
Total scheduled principal payments	$	628	$	3,322,750	$	3,323,378

(1)   At December 31, 2025, the Commercial Paper Notes had a weighted-average maturity of less than one month.

(2)   The Revolving Credit Facility matures in August 2028, with options to extend the maturity date by six months up to two times, for a maximum maturity of August 2029 and had no outstanding balance as of December 31, 2025.

(3)   The 2031 Unsecured Term Loan matures in May 2031. No amounts had been drawn under the delayed draw, $350.0 million loan as of December 31, 2025.

Loan Covenants

Certain loan agreements contain various restrictive covenants, including the following financial covenants: maximum total leverage ratio, maximum secured leverage ratios, consolidated net worth requirements, a minimum fixed charge coverage ratio, a maximum unencumbered leverage ratio, a minimum unsecured interest expense ratio, a minimum interest coverage ratio, a minimum unsecured debt yield and a minimum unencumbered interest expense ratio. As of December 31, 2025, the most restrictive covenant was the minimum unencumbered interest expense ratio. The Company was in compliance with all of its material loan covenants and obligations as of December 31, 2025.

Note 6 – Common and Preferred Stock

Authorized Shares of Common Stock

In May 2025, the Company's stockholders approved an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of the Company's common stock from 180 million shares to 360 million shares.

Shelf Registration

On May 5, 2023, the Company filed an automatic shelf registration statement on Form S-3ASR with the Securities and Exchange Commission registering an unspecified amount of common stock, preferred stock, depositary shares, warrants of the Company and guarantees of debt securities of the Operating Partnership, as well as an unspecified amount of debt securities of the Operating Partnership, at an indeterminate aggregate initial offering price. The Company may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

Common Stock Offerings

In October 2022, the Company completed a follow-on public offering of 5,750,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 750,000 shares, in connection with forward sale agreements. As of December 31, 2022, the Company settled 1,600,000 shares of these October 2022 forward sale agreements, realizing net proceeds of $106.2 million. During the year ended December 31, 2023, the Company settled the remaining 4,150,000 shares of these October 2022 forward sale agreements, realizing net proceeds of $275.0 million. The offering resulted in total net proceeds to the Company of $381.2 million after deducting fees and expenses and making certain adjustments as provided in the forward sale agreements.

In October 2024, the Company completed a follow-on public offering of 5,060,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 660,000 shares in connection with the forward sale agreements. As of December 31, 2024, the Company had not settled any of these shares. During the year ended December 31, 2025, the Company settled all of the October 2024 forward sales agreements, realizing net proceeds to the Company of approximately $366.6 million, after deducting fees and expenses and making certain other adjustments.

In April 2025, the Company completed a follow-on public offering of 5,175,000 shares of common stock, including the full exercise of the underwriters' option to purchase an additional 675,000 shares in connection with the forward sale agreements. As of December 31, 2025, the Company had not settled any of these shares. The offering is anticipated to raise net proceeds of approximately $385.8 million after deducting fees and expenses and making certain adjustments as provided in the forward sale agreements.

Preferred Stock Offering

As of December 31, 2025, the Company had 7,000,000 depositary shares (the "Depositary Shares") outstanding, each representing 1/1,000th of a share of Series A Preferred Stock.

Dividends on the Series A Preferred Shares are payable monthly in arrears on the first day of each month (or, if not on a business day, on the next succeeding business day). The dividend rate is 4.25% per annum of the $25,000 (equivalent to $25.00 per Depositary Share) liquidation preference. Monthly dividends on the Series A Preferred Shares have been and will be in the amount of $0.08854 per Depositary Share, equivalent to $1.0625 per annum.

The Company may not redeem the Series A Preferred Shares before September 2026, except in limited circumstances to preserve its status as a real estate investment trust for federal income tax purposes and except in certain circumstances upon the occurrence of a change of control of the Company. Beginning in September 2026, the Company, at its option, may redeem the Series A Preferred Shares, in whole or from time to time in part, by paying $25.00 per Depositary Share, plus any accrued and unpaid dividends. Upon the occurrence of a change in control of the Company, if the Company does not otherwise redeem the Series A Preferred Shares, the holders have a right to convert their shares into common stock of the Company at the $25.00 per share liquidation value, plus any accrued and unpaid dividends. This conversion value is limited by a share cap if the Company's stock price falls below a certain threshold.

ATM Programs

The Company enters into at-the-market ("ATM") programs through which the Company, from time to time, sells shares of common stock and/or enters into forward sale agreements.

The following table summarizes the ATM programs that were in place during 2025, 2024 and 2023 *(dollars in millions)*:

Program		Program Size	Total Forward Shares Sold	Total Forward Shares Settled	Total Forward Shares Outstanding as of December 31, 2025	Total Net Proceeds Anticipated or Received from Forward Shares Sold
September 2022	[1]	$750.0	10,217,973	10,217,973	—	$670.3
February 2024	[1]	$1,000.0	10,409,017	10,409,017	—	$705.3
October 2024		$1,250.0	4,444,245 [2]	—	4,444,245 [3]	$330.3

(1) Applicable ATM program terminated and no future forward sales will occur under the program.
(2) After considering the shares of common stock sold subject to forward sale agreements under the program, the Company had approximately $914.5 million of availability under the October 2024 Program as of December 31, 2025.
(3) The Company is required to settle the outstanding forward shares of common stock under the program by dates between June 2026 and May 2027.

Upon settlement of the relevant forward sale agreement, subject to certain exceptions, we may elect, in our sole discretion, to physically settle in common shares, cash settle, or net share settle all or any portion of our obligations under any forward sale agreement.

The following table summarizes the ATM activity completed during the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Shares of common stock sold under the ATM programs	4,275,968	10,598,037	5,846,998
Shares of common stock settled under the ATM programs	7,633,519	6,630,112	6,117,768
Net proceeds received (in millions)	$538.3	$403.8	$415.4

Note 7 – Dividends and Distributions Payable

The Company declared dividends per common share of $3.081, $3.000 and $2.919 during the years ended December 31, 2025, 2024 and 2023, respectively.

On December 11, 2025, the Company declared a dividend per common share of $0.262 per share for the month ended December 31, 2025. The holders of Operating Partnership Common Units are entitled to an equal distribution per Operating Partnership Unit held. The monthly common dividend for December 2025 has been reflected as a reduction of stockholders' equity and the distribution has been reflected as a reduction of the limited partners' non-controlling interest. The December 2025 dividends and distributions were recorded as a liability on the consolidated balance sheets as of December 31, 2025 and were paid on January 15, 2026.

The Company declared dividends on the Series A Preferred Shares of $1.0625 per Depositary Share during the year ended December 31, 2025, 2024 and 2023. These dividends were reflected entirely as ordinary income for federal income tax purposes. The December 2025 dividend declared on the Series A Preferred Shares of $0.08854 per Depositary Share has been reflected as a reduction of stockholders' equity and was recorded as a liability on the consolidated balance sheets as of December 31, 2025 and paid on January 2, 2026.

For federal income tax purposes, common distributions paid have been characterized as follows (unaudited):

For the Year Ended December 31,	2025[1]	2024[1]	2023[1]
Ordinary Income	$ 2.619	$ 2.638	$ 2.498
Return of Capital	0.453	0.356	0.174
Total	$ 3.072	$ 2.994	$ 2.672

(1) The common dividend declared in December of the respective year and paid in the following January is considered a distribution for federal tax purposes in the year of payment and, therefore, has been excluded from the federal income tax characterization in the year of declaration.

Earnings and profits that determine the taxability of distributions to stockholders differ from net income reported for financial reporting purposes due to differences in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investments in properties for tax purposes, among other things.

Note 8 – Derivative Instruments and Hedging Activity

Background

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risk, including interest rate, liquidity and credit risk primarily by managing the amount, sources and duration of its debt funding and, to a limited extent, the use of derivative instruments. For additional information regarding the leveling of the Company's derivatives, refer to Note 9 – *Fair Value Measurements*.

The Company's objective in using interest rate derivatives is to manage its exposure to interest rate movements and add stability to interest expense. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreement without exchanging the underlying notional amount.

Hedging Activity

In June 2023, the Company entered into $350.0 million of forward starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in SOFR. The swaps exchange variable rate SOFR interest on $350.0 million of SOFR indexed debt to a weighted average fixed interest rate of 3.57% beginning August 1, 2023 through the maturity date of January 1, 2029. The swaps are designated to hedge the variable rate interest payments of the 2029 Unsecured Term Loan indexed to SOFR. As of December 31, 2025 these interest rate swaps were valued as a liability of approximately $2.8 million.

In December 2023, the Company entered into forward-starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of $150.0 million of long-term debt. In addition, in May 2024, the Company entered into a $150.0 million US Treasury lock at 4.51% to hedge against variability in future cash flows resulting from changes in interest rates. The Company terminated the $150.0 million forward-starting interest rate swap agreements and the $150.0 million US Treasury lock upon completion of the underwritten public offering of the 2034 Senior Unsecured Public Notes, receiving $4.4 million, net upon termination. This settlement was included as a component of accumulated other comprehensive income ("OCI"), to be recognized as an adjustment to income over the term of the debt.

During 2024 and 2025, the Company entered into $325.0 million of forward-starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of long-term debt. The Company terminated the $325.0 million forward-starting interest rate swap agreements upon completion of the underwritten public offering of the 2035 Senior Unsecured Public Notes in May 2025, receiving $13.6 million upon termination. This settlement was included as a component of accumulated OCI, to be recognized as an adjustment to income over the term of the debt.

In September and October of 2025, the Company entered into $350.0 million of forward starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in SOFR. The swaps exchange variable rate interest on $350.0 million of SOFR indexed debt to a weighted average fixed interest rate of 3.22% until May 2031. The swaps are designated to hedge the variable rate interest payments indexed to SOFR in the 2031 Senior Unsecured Term Loan which matures May 2031. As of December 31, 2025, these interest rate swaps were valued as an asset of approximately $3.3 million.

In August, September and October 2025, the Company entered into forward-starting interest rate swap agreements to hedge against variability in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of $200.0 million of long-term debt. The Company hedged its exposure to the variability in future cash flows for a forecasted issuance of long-term debt over a maximum period ending June 2026. As of December 31, 2025, these interest rate swaps are valued as an asset of approximately $2.7 million.

Recognition

The Company recognizes all derivative instruments as either assets or liabilities at fair value on the balance sheets. See discussion of measuring fair value in Note 9 - Fair Value Measurements. The Company recognizes its derivatives within other assets, net and accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

Changes in fair value for hedging instruments designated and qualifying for cash flow hedge accounting treatment are recognized as a component of OCI. Cash receipts and payments related to these hedging derivatives are included in cash flows from operating activities.

Accumulated OCI relates to (i) the change in fair value of interest rate derivatives and (ii) realized gains or losses on settled derivative instruments. Amounts are reclassified out of accumulated OCI as an adjustment to interest expense for (i) realized gains or losses related to effective interest rate swaps and (ii) realized gains or losses on settled derivative instruments, amortized over the term of the hedged debt transaction. During the next twelve months, the Company estimates that $3.8 million will be reclassified as a decrease to interest expense.

The Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk as of the dates presented (*dollars in thousands*):

	Number of Instruments[1]		Notional Amount[1]	
Interest Rate Derivatives	**December 31, 2025**	**December 31, 2024**	**December 31, 2025**	**December 31, 2024**
Interest rate swaps	13	11	$ 900,000	$ 550,000

(1) Number of instruments and total notional amounts disclosed includes all interest rate swap agreements outstanding at the balance sheet dates, including forward-starting interest rate swaps prior to their effective date.

The table below presents the estimated fair value of the Company's derivative financial instruments, as well as their classification in the consolidated balance sheets as of the dates presented (*in thousands*):

	Asset Derivatives	
	December 31, 2025	**December 31, 2024**
Derivatives designated as cash flow hedges:		
Other assets, net	$ 5,972	$ 17,526

	Liability Derivatives	
	December 31, 2025	**December 31, 2024**
Derivatives designated as cash flow hedges:		
Accounts payable, accrued expenses, and other liabilities	$ 2,814	$ —

The tables below present the effect of the Company's derivative financial instruments in the consolidated statements of operations and other comprehensive income for the periods presented (*in thousands*):

	Amount of Income/(Loss) Recognized in OCI on Derivative			Location of Accumulated OCI Reclassified from Accumulated OCI into Income	Amount Reclassified from Accumulated OCI as a (Reduction)/Increase in Interest Expense		
Year Ended December 31,	**2025**	**2024**	**2023**		**2025**	**2024**	**2023**
Interest rate swaps	$ 1,627	$ 32,060	$ (1,911)	Interest expense	$ (6,213)	$ (8,458)	$ (5,109)

The Company does not use derivative instruments for trading or other speculative purposes and did not have any other derivative instruments or hedging activities as of December 31, 2025.

Credit Risk-Related Contingent Features

The Company has agreements with its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness.

The fair value of derivative contracts, which includes interest but excludes any adjustments for nonperformance risk, was in a net asset position of $3.3 million as of December 31, 2025 and an asset position of $17.9 million as of December 31, 2024.

Although the derivative contracts are subject to master netting arrangements, which serve as credit mitigants to both the Company and its counterparties under certain situations, the Company does not net its derivative fair values or any existing rights or obligations to cash collateral on the consolidated balance sheets.

There was no offsetting of derivative assets or liabilities as of December 31, 2024. The tables below present a gross presentation of the effects of offsetting and a net presentation of the Company's derivatives as of December 31, 2025 (*in thousands*):

Offsetting of Derivative Assets as of December 31, 2025

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets presented in the Statement of Financial Position	Gross Amounts Not Offset in the Statement of Financial Position		
				Financial Instruments	Cash Collateral Received	Net Amount
Derivatives	$ 5,972	$ —	$ 5,972	$ (757)	$ —	$ 5,215

Offsetting of Derivative Liabilities as of December 31, 2025

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities presented in the Statement of Financial Position	Gross Amounts Not Offset in the Statement of Financial Position		
				Financial Instruments	Cash Collateral Received	Net Amount
Derivatives	$ 2,814	$ —	$ 2,814	$ (757)	$ —	$ 2,057

Note 9 – Fair Value Measurements

<u>Assets and Liabilities Measured at Fair Value</u>

The Company accounts for fair values in accordance with ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls, is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Derivative Financial Instruments

The Company uses interest rate swap agreements to manage its interest rate risk. See additional details regarding interest rate swaps in Note 8 - Derivative Instruments and Hedging Activity. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.

To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2025 and 2024, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis and fair value level as of the dates presented (*in thousands*):

	December 31, 2025	December 31, 2024
	Fair Value	Fair Value
	Level 2	Level 2
Derivative assets - interest rate swaps	$ 5,972	$ 17,526
Derivative liabilities - interest rate swaps	$ 2,814	$ —

Other Financial Instruments

The carrying values of cash and cash equivalents, cash held in escrow, accounts receivable and accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.

The fair value of the Commercial Paper Notes is estimated to be equal to the carrying amount due to the short-term maturity of the instruments and as the stated interest rates approximate current market rates.

The fair value of the Revolving Credit Facility, 2029 Unsecured Term Loan and 2031 Unsecured Term Loan are estimated to be equal to the carrying value as they are variable rate debt.

The Company estimated the fair value of its debt based on its incremental borrowing rates for similar types of borrowing arrangements with the same remaining maturity and on the discounted estimated future cash payments to be made for other debt. The discount rate used to calculate the fair value of debt approximates current lending rates for loans and assumes the debt is outstanding through maturity. Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

The table below presents the carrying value, fair value and fair value level of the Company's debt as of the dates presented (*in thousands*):

| | December 31, 2025 | | | December 31, 2024 | | |
| | Carrying | Fair Value | | Carrying | Fair Value | |
	Value	Level 2	Level 3	Value	Level 2	Level 3
Mortgage Notes Payable	$ 41,546	$ —	$ 40,859	$ 42,210	$ —	$ 40,591
Unsecured Term Loan	$ 348,074	$ 348,074	$ —	$ 347,452	$ 347,452	$ —
Senior Unsecured Notes	$ 2,584,608	$ 2,548,907	$ —	$ 2,237,759	$ 2,078,885	$ —
Unsecured Revolving Credit Facility	$ —	$ —	$ —	$ 158,000	$ 158,000	$ —
Commercial Paper Notes	$ 320,500	$ 320,500	$ —	$ —	$ —	$ —

Note 10 – Equity Incentive Plan

In May 2024, the Company's stockholders approved the Agree Realty Corporation 2024 Omnibus Incentive Plan (the "2024 Plan"), which replaced the Agree Realty Corporation 2020 Omnibus Incentive Plan. The 2024 Plan provides for the award to employees, directors and consultants of the Company of options, restricted stock, restricted stock units, stock appreciation rights, performance awards (which may take the form of performance units or performance shares) and other awards to acquire up to an aggregate of 2,000,000 shares of the Company's common stock. As of December 31, 2025, 1,721,199 shares of common stock were available for issuance under the 2024 Plan.

Restricted Stock - Employees

Restricted shares have been granted to employees which vest based on continued service to the Company.

The holder of a restricted share award is generally entitled at all times on and after the date of issuance of the restricted shares to exercise the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends on the shares. Restricted share awards granted prior to 2023 vest over a five-year period while awards granted in 2023 or later vest over a three-year period.

The Company estimates the fair value of restricted share grants at the date of grant and amortizes those amounts into expense on a straight-line basis over the appropriate vesting period. The Company recognized expense related to restricted share grants of $6.5 million, $5.8 million and $4.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, there was $7.5 million of total unrecognized compensation costs related to the outstanding restricted shares, which is expected to be recognized over a weighted average period of 1.7 years. The fair value of restricted shares vested was $9.4 million, $2.3 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Restricted share activity is summarized as follows *(shares in thousands)*:

	Shares Outstanding		Weighted Average Grant Date Fair Value
Unvested restricted stock at December 31, 2022	183	$	65.46
Restricted stock granted	82	$	73.15
Restricted stock vested	(56)	$	63.95
Restricted stock forfeited	(15)	$	69.12
Unvested restricted stock at December 31, 2023	194	$	68.85
Restricted stock granted	101	$	57.51
Restricted stock vested	(68)	$	69.33
Restricted stock forfeited	(9)	$	63.63
Unvested restricted stock at December 31, 2024	218	$	63.65
Restricted stock granted	85	$	72.83
Restricted stock vested	(93)	$	65.43
Restricted stock forfeited	(17)	$	65.54
Unvested restricted stock at December 31, 2025	193	$	66.65

Performance Units

Performance units have been granted to certain executive officers and are subject to a three-year performance period, following the conclusion of which shares awarded are determined by the Company's total shareholder return ("TSR") compared to the constituents of the MSCI US REIT Index and a defined peer group. Fifty percent of the award is based upon the TSR percentile rank versus the constituents in the MSCI US REIT Index for the three-year performance period; and fifty percent of the award is based upon TSR percentile rank versus a specified net lease peer group for the three-year performance period. For performance units granted prior to 2023, vesting of the shares awarded occurs ratably over a three-year period, with the initial vesting occurring immediately following the conclusion of the performance period such that all units vest within five years of the original award date. Performance units granted in 2023 or later vest following the conclusion of the performance period such that all units will vest three years from the original award date.

The grant date fair value of these awards is determined using a Monte Carlo simulation pricing model. For the performance units granted prior to 2023, compensation expense is amortized on an attribution method over a five-year period. For performance units granted in 2023 or later, compensation expense is amortized on a straight-line basis over a three-year period. Compensation expense related to performance units is determined at the grant date and is not adjusted throughout the measurement or vesting periods.

The Monte Carlo simulation pricing model for issued grants utilizes the following assumptions: (i) expected term (equal to the remaining performance measurement period at the grant date); (ii) volatility (based on historical volatility); and (iii) risk-free rate (interpolated based on 2- and 3-year rates).

The following assumptions were used when determining the grant date fair value:

	2025	2024	2023
Expected term (years)	2.9	2.9	2.9
Volatility	20 %	20.0 %	23.6 %
Risk-free rate	4.2 %	4.5 %	4.4 %

The Company recognized expense related to performance units for which the three-year performance period had not yet been completed of $4.7 million, $3.1 million and $2.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $7.1 million of total unrecognized compensation costs related to performance units for which the three-year performance period has not yet been completed, which is expected to be recognized over a weighted average period of 1.9 years.

The Company recognized expense related to performance units and shares for which the three-year performance period was completed, however the shares have not yet vested, of $0.6 million, $0.5 million and $0.5 million for the years ending December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $0.2 million of total unrecognized compensation costs related to performance units and shares for which the three-year performance period has been completed, however the shares have not yet vested, which is expected to be recognized over a weighted average period of 0.9 years.

Performance units activity is summarized as follows *(shares in thousands)*:

	Target Number of Awards		Weighted Average Grant Date Fair Value
Performance units and shares - three-year performance period to be completed at December 31, 2022	85	$	72.27
Performance units granted	47	$	80.34
Performance units - three-year performance period completed	(21)	$	90.17
Performance units and shares - three-year performance period to be completed at December 31, 2023	111	$	72.14
Performance units granted	77	$	59.16
Performance units - three-year performance period completed	(31)	$	63.42
Performance units and shares - three-year performance period to be completed at December 31, 2024	157	$	67.50
Performance units granted	90	$	79.61
Performance units - three-year performance period completed	(34)	$	68.59
Performance units and shares - three-year performance period to be completed at December 31, 2025	213	$	72.42

	Shares Outstanding		Weighted Average Grant Date Fair Value
Performance shares - three-year performance period completed but not yet vested at December 31, 2022	32	$	61.91
Shares earned at completion of three-year performance period[1]	33	$	90.17
Shares vested	(34)	$	69.73
Performance shares - three-year performance period completed but not yet vested at December 31, 2023	31	$	83.40
Shares earned at completion of three-year performance period[2]	23	$	63.42
Shares vested	(28)	$	75.18
Performance shares - three-year performance period completed but not yet vested at December 31, 2024	26	$	74.58
Shares earned at completion of three-year performance period[3]	51	$	68.59
Shares vested	(35)	$	74.13
Performance shares - three-year performance period completed but not yet vested at December 31, 2025	42	$	67.64

(1) Performance units granted in 2020 for which the three-year performance period was completed in 2023 were earned at the 150% performance level.
(2) Performance units granted in 2021 for which the three-year performance period was completed in 2024 were earned at the 76% performance level.
(3) Performance units granted in 2022 for which the three-year performance period was completed in 2025 were earned at the 150% performance level.

Restricted Stock - Directors

The Company granted restricted shares to non-employee directors which vest over a year, commensurate with the board members' services to the Company.

The holder of a restricted share award is generally entitled at all times on and after the date of issuance of the restricted shares to exercise the rights of a stockholder of the Company, including the right to vote the shares and the right to receive dividends on the shares.

The Company estimates the fair value of board members' restricted share grants at the date of grant and amortizes those amounts into expense on a straight-line basis over the one-year vesting period.

During the year ended December 31, 2025, 18,467 restricted shares were granted to independent members of the Company's board of directors at a weighted average grant date fair value of $72.83 per share. During the year ended December 31, 2024, 23,389 restricted shares were granted to independent members of the Company's board of directors at a weighted average grant date fair value of $57.51 per share.

The Company recognized expense relating to restricted share grants to the board members of $1.1 million, $1.3 million and 1.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, there was $0.2 million total unrecognized compensation costs related to the board members' outstanding restricted shares, which is expected to be recognized in less than six months.

The Company used 0% for the forfeiture rate for determining the fair value of this restricted stock.

Note 11 – Commitments and Contingencies

In the ordinary course of business, the Company is party to various legal actions which the Company considers to be routine in nature and incidental to the operation of its business. The Company believes that the outcome of the proceedings will not have a material adverse effect upon the Company's consolidated financial position or results of operations.

Note 12 – Subsequent Events

In connection with the preparation of its financial statements, the Company has evaluated events that occurred subsequent to December 31, 2025 through the date on which these financial statements were issued to determine whether any of these events required adjustments to or disclosure in the financial statements.

There were no reportable subsequent events or transactions.

Agree Realty Corporation

Schedule III – Real Estate and Accumulated Depreciation

December 31, 2025

COLUMN A	COLUMN B	COLUMN C	COLUMN D		COLUMN E	COLUMN F			COLUMN G	COLUMN H	COLUMN I
			Initial Cost			Gross Amount at Which Carried at Close of Period					
Description	Number of Properties	Encumbrance	Land	Building and Improvements	Costs Capitalized Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	Life on Which Depreciation in Latest Income Statement is Computed (in years)[(1)]
Real Estate Held for Investment											
Alabama	69	—	58,258,702	112,734,863	333,623	58,331,029	112,996,159	171,327,188	14,145,037	2012-2025	3 - 40
Alaska	3	—	4,024,748	3,657,890	153	4,024,748	3,658,043	7,682,791	161,114	2023-2024	5 - 40
Arizona	29	—	37,421,655	86,583,631	3,414,250	40,157,460	87,262,076	127,419,536	9,456,543	2011-2025	3 - 40
Arkansas	44	—	33,961,621	81,342,721	986,543	33,931,265	82,359,620	116,290,885	8,631,678	2016-2025	3 - 40
California	56	—	168,284,646	231,361,808	1,247,842	168,231,535	232,662,761	400,894,296	22,330,970	2011-2025	1 - 40
Colorado	19	—	33,427,076	57,261,268	1,159,586	33,427,077	58,420,853	91,847,930	5,903,321	2016-2025	4 - 40
Connecticut	28	—	67,928,851	107,146,858	629,656	67,928,851	107,776,514	175,705,365	12,828,996	2010-2025	2 - 40
Delaware	6	—	18,218,204	7,562,092	(25,246)	18,197,839	7,557,211	25,755,050	2,075,588	2012-2022	40
Florida	138	—	170,847,249	252,191,971	12,154,598	170,897,386	264,296,432	435,193,818	35,515,003	1996-2025	4 - 40
Georgia	128	—	87,185,808	286,763,380	1,862,876	87,191,042	288,621,022	375,812,064	30,106,116	2007-2025	1 - 40
Hawaii	1	—	—	5,337,026	1,955	—	5,338,981	5,338,981	202,540	2024	18 - 28
Idaho	7	—	3,330,669	16,723,441	37,265	3,330,670	16,760,705	20,091,375	2,620,333	2018-2024	8 - 40
Illinois	166	—	191,866,438	364,852,910	4,781,534	191,337,806	370,163,076	561,500,882	39,978,630	2010-2025	2 - 40
Indiana	83	—	41,514,275	156,188,687	1,748,305	41,489,677	157,961,590	199,451,267	12,622,766	2002-2025	4 - 40
Iowa	43	—	16,239,684	55,835,404	1,193,886	16,819,993	56,448,981	73,268,974	6,508,408	2015-2025	5 - 40
Kansas	49	—	50,048,333	149,575,667	(548,926)	48,782,171	150,292,903	199,075,074	17,150,271	1995-2025	3 - 40
Kentucky	42	—	27,679,156	88,671,275	9,570,857	28,176,183	97,745,105	125,921,288	13,721,545	1978-2025	3 - 40
Louisiana	81	—	58,838,431	166,175,514	1,316,076	59,020,733	167,309,288	226,330,021	18,615,737	2012-2025	5 - 40
Maine	5	—	2,566,165	9,379,875	25,421	2,566,165	9,405,296	11,971,461	1,396,778	2015-2024	4 - 40
Maryland	33	—	62,032,475	55,927,750	353,838	62,120,812	56,193,251	118,314,063	5,955,038	2011-2025	5 - 40
Massachusetts	23	—	79,117,524	89,745,382	177,375	79,122,805	89,917,476	169,040,281	8,196,298	2018-2025	5 - 40
Michigan	149	628,000	132,390,772	344,842,747	21,649,140	130,032,858	368,849,801	498,882,659	55,921,335	1977-2025	1 - 40
Minnesota	60	—	67,229,478	135,923,614	783,310	67,005,373	136,931,029	203,936,402	11,132,184	2012-2025	5 - 40
Mississippi	76	—	38,803,924	170,931,630	481,409	38,536,521	171,680,442	210,216,963	17,686,052	2013-2025	3 - 40
Missouri	80	—	57,490,720	198,738,969	2,325,263	57,496,026	201,058,926	258,554,952	21,842,576	2013-2025	3 - 40
Montana	2	—	1,023,154	5,232,131	22,469	1,023,154	5,254,600	6,277,754	473,271	2021-2024	1 - 40
Nebraska	16	—	8,064,132	30,175,460	16,992	8,064,132	30,192,452	38,256,584	2,504,785	1995-2025	3 - 40
Nevada	7	—	2,881,071	8,482,078	(13,959)	2,826,071	8,523,119	11,349,190	1,327,816	2013-2025	2 - 40
New Hampshire	11	—	23,964,700	18,306,945	666,306	23,964,701	18,973,250	42,937,951	2,477,293	2015-2025	5 - 40
New Jersey	56	—	164,560,966	100,251,249	16,336,567	179,736,006	101,412,776	281,148,782	14,916,027	2005-2025	4 - 40
New Mexico	25	—	32,803,786	56,655,563	603,851	32,726,744	57,336,456	90,063,200	4,723,688	2016-2025	3 - 40
New York	103	11,300,000	139,415,959	321,735,777	1,375,958	139,474,130	323,053,564	462,527,694	31,475,778	2004-2025	3 - 40

Agree Realty Corporation

Schedule III – Real Estate and Accumulated Depreciation

December 31, 2025

COLUMN A	COLUMN B	COLUMN C	COLUMN D		COLUMN E	COLUMN F			COLUMN G	COLUMN H	COLUMN I
			Initial Cost			Gross Amount at Which Carried at Close of Period					
Description	Number of Properties	Encumbrance	Land	Building and Improvements	Costs Capitalized Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Acquisition	Life on Which Depreciation in Latest Income Statement is Computed (in years)[1]
North Carolina	139	22,400,000	149,429,059	305,062,596	(526,987)	148,681,825	305,282,843	453,964,668	34,417,480	2010-2025	1 - 40
North Dakota	12	—	9,967,368	27,987,689	1,954,552	9,967,370	29,942,239	39,909,609	3,882,141	2013-2025	5 - 40
Ohio	164	—	153,988,586	348,204,577	3,656,752	155,401,951	350,447,964	505,849,915	39,855,010	2010-2025	1 - 40
Oklahoma	47	—	28,194,669	107,104,894	299,107	28,189,668	107,409,002	135,598,670	10,855,706	2014-2025	1 - 40
Oregon	13	—	29,320,378	40,082,009	1,709,328	29,320,538	41,791,177	71,111,715	5,356,208	2012-2025	5 - 40
Pennsylvania	118	8,550,000	138,254,794	325,830,203	(718,075)	134,947,258	328,419,664	463,366,922	35,136,372	1996-2025	1 - 40
Rhode Island	7	—	14,676,883	25,414,355	821,472	14,676,468	26,236,242	40,912,710	2,920,257	2018-2025	3 - 40
South Carolina	75	—	44,352,653	177,664,969	2,173,623	44,347,183	179,844,062	224,191,245	21,282,530	2012-2025	4 - 40
South Dakota	12	—	3,376,212	18,522,813	235,505	3,376,212	18,758,318	22,134,530	2,369,011	2013-2024	6 - 40
Tennessee	71	—	51,864,191	126,285,426	(647,960)	50,781,173	126,720,484	177,501,657	18,291,907	2013-2025	2 - 40
Texas	169	—	184,881,006	446,577,169	11,245,152	185,338,871	457,364,456	642,703,327	56,072,779	2011-2025	1 - 40
Utah	5	—	7,875,158	20,250,913	(20,043)	7,875,158	20,230,870	28,106,028	4,101,663	2011-2022	40
Vermont	4	—	6,554,681	20,448,103	—	6,554,681	20,448,103	27,002,784	742,939	2022-2025	1 - 40
Virginia	72	—	72,179,191	125,127,393	982,257	72,205,447	126,083,394	198,288,841	14,813,803	2014-2025	4 - 40
Washington	22	—	19,732,298	64,075,345	213,281	19,732,298	64,288,626	84,020,924	4,679,046	2014-2025	3 - 40
West Virginia	30	—	21,133,370	51,644,901	337,247	21,235,684	51,879,834	73,115,518	5,039,287	2015-2025	5 - 40
Wisconsin	74	—	61,885,001	199,650,956	2,251,869	61,829,720	201,958,106	263,787,826	21,485,299	2014-2025	3 - 40
Wyoming	2	—	1,745,471	3,091,512	210,772	1,745,470	3,302,285	5,047,755	396,340	2020-2022	15 - 40
Subtotal		42,878,000	2,880,831,341	6,209,321,399	108,846,625	2,892,177,938	6,306,821,427	9,198,999,365	714,301,293		
Property Under Development (Various)		—	—	62,690,174	—	—	62,690,174	62,690,174	—		
Corporate Headquarters - Royal Oak, MI		—	3,316,619	23,293,900	133,867	3,316,619	23,427,768	26,744,387	1,431,835	2023	40
Total		42,878,000	2,884,147,960	6,295,305,473	108,980,492	2,895,494,557	6,392,939,369	9,288,433,926	715,733,128		

(1) Depreciation on real estate investments is calculated using the straight-line method over the estimated useful lives of the assets as follows:

    Buildings   28 to 40 years

    Building Improvements   10 to 20 years

    Tenant Improvements   The shorter of the term of the related lease or useful life

Agree Realty Corporation

Article I. 1. Reconciliation of Real Estate Properties

The following table reconciles the Real Estate Properties from January 1, 2023 to December 31, 2025.

	2025	2024	2023
Balance at January 1	$ 7,982,537,708	$ 7,177,278,178	$ 6,062,209,367
Construction, acquisition and other costs	1,360,816,245	893,310,268	1,135,848,799
Impairment charge	(14,653,327)	(8,852,732)	(9,555,945)
Disposition of real estate	(40,266,700)	(79,198,006)	(11,224,043)
Balance at December 31	$ 9,288,433,926	$ 7,982,537,708	$ 7,177,278,178

Article II. 2. Reconciliation of Accumulated Depreciation

The following table reconciles the Real Estate Properties from January 1, 2023 to December 31, 2025.

	2025	2024	2023
Balance at January 1	$ 564,429,282	$ 433,957,769	$ 321,141,833
Current year depreciation expense	159,745,691	138,426,235	115,969,605
Impairment charge	(2,580,729)	(1,607,706)	(2,425,088)
Disposition of real estate	(5,861,116)	(6,347,016)	(728,581)
Balance at December 31	$ 715,733,128	$ 564,429,282	$ 433,957,769

Article III. 3. Tax Basis – (Unaudited)

The aggregate cost of our real estate assets for federal income tax purposes is approximately $10.70 billion at December 31, 2025.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGREE REALTY CORPORATION

By: /s/ Joel N. Agree   Date: February 10, 2026
     Joel N. Agree
     President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned officers and directors of Agree Realty Corporation, hereby severally constitute Richard Agree, Joel N. Agree and Peter Coughenour, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Agree Realty Corporation to comply with the provisions of the Securities Exchange Act of 1934, as amended and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Richard Agree   Date: February 10, 2026
     Richard Agree
     Executive Chairman of the Board of Directors

By: /s/ Joel N. Agree   Date: February 10, 2026
     Joel N. Agree
     President, Chief Executive Officer and Director
     (Principal Executive Officer)

By: /s/ Peter Coughenour   Date: February 10, 2026
     Peter Coughenour
     Chief Financial Officer and Secretary
     (Principal Financial Officer)

By: /s/ Stephen Breslin   Date: February 10, 2026
     Stephen Breslin
     Chief Accounting Officer
     (Principal Accounting Officer)

By: /s/ Karen Dearing   Date: February 10, 2026
     Karen Dearing
     Director

By: /s/ Merrie S. Frankel   Date: February 10, 2026
     Merrie S. Frankel
     Director

By: /s/ Mike Hollman   Date: February 10, 2026
    Mike Hollman
    Director

By: /s/ Michael Judlowe   Date: February 10, 2026
    Michael Judlowe
    Director

By: /s/ Linglong He   Date: February 10, 2026
    Linglong He
    Director

By: /s/ Greg Lehmkuhl   Date: February 10, 2026
    Greg Lehmkuhl
    Director

By: /s/ John Rakolta   Date: February 10, 2026
    John Rakolta
    Director

By: /s/ Jerome Rossi   Date: February 10, 2026
    Jerome Rossi
    Director

AGREE REALTY CORPORATION
FINANCIAL HIGHLIGHTS
NYSE: ADC

FINANCIALS – For Year Ended December 31	2025	2024	2023
Rental Income ($000's)	$ 718,163	$ 616,822	$ 537,403
Adjusted Funds from Operations ($000's)	$ 482,804	$ 422,818	$ 378,742
Adjusted Funds from Operations Per Share	$ 4.33	$ 4.14	$ 3.95
Dividends Per Share	$ 3.081	$ 3.000	$ 2.919

PROPERTY PORTFOLIO	2025	2024	2023
Real Estate Assets, at Cost ($000's)	$ 9,288,434	$ 7,982,537	$ 7,177,278
Total Assets ($000's)	$ 9,797,612	$ 8,486,446	$ 7,774,836
Total Principal Amount of Debt Outstanding ($000's)	$ 3,323,378	$ 2,811,904	$ 2,431,868
Number of Properties	2,674	2,370	2,135
Gross Leasable Area (sq. ft.)	55,465,000	48,843,000	44,162,000

TOTAL RETURN PERFORMANCE



- Agree Realty Corporation
- MSCI US REIT (RMZ)
- Triple Net Lease Peer Group
- S&P Mid Cap 400

As of December 31, 2025. Comparison includes ADC, the MSCI US REIT Index (RMZ), the S&P MidCap 400, and the Triple Net Lease Peer Group. Total Return Performance is calculated on a daily basis using total return metrics, which reflect stock price appreciation along with the reinvestment of dividends. The Triple Net Lease Peer Group includes the following companies: EPR Properties, Getty Realty Corp., NNN REIT, Inc., Realty Income Corporation, and W.P. Carey. Past performance is not necessarily indicative of future results.

AGREE REALTY CORPORATION
FINANCIAL HIGHLIGHTS
NYSE: ADC



ADJUSTED FUNDS FROM OPERATIONS *(in thousands)*



REAL ESTATE ASSETS *(in thousands)*

CORPORATE INFORMATION

LEADERSHIP TEAM

Joey Agree
President
Chief Executive Officer
Director

Peter Coughenour
Chief Financial Officer
Secretary

Craig Erlich
Chief Growth Officer

Danielle Spehar
General Counsel

Nicole Witteveen
Chief Operating Officer

DIRECTORS

Richard Agree
Executive Chairman

Karen Dearing
Former, Chief Financial Officer
Sun Communities (NYSE: SUI)

Merrie S. Frankel
President
Minerva Realty Consultants, LLC

Adjunct Professor
Columbia University
New York University

Linglong He
Former, Chief Leadership Advisor
Chief Data Officer
Rocket (NYSE: RKT)

Mike Hollman
SVP, Treasurer
Head of Strategic Finance
Hilton (NYSE: HLT)

Michael Judlowe
Former, Chairman of Jefferies'
US Real Estate, Gaming and Lodging
Investment Banking

Greg Lehmkuhl
President
Chief Executive Officer
Director
Lineage (NASDAQ: LINE)

**Ambassador
John Rakolta, Jr. (Ret.)**
Chairman
Walbridge

Jerry Rossi
Chief Executive Officer
R&R Consulting

Former, Group President
The TJX Companies (NYSE: TJX)

Annual Meeting of Stockholders
Thursday, May 14, 2026 — 10:00 AM ET
www.virtualshareholdermeeting.com/ADC2026

**Independent Registered
Public Accounting Firm**
Grant Thornton LLP

171 North Clark Street, Suite 200
Chicago, IL 60601

Counsel
Honigman LLP

39400 Woodward Ave., Suite 101
Bloomfield Hills, MI 48304

Registrar & Transfer Agent
Computershare Trust Company, N.A.

P.O. Box 43006
Providence, RI 02940



ADC
Listed
NYSE

agreerealty.com